================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,       September                          2006
                        --------------------------------- ----------------
Commission File Number  000-49984
                        --------------------------------- ----------------

                           Mitel Networks Corporation
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    350 Legget Drive, Ottawa, Ontario K2K 2W7
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

        Form 20-F     X                Form 40-F
                   ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                              No     X
                      ------------------             ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________


================================================================================

                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1 Audited consolidated financial statements for the fiscal years ended April 25, 2004, April 24, 2005 and April 30, 2006 and for the six day period ended April 30, 2005.

         2       Letter to Shareholders re. Annual and Special Meeting.

         3       Management Proxy Circular.

         4       Form of Proxy.




This Report on Form 6-K is incorporated by reference into: (i) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on November 29, 2004 (File No. 333-120816); and (ii) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on March 6, 2006 (File No. 333-132229).

                                                                 DOCUMENT 1

                                                  MITEL NETWORKS
                                                    CORPORATION







CONSOLIDATED FINANCIAL STATEMENTS
(in accordance with US GAAP)

FOR THE FISCAL YEARS ENDED APRIL 25, 2004, April 24, 2005
and April 30, 2006 and FOR THE SIX DAY PERIOD ENDED APRIL 30, 2005

(Audited)


                                                          ----------------------
                                   {Logo Graphic Omitted] MITEL | it's about YOU
                                                          ----------------------

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Mitel Networks Corporation:

We have audited the consolidated balance sheets of Mitel Networks Corporation and subsidiaries as of April 30, 2006, April 30, 2005 and April 24, 2005 and the related consolidated statements of operations, shareholders' deficiency and cash flows for each of the years ended April 30, 2006, April 24, 2005 and April 25, 2004 and the six day period ended April 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Mitel Networks Corporation and subsidiaries as of April 30, 2006, April 30, 2005, and April 24, 2005 and the results of their operations and cash flows for each of the years ended April 30, 2006, April 24, 2005 and April 25, 2004 and the six day period ended April 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.

On June 28, 2006 we reported separately to the shareholders of Mitel Networks Corporation on our audits of financial statements for the same periods, prepared in accordance with accounting principles generally accepted in the United States of America. The attached financial statements also include Note 28, reconciliation from US GAAP to Canadian GAAP.


                                                      /s/  Deloitte & Touche LLP

                                                           Deloitte & Touche LLP
Ottawa, Canada                      Independent Registered Chartered Accountants
August 3, 2006



                           MITEL NETWORKS CORPORATION
                     (incorporated under the laws of Canada)
                           CONSOLIDATED BALANCE SHEETS
                (in millions of US dollars, except share amounts)

----------------------------------------------------------------------------------------------------------

                                                                    April 24,    April 30,    April 30,
                                                                      2005          2005         2006
                                                                  ----------------------------------------
ASSETS

Current assets:
  Cash and cash equivalents                                            $    9.7    $    46.6    $    35.7
  Restricted cash                                                             -          1.0          1.7
  Accounts receivable (net of allowance
   of $3.0, $3.0, and $2.5, respectively)                                  71.1         66.9         79.7
  Due from related parties                                                  0.7          0.7          0.4
  Inventories                                                              17.1         17.4         23.6
  Income tax receivable                                                     1.4          1.4            -
  Deferred tax asset                                                          -            -          0.7
  Other current assets                                                     27.2         28.4         24.7
-----------------------------------------------------------------------------------------------------------
                                                                          127.2        162.4        166.5

Long-term receivables                                                       0.4          0.4          0.4
Property and equipment                                                     20.9         20.6         17.4
Goodwill                                                                    6.2          6.0          6.8
Intangible and other assets                                                 1.9          5.9          6.6
Deferred  tax asset                                                           -            -          2.1
----------------------------------------------------------------------------------------------------------
                                                                      $   156.6    $   195.3    $   199.8
-----------------------------------------------------------------------------------------------------------

LIABILITIES, REDEEMABLE SHARES AND SHAREHOLDERS' DEFICIENCY

Current liabilities:
  Bank indebtedness                                                   $    15.8     $    1.2     $    2.1
  Accounts payable and accrued liabilities                                 53.6         55.8         73.3
  Income and other taxes payable                                            2.2          2.2          1.7
  Deferred revenue                                                         25.5         25.9         23.1
  Due to related parties                                                   15.9         14.0         24.2
  Current portion of long-term debt                                         2.8          2.8          1.6
-----------------------------------------------------------------------------------------------------------
                                                                          115.8        101.9        126.0

Long-term debt                                                             11.8         11.8          2.5
Long-term portion of lease termination obligations                          8.4          8.3          5.5
Convertible notes                                                             -         46.6         48.7
Derivative instruments                                                     38.0         37.4         75.9
Deferred gain                                                                 -            -          5.5
Pension liability                                                          25.4         25.1         40.1
-----------------------------------------------------------------------------------------------------------
                                                                          199.4        231.1        304.2
-----------------------------------------------------------------------------------------------------------

Commitments and contingencies

Redeemable common shares, without par value : 10,000,000 shares            18.2         18.2         18.7
   authorized; issued and outstanding at April 24, 2005,
   April 30, 2005 and April 30, 2006

Convertible, redeemable preferred shares, without par value -              39.0         39.1         45.5
   unlimited shares authorized; issued and outstanding:
   Series A: 20,000,000 shares at April 24,
   2005, April 30, 2005 and April 30, 2006; Series B:
   67,789,300 shares at April 24, 2005,
   April 30, 2005 and April 30, 2006
-----------------------------------------------------------------------------------------------------------
                                                                           57.2         57.3         64.2
-----------------------------------------------------------------------------------------------------------

Shareholders' deficiency:
  Common shares, without par value - unlimited shares                     187.6        187.6        188.8
     authorized: 107,149,933, 107,149,933, and
     107,302,322  issued and outstanding at
     April 24, 2005,April 30, 2005 and April 30, 2006
  Warrants                                                                 40.2         47.9         47.9
  Deferred stock-based compensation                                        (0.4)        (0.4)        (0.1)
  Accumulated deficit                                                    (302.3)      (304.0)      (355.5)
  Accumulated other comprehensive loss                                    (25.1)       (24.2)       (49.7)
-----------------------------------------------------------------------------------------------------------
                                                                         (100.0)       (93.1)      (168.6)
-----------------------------------------------------------------------------------------------------------
                                                                      $   156.6    $   195.3    $   199.8
-----------------------------------------------------------------------------------------------------------
APPROVED BY THE BOARD


 /s/ [illegible]      , Director
---------------------

 /s/ [illegible]        , Director
---------------------

 (The accompanying notes are an integral part of these consolidated financial statements)

                                           MITEL NETWORKS CORPORATION
                                    (incorporated under the laws of Canada)
                                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        (in millions of US dollars, except share and per share amounts)


                                                    Year Ended       Year Ended      Six Days Ended   Year Ended
                                                    April 25, 2004   April 24, 2005  April 30, 2005   April 30, 2006
                                                 --------------------------------------------------------------------
Revenues:
  Products                                               $    207.1      $    207.7      $     1.7       $   260.5
  Services                                                    133.6           134.5            1.5           126.6
---------------------------------------------------------------------------------------------------------------------
                                                              340.7           342.2            3.2           387.1
---------------------------------------------------------------------------------------------------------------------

Cost of revenues:
  Products                                                    125.7           132.0            1.6           149.1
  Services                                                     77.2            81.2            0.8            76.6
---------------------------------------------------------------------------------------------------------------------
                                                              202.9           213.2            2.4           225.7
---------------------------------------------------------------------------------------------------------------------

Gross margin                                                  137.8           129.0            0.8           161.4
---------------------------------------------------------------------------------------------------------------------

Expenses:
  Selling, general and administrative                         111.4           114.9            1.8           120.7
  Research and development                                     36.2            41.4            0.7            44.1
  Special charges                                              11.7            10.6              -             5.7
  Loss (gain) on sale of manufacturing operations               0.6             3.4              -            (0.9)
  Amortization of acquired intangibles                          0.2               -              -               -
  Gain on sale of assets                                          -               -              -            (1.5)
---------------------------------------------------------------------------------------------------------------------
                                                              160.1           170.3            2.5           168.1
----------------------------------------------------------------------------------------------------------------------

Operating loss                                                (22.3)          (41.3)          (1.7)           (6.7)

Interest expense                                               (4.3)           (2.6)             -            (7.6)
Fair value adjustment on derivative instruments                   -            (5.3)          (0.1)          (32.6)
Beneficial conversion feature on convertible debentures        (3.1)              -              -               -
Other income (expense), net                                    (0.6)            0.4            0.2             0.4
---------------------------------------------------------------------------------------------------------------------

Loss before income taxes                                      (30.3)          (48.8)          (1.6)          (46.5)

Current income tax expense (recovery)                           2.0             0.8              -             0.9
Deferred income tax recovery                                   (1.7)              -              -            (2.8)

---------------------------------------------------------------------------------------------------------------------

Net loss                                                  $   (30.6)      $   (49.6)      $   (1.6)       $  (44.6)
---------------------------------------------------------------------------------------------------------------------

Net loss per common share:
      Basic and diluted                                   $   (0.26)      $   (0.49)      $  (0.01)       $  (0.44)
---------------------------------------------------------------------------------------------------------------------

Weighted-average number of common shares outstanding
      Basic and diluted                                 127,831,211     113,792,829    117,149,933     117,230,198
---------------------------------------------------------------------------------------------------------------------



           (The accompanying notes are an integral part of these consolidated financial statements)


                                               MITEL NETWORKS CORPORATION
                                         (incorporated under the laws of Canada)
                                   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY
                                    (in millions of US dollars, except share amounts)



                                                                                                       Accumulated
                                              Common Shares                  Deferred                     Other         Total
                                       -------------------------            Stock-based   Accumulated  Comprehensive  Shareholders'
                                             Shares     Amount   Warrants   Compensation    Deficit    Income (Loss)  Deficiency
-----------------------------------------------------------------------------------------------------------------------------------
Balances at April 27, 2003              101,400,213      183.4     $  17.6     $   (0.4)    $ (218.2)     $  (19.4)      $  (37.0)
-----------------------------------------------------------------------------------------------------------------------------------

Common shares issued:
  Conversion of convertible debentures    5,445,775        8.3           -             -            -             -           8.3
  Conversion of related party loans      20,448,875       31.0           -             -            -             -          31.0
  Professional services received             33,591        0.1           -             -            -             -           0.1
  Exercise of stock options                   5,950          -           -             -            -             -             -
  Reallocation of  share issue
    costs to convertible,
   redeemable preferred shares                    -        0.3           -             -            -             -           0.3
Exchange of common shares for
   convertible, redeemable
   preferred shares                     (25,530,494)     (38.7)          -             -            -             -         (38.7)
Share purchase loan repayments                    -        0.4           -             -            -             -           0.4
Shares repurchased                          (21,153)      (0.1)          -             -            -             -          (0.1)
Beneficial conversion feature on
   Series A preferred shares                      -          -           -             -          1.4             -           1.4
Deemed dividend relating to
   beneficial conversion feature
   on Series A preferred share                    -          -           -             -         (1.4)            -          (1.4)
Stock-based dividends                             -        0.1           -             -         (0.1)            -             -
Issuance of warrants                              -          -        12.2             -            -             -          12.2
Amortization of deferred
  stock-based compensation                        -          -           -           0.2            -             -           0.2
Accretion of interest on redeemable
  common and preferred shares                     -          -           -             -         (1.3)            -          (1.3)
Beneficial conversion feature
  on convertible debentures                       -          -           -             -          3.1             -           3.1
-----------------------------------------------------------------------------------------------------------------------------------
                                        101,782,757   $  184.8     $  29.8      $  (0.2)     $ (216.5)    $   (19.4)     $  (21.5)
-----------------------------------------------------------------------------------------------------------------------------------

Net loss                                          -          -           -             -        (30.6)             -        (30.6)
Other comprehensive income:
  Foreign currency
    translation adjustments                       -          -           -             -            -          (6.0)         (6.0)
  Minimum pension
    liability adjustments                         -          -           -             -            -           3.5           3.5
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss                                -          -           -             -        (30.6)         (2.5)        (33.1)
-----------------------------------------------------------------------------------------------------------------------------------

Balances at April 25, 2004              101,782,757      184.8   $    29.8     $   (0.2)    $  (247.1)    $   (21.9)      $ (54.6)
-----------------------------------------------------------------------------------------------------------------------------------

Common shares issued:
  Cash and employee loans                 5,601,870        4.6           -             -            -             -           4.6
  Professional services received            153,616        0.1           -             -            -             -           0.1
Exchange of common shares for
Series B convertible, redeemable
  preferred shares                         (364,156)      (0.5)          -             -            -             -          (0.5)
Common share issue costs                          -       (0.3)          -             -            -             -          (0.3)
Share purchase loans                              -       (1.3)          -             -            -             -          (1.3)
Share purchase loan repayments                    -        0.2           -             -            -             -           0.2
Shares repurchased                          (24,154)         -           -             -            -             -             -
Issuance of warrants                              -          -        10.4             -            -             -          10.4
Amortization of deferred
  stock-based compensation                        -          -           -          (0.2)           -             -          (0.2)
Accretion of interest on redeemable
 common and preferred shares                      -          -           -             -         (5.6)            -          (5.6)
-----------------------------------------------------------------------------------------------------------------------------------
                                        107,149,933   $  187.6   $    40.2     $   (0.4)    $  (252.7)     $  (21.9)     $  (47.2)
-----------------------------------------------------------------------------------------------------------------------------------

Net loss                                          -          -           -             -        (49.6)            -         (49.6)
Other comprehensive income:
  Foreign currency
   translation adjustments                        -          -           -             -            -          (5.6)         (5.6)
  Minimum pension
   liability adjustments                          -          -           -             -            -           2.4           2.4

-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss                                -          -           -             -        (49.6)         (3.2)        (52.8)
-----------------------------------------------------------------------------------------------------------------------------------

Balances at April 24, 2005              107,149,933   $  187.6    $   40.2     $    (0.4)   $  (302.3)     $  (25.1)      $ (100.0)
-----------------------------------------------------------------------------------------------------------------------------------



           (The accompanying notes are an integral part of these consolidated financial statements)


                                                                                                       Accumulated
                                              Common Shares                  Deferred                     Other         Total
                                       -------------------------            Stock-based   Accumulated  Comprehensive  Shareholders'
                                             Shares     Amount   Warrants   Compensation    Deficit    Income (Loss)  Deficiency
-----------------------------------------------------------------------------------------------------------------------------------
Balances at April 24, 2005             107,149,933    $  187.6   $  40.2      $  (0.4)   $   (302.3)     $  (25.1)    $  (100.0)
-----------------------------------------------------------------------------------------------------------------------------------

Issuance of warrants                             -           -       7.7            -             -             -           7.7

Accretion of interest on
redeemable common
and preferred shares                             -           -         -            -          (0.1)            -          (0.1)
-----------------------------------------------------------------------------------------------------------------------------------
                                       107,149,933    $   187.6  $  47.9      $  (0.4)   $   (302.4)     $  (25.1)    $   (92.4)
-----------------------------------------------------------------------------------------------------------------------------------

Net loss                                         -           -         -            -          (1.6)            -          (1.6)

Other comprehensive income:
  Foreign currency
     translation adjustments                     -           -         -            -             -           0.9           0.9
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss                               -           -         -            -          (1.6)          0.9          (0.7)
-----------------------------------------------------------------------------------------------------------------------------------

Balances at April 30, 2005             107,149,933   $   187.6   $  47.9      $  (0.4)   $   (304.0)     $  (24.2)    $   (93.1)
-----------------------------------------------------------------------------------------------------------------------------------

Common shares issued:
  Exercise of stock options                 58,174         0.2         -            -             -             -           0.2
  Professional services received           132,261         0.l         -            -             -             -           0.1
Fair value adjustment
  relating to stock option plan                  -        (0.3)        -          0.3             -             -             -
Share purchase loan repayments                   -         1.1         -            -             -             -           1.1
Shares repurchased                         (38,046)          -         -            -             -             -             -
Deferred stock-based compensation                -         0.1         -         (0.1)            -             -             -
Amortization of deferred
  stock-based compensation                       -           -         -          0.1             -             -           0.1

Accretion of interest on
 redeemable common and
 preferred shares                                -           -         -            -          (6.9)            -          (6.9)
-----------------------------------------------------------------------------------------------------------------------------------
                                       107,302,322   $   188.8   $  47.9      $  (0.1)   $   (310.9)     $  (24.2)    $   (98.5)
-----------------------------------------------------------------------------------------------------------------------------------

Net loss                                        -            -         -            -         (44.6)            -         (44.6)

Other comprehensive income:
  Foreign currency
    translation adjustments                     -            -         -            -             -         (10.9)        (10.9)

  Minimum pension
    liability adjustments                       -            -         -            -             -         (14.6)        (14.6)
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss                              -            -         -            -         (44.6)        (25.5)        (70.1)
-----------------------------------------------------------------------------------------------------------------------------------

Balance at April 30, 2006             107,302,322    $   188.8   $  47.9       $ (0.1)   $   (355.5)     $  (49.7)    $  (168.6)
===================================================================================================================================

           (The accompanying notes are an integral part of these consolidated financial statements)


                                               MITEL NETWORKS CORPORATION
                                         (incorporated under the laws of Canada)
                                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                                               (in millions of US dollars)

--------------------------------------------------------------------------------------------------------------------------------
                                                            Year Ended       Year Ended       Six Days Ended     Year Ended
                                                            April 25, 2004   April 24, 2005   April 30,2005      April 30, 2006
--------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)

Operating activities:
  Net loss                                                       $   (30.6)     $   (49.6)        $  (1.6)       $   (44.6)
  Adjustments to reconcile net loss to
    net cash from operating activities:
  Amortization and depreciation                                       11.8            8.9             0.2             10.2
  Amortization of deferred gain                                          -              -               -             (0.3)
  Fair value adjustment on derivative instruments                        -            5.3             0.1             32.6
  Beneficial conversion feature on convertible debentures              3.1              -               -                -
  Accretion of convertible notes to redemption value                     -              -               -              1.5
  Stock-based compensation                                             0.2              -               -              0.3
  Deferred income taxes                                               (1.5)             -               -             (2.8)
  Special charges                                                      0.3              -               -                -
  Loss (gain) on sale of manufacturing operations                      0.6            3.4               -             (0.9)
  Loss (gain) on sale of business and assets                           0.1              -               -             (1.5)
  Unrealized foreign exchange loss (gain)                             (2.9)          (2.0)           (0.9)             2.1
  Non-cash movements in provisions                                     5.1            5.5               -              4.2
  Change in non-cash operating assets and liabilities, net            24.6           (3.3)            1.0             (3.1)
--------------------------------------------------------------------------------------------------------------------------------

Net cash provided by (used in) operating activities                   10.8          (31.8)           (1.2)            (2.3)
--------------------------------------------------------------------------------------------------------------------------------

Investing activities:
  Additions to capital and intangible assets                          (3.7)          (4.5)           (0.1)            (8.8)
  (Increase) decrease in restricted cash                                 -            0.9            (1.0)            (0.5)
  Proceeds on sale of assets                                             -              -               -             12.4
  Realized foreign exchange loss on hedging activities                (6.7)          (8.4)              -             (8.0)
  Realized foreign exchange gain on hedging activities                 4.1            6.2               -              8.6
--------------------------------------------------------------------------------------------------------------------------------

Net cash provided by (used in) investing activities                   (6.3)          (5.8)           (1.1)             3.7
--------------------------------------------------------------------------------------------------------------------------------

Financing activities:
  Increase (decrease) in bank indebtedness                           (19.0)           8.9           (14.6)             0.7
  Deferred financing costs                                               -              -            (0.4)            (1.8)
  Proceeds from issuance of convertible notes                            -              -            54.3                -
  Proceeds from issuance of convertible,
    redeemable preferred shares                                       15.0              -               -                -
  Repayment of related party loans payable                            (1.0)             -               -                -
  Repayment of long-term debt                                         (5.2)          (4.4)              -            (11.9)
  Proceeds from issuance of warrants                                   9.8           12.4               -                -
  Proceeds from issuance of common shares                              0.1            2.4               -              0.2
  Proceeds from repayments of employee share purchase loans            0.4            1.1               -              1.1
  Share issue costs                                                   (2.1)          (0.3)              -                -
--------------------------------------------------------------------------------------------------------------------------------

Net cash  provided by (used in) financing activities                  (2.0)          20.1            39.3            (11.7)
--------------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents           1.9            0.5            (0.1)            (0.6)
--------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                       4.4          (17.0)           36.9            (10.9)

Cash and cash equivalents, beginning of period                        22.3           26.7             9.7             46.6
--------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                         $    26.7      $     9.7         $  46.6        $    35.7
--------------------------------------------------------------------------------------------------------------------------------



           (The accompanying notes are an integral part of these consolidated financial statements)

                           MITEL NETWORKS CORPORATION
                     (incorporated under the laws of Canada)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (in millions of US dollars, except share and per share amounts)


1.       BACKGROUND AND NATURE OF OPERATIONS

         Mitel Networks Corporation (the "Company") is a leading provider of integrated communications solutions and services for business customers. Through direct and indirect channels as well as strategic technology partnerships, the Company currently serves a wide range of industry vertical markets, including the education, government, healthcare, hospitality and retail in the United States ("US"), Europe, Middle East and Africa, Canada, Caribbean and Latin America, and Asia-Pacific regions.

         The Company was incorporated under the Canada Business Corporations Act on January 12, 2001. On February 16, 2001, the Company acquired the "Mitel" name and substantially all of the assets (other than Canadian real estate and most intellectual property assets) and subsidiaries of the Communications Systems Division of Zarlink Semiconductor Inc. ("Zarlink"), formerly Mitel Corporation.


2.       ACCOUNTING POLICIES

         These consolidated financial statements have been prepared by the Company in accordance with US generally accepted accounting principles ("GAAP") and the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") for the preparation of financial statements.

         Amounts less than fifty thousand dollars are deemed to be insignificant in these financial statements.

         a)  Fiscal Year End

         On April 24, 2005, the Company changed its fiscal year end from the last Sunday in April to April 30. The change in fiscal year end allows the Company to better align its reporting results with those of its industry peers. Results for the six-day transition period ("Transition Period") from April 25, 2005 to April 30, 2005 have been included pursuant to Rule 13a-10 of the Securities Exchange Act of 1934, as amended.

         b)  Basis of Consolidation

         The consolidated financial statements include the accounts of the Company and of its majority-owned subsidiary companies. Intercompany transactions and balances have been eliminated on consolidation.

         c)  Use of Estimates

         The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

         Estimates and assumptions are used for, but not limited to, the determination of the allowance for doubtful accounts, inventory allowances, special charges, depreciation and amortization, warranty costs, sales returns, pension costs, taxes, loss contingencies, goodwill and impairment assessments, and the valuation of stock options, shares, warrants and derivatives. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period that they are determined to be necessary. In the opinion of management, these consolidated financial statements reflect all adjustments necessary to present fairly the results for the periods presented. Actual results and outcomes could differ from these estimates.

         d)  Reporting Currency and Foreign Currency Translation

         Reporting Currency

         During fiscal 2004, the Company adopted the US dollar as its reporting currency. As a result of the change in reporting currency, the financial statements for all periods presented were translated from Canadian dollars to US dollars in accordance with the Financial Accounting Standards Board ("FASB") Statement No. 52, Foreign Currency Translation. Income statement balances were translated using weighted-average exchange rates over the relevant periods, assets and liabilities were translated at the exchange rate as of the balance sheet dates, and shareholders' deficiency balances were translated at the exchange rates in effect on the date of each transaction. The Company made this change to enhance the communication of its financial results with its shareholders and potential investors using the currency that is familiar to both groups. This presentation is also more consistent with the presentation of the financial results of its industry counterparts and competitors. There has been no change in the functional currencies used in preparing these consolidated financial statements.

         Foreign Currency Translation

         The financial statements of the parent company and its subsidiaries are measured using their local currency as the functional currency. Assets and liabilities of the Company's foreign operations are translated from foreign currencies into US dollars at the exchange rates in effect at the balance sheet date while revenue, expenses and cash flow amounts are translated at weighted-average exchange rates for the period. The resulting unrealized gains or losses are recorded as a component of accumulated other comprehensive income (loss) in shareholders' deficiency until there is a reduction in the net investment in a foreign operation.

         Other monetary assets and liabilities, which are denominated in currencies foreign to the local currency of any subsidiary, are translated to the local currency at the exchange rates in effect at the balance sheet date, and transactions included in earnings are translated at weighted-average exchange rates during the period. Exchange gains and losses resulting from the translation of these accounts are included in other income (expense), net, in the Consolidated Statements of Operations.

         e)   Revenue Recognition

         The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have been transferred to the customer, the fee is fixed or determinable, and collection is reasonably assured.

         Software revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred in accordance with the terms and conditions of the contract, the fee is fixed or determinable, and collection is reasonably assured. For software arrangements involving multiple elements, revenue is allocated to each element based on the relative fair value or the residual method, as applicable, and using vendor specific objective evidence of fair values, which is based on prices charged when the element is sold separately. Revenue related to post-contract support ("PCS"), including technical support and unspecified when-and-if available software upgrades, is recognized ratably over the PCS term for contracts that are greater than one year. For contracts where the post contract period is one year or less, the costs are deemed insignificant, and the unspecified software upgrades are expected to be and historically have been infrequent, revenue is recognized together with the initial licensing fee and the estimated costs are accrued.

         Indirect channels

         The Company makes sales to distributors and resellers based on contracts with terms ranging from one to three years. For products sold through these distribution channels, revenue is recognized at the time the risk of loss is transferred to distributors and resellers according to contractual terms and if all contractual obligations have been satisfied. These arrangements usually involve multiple elements, including post-contract technical support and training. Costs related to insignificant technical support obligations, including second-line telephone support for certain products, are accrued. For other technical support and training obligations, revenue from product sales is allocated to each element based on vendor specific objective evidence of relative fair values, generally representing the prices charged when the element is sold separately, with any discount allocated proportionately. Revenue attributable to undelivered elements is deferred and recognized upon performance or ratably over the contract period.

         The Company's standard warranty period extends fifteen months from the date of sale and extended warranty periods are offered on certain products. At the time product revenue is recognized an accrual for estimated warranty costs is recorded as a component of cost of sales based on prior claims experience. Sales to the Company's resellers do not provide for return or price protection rights while sales to distributors provide for such rights. Product return rights are typically limited to a percentage of sales over a maximum three-month period. A reserve for estimated product returns and price protection rights based on past experience is recorded as a reduction of sales at the time product revenue is recognized. The Company offers various cooperative marketing programs to assist its distribution channels to market the Company's products. Allowances for such programs are recorded as marketing expenses at the time of shipment based on contract terms and prior claims experience.

         Direct channels

         The Company sells products, including installation and related maintenance and support services, directly to customers. For products sold through direct channels, revenue is recognized at the time of delivery and at the time risk of loss is transferred, based on prior experience of successful compliance with customer specifications. Revenue from installation is recognized as services are rendered and when contractual obligations, including customer acceptance, have been satisfied. Revenue is also derived from professional service contracts with terms that range from two to six weeks for standard solutions and for longer periods for customized solutions. Revenue from customer support, professional services and maintenance contracts is recognized ratably over the contractual period, generally one year. Billings in advance of services are included in deferred revenue. Revenue from installation services provided in advance of billing is included in unbilled accounts receivable.

         Certain arrangements with direct customers provide for free customer support and maintenance services extending twelve months from the date of installation. Customer support and maintenance contracts are also sold separately. When customer support or maintenance services are provided free of charge, such amounts are unbundled from the product and installation revenue at their fair market value based on the prices charged when the element is sold separately and recognized ratably over the contract period. Consulting and training revenues are recognized upon performance.

         The Company provides long-term outsourcing services of communication systems. Under these arrangements, systems management services ("Managed Services") and communication equipment are provided to customers for terms that typically range from one to ten years. Revenue from Managed Services is recognized ratably over the contract period. The Company retains title and risk of loss associated with the equipment utilized in the provision of the Managed Services. Accordingly, the equipment is capitalized as part of property and equipment and is amortized to cost of sales over the contract period.

         f) Cash and Cash Equivalents

         Cash and cash equivalents are highly liquid investments that have terms to maturity of three months or less at the time of acquisition, and generally consist of cash on hand and marketable securities. Cash equivalents are carried at cost, which approximates their fair value.

         g) Restricted Cash

         Restricted cash represents cash provided to support letters of credit outstanding and to support certain of the Company's credit facilities.

         h) Allowance for Doubtful Accounts

         The allowance for doubtful accounts represents the Company's best estimate of probable losses that may result from the inability of its customers to make required payments. The Company regularly reviews accounts receivable and uses judgment to assess the collectibility of specific accounts and based on this assessment, an allowance is maintained for those accounts that are deemed to be uncollectible. For the remaining amounts that are not specifically identified as being uncollectible, an allowance is estimated based on the aging of the accounts, the Company's historical collection experience, and other currently available evidence.

         i) Securitizations and Transfers of Financial Instruments

         The Company entered into a Receivables Purchase and Sale Agreement on April 16, 2004, whereby non-interest bearing trade receivables are transferred to a securitization trust. These transfers are accounted for as sales when the Company is considered to have surrendered control over the transferred receivables and receives proceeds from the trust, other than a beneficial interest in the assets sold. Losses on these transactions are recognized as other expenses at the date of the receivables sale, and are dependent in part on the previous carrying amount of the receivables transferred which is allocated between the receivables sold and the retained interest, based on their relative fair value at the date of transfer. Fair value is generally estimated based on the present value of expected future cash flows using management's best estimates of key assumptions such as discount rates, weighted average life of accounts receivable, and credit loss ratios. A servicing liability is recognized on the date of the transfer and amortized to income over the expected life of the transferred receivables. As of April 24, 2005, April 30, 2005 and April 30, 2006, there were no securitized receivables outstanding.

         j) Inventories

         Inventories are valued at the lower of cost (calculated on a first-in, first-out basis) or net realizable value for finished goods, and current replacement cost for raw materials. The Company provides inventory allowances based on estimated excess and obsolete inventories.

         k) Property and Equipment

         Property and equipment are initially recorded at cost. Depreciation is provided on a straight-line basis over the anticipated useful lives of the assets. Estimated lives range from three to ten years for equipment and twenty-five years for buildings. Amortization of leasehold improvements is computed using the shorter of the remaining lease terms or five years. The Company performs reviews for the impairment of property and equipment in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed based on the carrying value of the asset and its fair value, which is generally determined based on the discounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

         Assets leased on terms that transfer substantially all of the benefits and risks of ownership to the Company are accounted for as capital leases, as though the asset had been purchased outright and a liability incurred. All other leases are accounted for as operating leases.

         l) Goodwill and Intangible Assets

         Intangible assets include patents, trademarks, and acquired technology. Amortization is provided on a straight-line basis over five years for patents and over two years for other intangible assets with finite useful lives. The Company periodically evaluates intangible assets for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed based on the carrying value of the asset and its fair value, which is generally determined based on the discounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

         Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and intangible assets acquired in business combinations. The Company reviews the carrying value of goodwill on an annual basis in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). Under SFAS 142 goodwill is not amortized, but is subject to annual impairment tests, or more frequently if circumstances indicate that it is more likely than not that the fair value of the reporting unit is below its carrying amount. The Company, upon completion of its annual goodwill impairment tests, determined that no impairments existed as of the balance sheet dates.

         m) Derivative Financial Instruments

         The Company uses derivatives, including foreign currency forward and swap contracts, to minimize the short-term impact of currency fluctuations on foreign currency receivables and payables. These financial instruments are recorded at fair market value with the related foreign currency gains and losses recorded in other income (expense), net, in the Consolidated Statements of Operations. The Company does not hold or issue derivative financial instruments for speculative or trading purposes. The Company also utilizes non-derivative financial instruments including letters of credit and commitments to extend credit.

         As explained in Note 20, the Company has issued convertible, redeemable preferred shares to investors. The preferred shares give the investors the right, at any time after five years to redeem the shares for cash. The redemption amount is equal to the original issue price of $1.00 per preferred share times the number of Series A and Series B Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series A and Series B Preferred Shares are convertible. The requirement to redeem the shares on an as-if-converted-to-common share basis qualifies as an embedded derivative under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). Accordingly, the proceeds received from the issuance of the preferred shares were allocated between the embedded derivative and the preferred shares. The embedded derivative is then marked to market throughout the period to redemption with changes in value recorded in the Consolidated Statements of Operations.

         In addition, the make whole premium on the convertible notes and the redemption rights upon a fundamental change as described further in
         Note 16, qualify as a derivative, which will be marked to market throughout the period to redemption with changes in value recorded in the Consolidated Statements of Operations.

         n) Income Taxes

         Income taxes are accounted for using the asset and liability method. Under this approach, deferred tax assets and liabilities are determined based on differences between the carrying amounts and the tax basis of assets and liabilities, and are measured using enacted tax rates and laws. Deferred tax assets are recognized only to the extent that it is more likely than not, in the opinion of management, that the future tax assets will be realized in the future.

         o) Research and Development

         Research costs are charged to expense in the periods in which they are incurred. Software development costs are deferred and amortized when technological feasibility has been established, or otherwise, are expensed as incurred. The Company has not deferred any software development costs to date.

         p) Defined Benefit Pension Plan

         Pension expense under the defined benefit pension plan is actuarially determined using the projected benefit method prorated on service and management's best estimate assumptions. Pension plan assets are valued at fair value. The excess of any cumulative net actuarial gain (loss) over ten percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The Company periodically assesses, and adjusts as necessary, the minimum pension liability recorded on the Consolidated Balance Sheet to equal the amount by which the accumulated benefit obligation exceeds the fair value of the plan assets.

         The discount rate assumptions used reflect prevailing rates available on high-quality, fixed-income debt instruments. The rate of compensation increase is another significant assumption used for pension accounting and is determined by the Company, based upon its long-term plans for such increases.

         The Company uses a March 31 measurement date for its defined benefit pension plan.

         q) Stock-Based Compensation Plan

         The Company has a stock-based compensation plan described in Note 22. The Company generally grants stock options for a fixed number of shares to employees and non-employees with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations. Under APB 25, options granted to employees and directors will result in the recognition of compensation expense only if the exercise price is lower than the market price of common shares on the date of grant. Under FASB Statement No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), the Company recognizes compensation expense in connection with grants to non-employees and former employees by applying the fair value based method of accounting and also applies variable plan accounting to such unvested grants. Had compensation cost for the Company's stock option plan been determined as prescribed by SFAS 123, pro forma net loss and pro forma net loss per share would have been as follows, using the following weighted-average assumptions:


                                                                    Year Ended    Year Ended    6 Days Ended    Year Ended
                                                                     April 25,      April 24,     April 30,      April 30,
                                                                       2004          2005           2005            2006
         -------------------------------------------------------------------------------------------------------------------
         Net loss available to common shareholders,
          as reported (Note 22)                                   $     (33.4)     $  (55.2)     $    (1.7)      $  (51.5)
         Estimated additional stock-based compensation                   (1.6)         (1.5)            -            (1.9)
         -----------------------------------------------------------------------------------------------------------------
         Pro forma net loss available to common shareholders            (35.0)        (56.7)          (1.7)         (53.4)

         Net loss per share, as reported - basic and diluted      $     (0.26)     $  (0.49)     $   (0.01)      $  (0.44)
         Pro forma net loss per share - basic and diluted         $     (0.27)     $  (0.50)     $   (0.01)      $  (0.46)
          -----------------------------------------------------------------------------------------------------------------

         Risk-free interest rate                                          3.7%          3.8%           3.8%           3.6%
         Dividends                                                          0%            0%             0%             0%
         Expected life of the options                                  5  years      5 years        5 years        5 years

         Pro forma results disclosed are based on the provisions of SFAS 123 using a minimum value option pricing model, which assumes no volatility, to calculate the fair value of employee stock options. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the model used above does not necessarily provide reliable pro forma results.

         r) Net Loss per Common Share

         Basic loss per common share is computed using the weighted-average number of common shares outstanding during the period, with net loss adjusted for the impact of accreted interest on redeemable shares. Diluted loss per common share is computed using the treasury stock method and assumes that, if a dilutive effect is produced, all dilutive securities had been exercised at the later of the beginning of the fiscal period and the security issue date.

         s) Other Comprehensive Loss

         Other comprehensive loss is recorded directly to a separate section of shareholders' deficiency in accumulated other comprehensive loss and includes unrealized gains and losses excluded from the Consolidated Statements of Operations. These unrealized gains and losses consist of foreign currency translation adjustments, which are not adjusted for income taxes since they primarily relate to indefinite investments in non-Canadian subsidiaries, and minimum pension liability adjustments.

         t) Advertising Costs

         The cost of advertising is expensed as incurred, except for cooperative advertising obligations which are expensed at the time the related sales are recognized. Advertising costs are recorded in selling, general and administrative expenses. During fiscal 2006, the Company incurred $10.3 in advertising costs (2004 - $8.1; 2005 - $9.4; Transition Period - $0.2).

         u) Product Warranties

         The Company's product warranties are generally for periods up to fifteen months but can be extended up to five years. At the time revenue is recognized, a provision for estimated warranty costs is recorded as a component of cost of sales. The warranty accrual represents the Company's best estimate of the costs necessary to settle future and existing claims on products sold as of the balance sheet date based on the terms of the warranty, which vary by customer and product, historical product return rates and estimated average repair costs. The Company periodically assesses the adequacy of its recorded warranty provisions and adjusts the amounts as necessary.

         v) Recent Accounting Pronouncements

         In November 2004, the FASB issued Statement No. 151, Inventory Costs ("SFAS 151"). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the types of costs that should be expensed rather than capitalized as inventory. Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005, or for the Company's fiscal 2007 year-end. The Company is currently evaluating the requirements of SFAS 151 and has not yet fully determined the impact, if any, on the consolidated financial statements.

         In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment (""SFAS 123R''), which revises SFAS 123 and supercedes APB 25. SFAS 123R requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements based on their fair values. The statement is effective for the Company as of the beginning of fiscal 2007. The Company will be applying the provisions of this statement prospectively to new awards and to awards modified, repurchased, or cancelled after May 1, 2006 with the associated compensation expense being recognized on a straight-line basis over the requisite service period. As the requirements of SFAS 123R depend on future awards, modifications, repurchases or cancellations, the impact on the Company's consolidated financial statements when this statement becomes effective is not yet fully determinable.

         In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets. This standard amended APB Opinion No. 29, "Accounting for Non-monetary Transactions," to eliminate the fair value measurement exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for all non-monetary asset exchanges completed by the Company starting fiscal 2007. The Company generally does not engage in significant non-monetary asset exchanges and the provisions of SFAS No. 153 are not expected to have a significant impact on the Company.

         In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections--a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to do so, in which case other alternatives are required. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, or for the Company's fiscal 2007 year end. The Company is currently evaluating the requirements of SFAS 154 and has not yet fully determined the impact, if any, on the consolidated financial statements.

         In June 2005, FASB issued FASB Staff Position ("FSP") SFAS No. 143-1, Accounting for Electronic Equipment Waste Obligations, to address the accounting for obligations associated with the European Union Directive on Waste Electrical and Electronic Equipment ("the Directive"). The Directive concludes that commercial users are obligated to retire, in an environmentally sound manner, specific assets that qualify as historical waste. The FSP requires capital treatment for this obligation and is to be adopted on the later of the first reporting period ending after June 8, 2005 or the date of adoption of the law by the applicable EU-member country. The Directive is currently under review in the United Kingdom and is expected to be transposed into U.K. law in fiscal 2007. The Company will continue to evaluate the impact as the U.K. and other EU-member countries enact the legislation.

         In June 2005, EITF 05-2 The Meaning of "Conventional Convertible Debt Instrument" in Issue No. 00-19 was issued and is to be applied to new instruments entered into and instruments modified in periods beginning after June 29, 2005. The new EITF clarifies that instruments that are convertible into a fixed number of shares at the option of the holder, based on the passage of time or a contingent event, should be considered "conventional" for purposes of applying Issue 00-19. The EITF also clarifies that convertible preferred stock with a mandatory redemption date may qualify for the exception included in paragraph 4 of Issue 00-19 if the economic characteristics indicate that the instrument is more akin to debt than equity. The Company is currently evaluating the requirements of EITF 05-2 and has not yet fully determined the impact, if any, on the consolidated financial statements.

         In February 2006, the FASB issued SFAS 155 Accounting for Certain Hybrid Financial Instruments, which eliminates the exemption from applying SFAS 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. SFAS 155 also gives entities the option of applying fair value accounting to certain hybrid financial instruments in their entirety if they contain embedded derivatives that would otherwise require bifurcation under SFAS 133. Under the new approach, fair value accounting would replace the current practice of recording fair value changes in earnings. The election of fair value measurement would be allowed at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement event. Adoption is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company is currently evaluating the requirements of SFAS 155 and has not yet fully determined the impact, if any, on the consolidated financial statements.

w)       Comparative Figures

         Effective fiscal 2006, the Company revised its allocation of revenues and cost of revenues between product and service groups and as a result restated its 2005 consolidated financial statements, including comparative figures. The revision resulted in a reclassification of $23.8, $24.7 and $0.1 from product revenues to service revenues, and also resulted in a reclassification of $21.9, $20.4 and $0.1 from product cost of revenues to service cost of revenues for 2004, 2005 and the Transition Period respectively.


3.       RELATED PARTY TRANSACTIONS

         As at April 24, 2005, April 30, 2005 and April 30, 2006, amounts receivable from related parties were $0.7, $0.7 and $0.4, and amounts payable to related parties were $15.9, $14.0 and $24.2 respectively. Significant related party transactions with companies controlled by or related to Dr. Terence Matthews (the "Principal Shareholder"), not otherwise disclosed in the financial statements, include the following:

         Disposal of manufacturing operations

         On August 31, 2001, the Company sold its manufacturing operations, comprising plant, equipment, workforce and certain liabilities to BreconRidge Manufacturing Solutions Corporation ("BreconRidge"), a company in which the Principal Shareholder holds a significant interest, for total net consideration of $5.0 in the form of long-term promissory notes receivable of $5.4 and promissory notes payable of $0.4. During fiscal 2004, BreconRidge vacated premises that had been subleased from the Company pursuant to the disposal of the manufacturing operations. It therefore became evident at that point that sublease income over the lease renewal period, which was originally included in the estimated loss on disposal, would no longer be realized. As a result, additional expenses of $0.6 and $3.4 were recorded in the fiscal 2004 and 2005 Consolidated Statements of Operations as an additional loss arising on the disposal activity. In fiscal 2006, a reversal of $0.9 was recorded against the loss to reflect the receipt of new information that had a favorable impact on operating cost assumptions and corresponding estimates.

         In connection with the disposal of the manufacturing operations, the Company entered into a supply agreement dated August 31, 2001 whereby BreconRidge will provide certain products and services under terms and conditions reflecting prevailing market conditions at the time the agreement was entered into. The term of the agreement is six years and will be, unless otherwise terminated, automatically renewed on the same terms and conditions for additional consecutive one-year periods. Under the terms of the supply agreement, BreconRidge is required to purchase the Company's raw material inventory, before turning to third party suppliers for raw material procurement. During fiscal 2006, the Company purchased $101.4 of products and services (2004 - $84.9; 2005 - $94.2; Transition Period - $1.8) and sold $0.4 of raw material inventory (2004
         - $2.7; 2005 - $0.9; Transition Period - $0.1) under this agreement. As of April 30, 2006, balances payable pursuant to this agreement amounted to $24.0 (April 24, 2005 - $17.1; April 30, 2005 - $15.4) and balances receivable pursuant to this agreement amounted to $0.7 (April 24, 2005
         - $1.6; April 30, 2005 - $1.7).

         Under the terms of the supply agreement, the Company is required to purchase from BreconRidge certain tools used in the manufacturing process. These manufacturing tools are capitalized as part of fixed assets and are depreciated over their estimated useful lives. During fiscal 2006, manufacturing tools purchased from BreconRidge amounted to $0.9 (2004 - $0.1; 2005 - $0.2; Transition Period - $nil).

         On August 31, 2001, the Company also entered into service agreements with BreconRidge to provide facilities management services for the period covering the term of the premise lease agreements, as well as human resource and information systems support services. Amounts charged to BreconRidge were equal to, and recorded as a reduction of, the costs incurred to provide the related services in the Consolidated Statements of Operations. During fiscal 2006, the Company provided services valued at $0.5 under these agreements (2004 - $3.3; 2005 - $1.0; Transition Period - $nil).

         Leased properties

         In March 2001 the Company and Brookstreet Research Park Corporation (formerly known as Mitel Research Park Corporation), a company controlled by the Principal Shareholder entered into a lease agreement for its Ottawa-based headquarter facilities, under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The lease agreement is for 10 years expiring in March 2011.

         On August 31, 2001, the Company entered into sublease agreements with BreconRidge for certain office and manufacturing facilities in Ottawa and in the United Kingdom ("U.K.") under terms and conditions reflecting prevailing market conditions at the time the leases were entered into. The sublease agreement was amended on May 31, 2002 to increase leased space. The Ottawa sublease agreement is for a term of five years expiring on August 31, 2006. In August 2005, the building in the U.K. was sold to an unrelated third party. Accordingly, the Company no longer receives rental income from BreconRidge for facilities under the U.K. sublease agreement.

         See Note 17 for disclosure of related party rental expense, sublease income, committed future minimum lease payments and future sublease income. As of April 30, 2006, balances due to the company controlled by the Principal Shareholder and related to the lease agreement amounted to $0.4 (April 24, 2005 - insignificant; April 30, 2005 - insignificant).

         Financing

         During fiscal 2003, the Company borrowed funds to finance its operations from Wesley Clover Corporation, a company controlled by the Principal Shareholder. The loans bore interest at prime and the interest expense incurred on these related party loans amounted to $0.6 and $0.7 in fiscal 2003 and 2004, respectively.

         Other

         In September 2001, the Company entered into a strategic alliance agreement and a global distribution agreement with March Networks Corporation ("March Networks"), a company controlled by the Principal Shareholder, to broaden its product portfolio and its distribution channel. Under the terms of the agreement, the parties agree to cooperate in the performance of joint development activities and each party will bear its own costs arising in connection with the performance of its obligations. Both parties will share common costs incurred in the performance of joint activities. During fiscal 2006, the Company purchased $0.3 of products and services (2004 - $1.0; 2005
         - $0.4; Transition Period - $nil) from March Networks and had a balance payable recorded in the due to related parties pursuant to this agreement in the amount of $0.1 (April 24, 2005 - insignificant; April 30, 2005 - insignificant).

         Other sales to and purchases from companies related to the Principal Shareholder and arising in the normal course of the Company's business were $0.4 and $3.9 respectively for the year ended April 30, 2006 (2004
         - $0.3 and $0.7, respectively; 2005 - $0.4 and $1.2, respectively; Transition period - insignificant). The net balances payable as a result of these transactions was $0.8 at April 30, 2006 (April 24, 2005
         - $0.3; April 30, 2005 - $nil).


4.       SPECIAL CHARGES

         During fiscal 2004, the Company implemented workforce reduction programs in an effort to realign spending levels with the lower sales volumes. Accordingly, pre-tax special charges of $11.7, net of reversals of prior year's charges of $0.3, were recorded in fiscal 2004. The components of the fiscal 2004 charges include $8.5 of employee severance and benefits and associated legal costs incurred in the termination of 196 employees throughout the world, $3.2 of non-cancelable lease costs related to excess facilities and $0.3 of loss on disposal of capital assets. The lease termination obligation will be reduced over the remaining term of the leases, which range from one year to ten years. Accordingly, the long-term portion of lease termination obligation has been recorded under long term liabilities.

         During fiscal 2005 the Company recorded pre-tax special charges of $10.6. The components of the charge include $8.7 of employee severance and benefits incurred in the termination of 154 employees around the world, $1.3 of non-cancelable lease costs related to excess facilities, $0.9 of assets written off as a result of the Company's discontinuation of its ASIC design program, and a reversal of prior year's charges of $0.3. The lease termination obligations incurred in prior fiscal years will be reduced over the remaining term of the leases, which range from one year to nine years. Accordingly, the long-term portion of lease termination obligation has been recorded under long term liabilities.

         During fiscal 2006 the Company implemented additional restructuring actions which resulted in pre-tax special charges of $5.7. The components of the charge include $5.7 of employee severance and benefits incurred in the termination of 84 employees around the world, $0.8 of accreted interest related to lease termination obligation and a reversal of $0.8 related to a new sublease of a facility previously provided for in special charges. Payment of the workforce reduction liabilities is expected to be complete within the next twelve months. The lease termination obligation incurred in prior fiscal years continues to be reduced over the remaining term of the leases. Accordingly, a balance of $3.1 representing the long-term portion of the lease obligation has been recorded under long term liabilities.

         The following table summarizes details of the Company's special charges and related reserve during fiscal 2005 and fiscal 2006:


                                                                      Lease
                                                     Workforce     Termination    Assets Written
        Description                                  Reduction      Obligation          Off         Legal Costs      Total
        ----------------------------------------------------------------------------------------------------------------------

        ----------------------------------------------------------------------------------------------------------------------
        Balance of provision as of April 25, 2004    $       2.1     $       5.3     $       -        $     0.4   $       7.8
        ----------------------------------------------------------------------------------------------------------------------
        Fiscal 2005:
           Charges                                           8.7             1.3             0.9            -            10.9
           Adjustments                                      (0.3)            -               -              -            (0.3)
           Cash payments                                    (8.9)           (1.2)            -             (0.4)        (10.5)
           Assets written off                                -               -              (0.9)           -            (0.9)
           Foreign currency impact                           0.4             0.3             -              -             0.7
         ----------------------------------------------------------------------------------------------------------------------
        Balance of provision as of April 24, 2005    $       2.0     $       5.7     $       -        $     -     $       7.7
        ----------------------------------------------------------------------------------------------------------------------

        Transition Period:
           Cash payments                                    (0.2)            -               -              -            (0.2)
           Foreign currency impact                           -              (0.1)            -              -            (0.1)

        ----------------------------------------------------------------------------------------------------------------------
        Balance of provision as of April 30, 2005    $       1.8     $       5.6     $       -        $     -     $       7.4
        ----------------------------------------------------------------------------------------------------------------------

        Fiscal 2006:
           Charges                                           5.7             0.8             -              -             6.5
           Adjustments                                       -              (0.8)            -              -            (0.8)
           Cash payments                                    (6.0)           (1.3)            -              -            (7.3)
           Foreign currency impact                           0.2            (0.3)            -              -            (0.1)

        ----------------------------------------------------------------------------------------------------------------------
        Balance of provision as of April 30, 2006    $       1.7     $       4.0     $       -        $     -     $       5.7
        ----------------------------------------------------------------------------------------------------------------------


5.       SEGMENT INFORMATION

         General description

         Mitel's portfolio of solutions provide advanced voice, video and data communications platforms, desktop phones and Internet appliances, applications for customer relationship management and mobility, messaging and multimedia collaboration.

         In previous years, the Company reported its operations in two segments: the Communications Solutions segment ("Solutions") and the Customer Services segment ("Services"). Effective fiscal 2006, Mitel changed its structure of reporting so that the reportable segments are now represented by the following four geographic areas: United States, Canada and Caribbean & Latin America (CALA), Europe, Middle East & Africa (EMEA), and Asia Pacific. These reportable segments were determined in accordance with how management views and evaluates the Company's business. The results of operations for 2005 and 2004 have been restated to conform with the new presentation.

         The Company's Chief Executive Officer ("CEO") has been identified as the chief operating decision maker as defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The CEO evaluates the performance of the segments and allocates resources based on information provided by the Company's internal management system. The primary financial measure used by the CEO is the contribution margin, which includes segment revenues less the related cost of sales and direct selling costs. The Company does not allocate research and development, marketing, general and administrative expenses, amortization, stock-based compensation expense and one-time charges to its segments as management does not use this information to measure the performance of the operating segments. These unallocated expenses are included in shared and unallocated costs in the reconciliation of operating results. In addition, total asset information by segment is not presented because the CEO does not use such segmented measures to allocate resources and assess performance. Inter-segment sales are based on fair market values and are eliminated on consolidation. With the exception of contribution margin defined above, the accounting policies of reported segments are the same as those described in the summary of significant accounting policies.

         Business segments

         Financial information by geographic area for fiscal years 2004, 2005 and 2006 and the Transition Period under the new basis of reporting is summarized below. External revenues are attributed to geographic area based on sales office location.

                                         United     Canada and                    Asia       Corporate
                                         States        CALA           EMEA      Pacific     and Other       Total
        ----------------------------------------------------------------------------------------------------------------

           FISCAL 2004

        ----------------------------------------------------------------------------------------------------------------
           Revenue                       $  161.4    $    33.4     $   140.5     $    5.4     $   -         $   340.7
        ----------------------------------------------------------------------------------------------------------------
           Contribution Margin               60.8          7.9          34.9          0.1         -             103.7
           Shared and unallocated costs        -           -             -             -        (126.0)        (126.0)
        ----------------------------------------------------------------------------------------------------------------
           Operating earnings (loss)     $   60.8    $     7.9     $    34.9     $    0.1     $ (126.0)     $   (22.3)
        ----------------------------------------------------------------------------------------------------------------

           FISCAL 2005

        ----------------------------------------------------------------------------------------------------------------
           Revenue                       $  153.5    $    37.2     $   145.5     $    6.0     $    -        $   342.2
        ----------------------------------------------------------------------------------------------------------------
           Contribution Margin               59.5         13.7          39.7          -            -            112.9
           Shared and unallocated costs      -            -             -             -         (154.2)        (154.2)
        ----------------------------------------------------------------------------------------------------------------
           Operating earnings (loss)     $   59.5    $    13.7     $    39.7     $    -       $ (154.2)     $   (41.3)
        ----------------------------------------------------------------------------------------------------------------

           TRANSITION PERIOD

        ----------------------------------------------------------------------------------------------------------------
           Revenue                       $    1.8    $      0.4    $     1.0    $      -     $    -         $     3.2
        ----------------------------------------------------------------------------------------------------------------
           Contribution Margin                0.5            -          (0.3)        (0.1)        -               0.1
           Shared and unallocated costs       -              -           -             -          (1.8)          (1.8)
        ----------------------------------------------------------------------------------------------------------------
           Operating earnings (loss)     $    0.5    $       -     $    (0.3)   $    (0.1)   $    (1.8)     $    (1.7)
        ----------------------------------------------------------------------------------------------------------------

           FISCAL 2006

           Revenue                       $  178.5    $    43.6     $   156.3    $     8.7     $    -        $   387.1
        ----------------------------------------------------------------------------------------------------------------
           Contribution margin               73.9         17.1          52.1          0.6          -            143.7
           Shared and unallocated costs       -           -             -             -         (150.4)        (150.4)
        ----------------------------------------------------------------------------------------------------------------
           Operating earnings (loss)     $   73.9    $    17.1     $    52.1    $     0.6     $ (150.4)     $    (6.7)
        ----------------------------------------------------------------------------------------------------------------


         Product information

         Effective fiscal 2006, the Company revised the allocation of revenues between its product and service groups. The following table sets forth the net revenues for groups of similar products and services by period under the revised basis of reporting:

                                                                  2004            2005          Period          2006
         -------------------------------------------------------------------------------------------------------------

         Products:
          Platforms and desktop appliances                   $     168.1     $     165.1    $      1.3     $    204.3
          Applications                                              23.9            23.5           0.3           34.2
          Other (1)                                                 15.1            19.1           0.1           22.0
          -------------------------------------------------------------------------------------------------------------
                                                                   207.1           207.7           1.7          260.5
         -------------------------------------------------------------------------------------------------------------

         Services:
          Maintenance and support                                   95.4            85.3           1.2           80.9
          Installation                                              15.8            22.1           0.1           24.6
          Managed services                                          10.6            10.9           0.2            9.2
          Professional services                                     11.8            16.2             -           11.9
         -------------------------------------------------------------------------------------------------------------
                                                                   133.6           134.5           1.5          126.6
         -------------------------------------------------------------------------------------------------------------

         Total                                               $     340.7     $     342.2    $      3.2     $    387.1
         -------------------------------------------------------------------------------------------------------------

         (1) Other products include mainly OEM products representing approximately four percent, six percent, three percent and six percent of total revenue in fiscal 2004, fiscal 2005, Transition Period, and fiscal 2006 respectively.

         Geographic information

         Revenues from external customers are attributed to the following countries based on location of the customers.

                                                                                          Transition
                                                              2004            2005          Period          2006
         ---------------------------------------------------------------------------------------------------------
         Canada                                            $    25.2      $     26.5     $      0.3      $    30.9
         United States                                         162.8           155.3            1.8          178.9
         United Kingdom                                        124.2           127.3            1.0          130.2
         Other foreign countries                                28.5            33.1            0.1           47.1
         ---------------------------------------------------------------------------------------------------------
                                                           $   340.7      $    342.2     $      3.2      $   387.1
         ---------------------------------------------------------------------------------------------------------


         Geographic long-lived asset information is based on the physical location of the assets as of the end of each fiscal period. The following table sets forth long-lived assets by geographic areas:

                                                 April 24, 2005                              April 30, 2005
                                      --------------------------------------     ----------------------------------------
                                        Property                Intangible                                   Intangible
                                          and                    and Other       Property and                and Other
                                       Equipment     Goodwill     Assets           Equipment     Goodwill      Assets
         ----------------------------------------------------------------------------------------------------------------
         Canada                       $      9.5    $    3.8    $     1.9        $       9.3    $    3.6     $     5.9
         United States                       0.9         0.8            -                0.9         0.9             -
         United Kingdom                     10.2         1.6            -               10.1         1.5             -
         Other foreign countries             0.3           -            -                0.3           -             -
         ----------------------------------------------------------------------------------------------------------------
                                      $     20.9    $    6.2    $     1.9        $      20.6    $    6.0     $     5.9
         ----------------------------------------------------------------------------------------------------------------

                                                   April 30, 2006
                                      -----------------------------------------
                                        Property                Intangible
                                          and                    and Other
                                       Equipment     Goodwill     Assets
         ----------------------------------------------------------------------

         Canada                       $       10.4   $     4.2   $      6.6
         United States                         1.0         0.9            -
         United Kingdom                        5.0         1.7            -
         Other foreign countries               1.0           -            -
         ----------------------------------------------------------------------
                                      $       17.4   $     6.8   $      6.6
         ----------------------------------------------------------------------

         Concentrations

         The Company sells its products and services to a broad set of enterprises ranging from large, multinational enterprises, to small and mid-sized enterprises, government agencies, health care organizations and schools. Management believes that the Company is exposed to minimal concentration risk since the majority of its business is conducted with companies within numerous industries. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable. In some cases, the Company will require payment in advance or security in the form of letters of credit or third-party guarantees. No single customer accounted for more than 10 percent of the Company's revenue for the periods ended April 25, 2004, April 24, 2005, Transition Period and April 30, 2006.

         As a result of the disposal of the manufacturing operations described in Note 3, BreconRidge manufactures substantially all of the Company's products. The Company is not obligated to purchase products from BreconRidge in any specific quantity, except as the Company outlines in forecasts or orders for products required to be manufactured by BreconRidge. In addition, the Company may be obligated to purchase certain excess inventory levels from BreconRidge that could result from the Company's actual sales of product varying from forecast. As of April 30, 2006, there was excess inventory of $0.9 (2005 - $0.6; Transition Period - $0.6) for which the Company was liable, and has been recorded in the due to related parties amount. The Company's supply agreement with BreconRidge results in a concentration that, if suddenly eliminated, could have an adverse effect on the Company's operations. While the Company believes that alternative sources of supply would be available, disruption of its primary source of supply could create a temporary, adverse effect on product shipments.


6.       DIVESTITURES

         Sale of Edict Training Ltd.

         On October 7, 2005, the Company completed the sale of its 8,000 shares, or eighty-percent ownership interest, in Edict for consideration of (pound)0.2, or $0.3 to be applied against amounts due from Edict Training Ltd. The transaction resulted in an insignificant loss, which was recorded in other income/expense. As a result of this transaction, the Company no longer holds any equity interest in Edict. The costs incurred in connection with this disposal were considered nominal.

         Revenues and net loss relating to Edict for the period from May 1, 2005 until the date of disposal amounted to $0.4 and $0.6 respectively ($3.4 and $1.6 for fiscal 2005). The following details the carrying value of Edict's major classes of assets and liabilities as at the date of disposal:

                                                                      October 7,
                                                                         2005
         ----------------------------------------------------------------------
         Assets
           Cash                                                       $    0.1
           Accounts receivable                                             0.3
           Fixed assets                                                      -
           Due to affiliates (net)                                         1.0

         Liabilities
           Accounts payable and accrued liabilities                       (0.6)
           Deferred revenue                                               (0.5)
         ----------------------------------------------------------------------
                                                                      $    0.3
         ----------------------------------------------------------------------

         Sale of U.K. land and building

         On August 31, 2005, the Company sold land and building relating to its U.K. subsidiary for cash consideration of $12.4 ((pound)7.1), resulting in a pre-tax gain of $7.3 ((pound)4.2). The transaction included a commitment for the Company to lease back a portion of the property, which provided the Company with more than a minor part but less than substantially all of the use of the property, and thereby qualified the transaction as a sale-leaseback arrangement under SFAS 13. As a result, the Company entered into a 6-month interim lease and a 10-year long-term lease for a portion of the property sold. Accordingly, $5.8 of the gain has been deferred and will be amortized over the combined term of the leases (10 1/2 years). The remaining gain of $1.5 was recognized immediately at the time of the sale and included in gain on sale of assets. The deferred and unamortized balance at April 30, 2006 was $5.5. Provision for income taxes relating to the sale of the land and buildings was $1.0 ((pound)0.6).


7.       SECURITIZATION OF ACCOUNTS RECEIVABLE

         On April 16, 2004, the Company entered into a Receivables Purchase Agreement (the "Agreement"). Under the Agreement, the Company may sell up to $38.9 of non-interest bearing trade accounts receivable to an unaffiliated financial institution on a revolving basis. The Company retains an interest in the transferred accounts receivable equal to the amount of the required reserve amount and continues to service, administer and collect the pool of accounts receivable on behalf of the purchaser and receives a fee for performance of these services. The Company's interest in collections is subordinated to the purchasers' interest.

         Effective December 1, 2004 the Company was not in compliance with certain covenants required under the terms of the facility and ceased to sell receivables into the facility. As of April 24, 2005, April 30, 2005 and April 30, 2006, the outstanding balance of the securitized receivables, the interest retained by the Company in the transferred receivables, and the servicing liability outstanding were all $nil.

         For fiscal 2005, Transition Period, and fiscal 2006, the Company recognized a pre-tax loss of $0.3, $nil and $nil respectively relating to the sale of receivables. There were no securitized receivables outstanding at the end of each of the three periods.

         The table below outlines the proceeds received from and amounts paid to the securitization trust for the periods ended April 24, 2005, April 30, 2005 and April 30, 2006:


         -------------------------------------------------------------------------------------------------------
                                                     Year Ended          Six Days Ended         Year Ended
                                                   April 24, 2005        April 30, 2005       April 30, 2006
         -------------------------------------------------------------------------------------------------------
         Receipts
           Receivables sold                     $       64.8             $       -              $      -
           Less dilutions                               (1.9)                    -                     -
           Less loss on sale of receivables             (0.3)                    -                     -
         -------------------------------------------------------------------------------------------------------
         Net proceeds on sale of receivables            62.6                     -                     -

         Service revenue                                 0.3                     -                     -

         Disbursements:
           Funding of reserves                             -                     -                     -
           Fees                                         (0.4)                    -                     -
         -------------------------------------------------------------------------------------------------------
                                                $       62.5             $       -              $      -
         -------------------------------------------------------------------------------------------------------

8.       OTHER CURRENT ASSETS

         The following are included in other current assets as of April 24, 2005, April 30, 2005 and April 30, 2006.

                                      April 24,     April 30,      April 30,
                                        2005          2005           2006
         ----------------------------------------------------------------------

         Prepaid expenses            $      14.9   $       15.7  $      13.6
         Other receivables                  12.3           12.7          9.5
         Deferred charges                      -              -          1.6
         ----------------------------------------------------------------------
                                     $      27.2   $       28.4  $      24.7
         ----------------------------------------------------------------------

         Deferred charges relate to costs incurred by the Company in connection with the filing of its F-1 registration statement under the Securities Act of 1933 (see note 28). Included in other receivables are unbilled receivables of $6.5 as of April 30, 2006 (2005 - $9.4, Transition Period - $9.1).


9.       INVENTORIES

                                        April 24,     April 30,      April 30,
                                          2005          2005           2006
         ----------------------------------------------------------------------

         Raw materials                 $     0.7      $     0.7      $     0.9
         Finished goods                     16.4           16.7           22.7
         ----------------------------------------------------------------------
                                       $    17.1      $    17.4      $    23.6
         ----------------------------------------------------------------------


10.      PROPERTY AND EQUIPMENT

                                       April 24,     April 30,      April 30,
                                         2005          2005           2006
         ----------------------------------------------------------------------
         Cost:
            Land                      $      0.6     $     0.6       $      -
            Buildings                        5.0           5.0              -
            Equipment                       61.6          61.0           68.8
         ----------------------------------------------------------------------
                                            67.2          66.6           68.8
         ----------------------------------------------------------------------
         Less accumulated depreciation
            Buildings                        0.4           0.4              -
             Equipment                      45.9          45.6           51.4
         ----------------------------------------------------------------------
                                            46.3          46.0           51.4
         ----------------------------------------------------------------------
                                      $     20.9     $    20.6       $   17.4
         ----------------------------------------------------------------------

         As of April 30, 2006, equipment included leased assets with cost of $4.6 (2005 - $2.9; Transition Period - $2.9) and accumulated depreciation of $1.3 (2005 - $0.4; Transition Period - $0.4) and equipment utilized in the provision of Managed Services (see Note 2(e)) with cost of $8.0 (2005 - $10.9; Transition Period - $10.8) and accumulated depreciation of $6.7 (2005 - $7.9; Transition Period - $7.8). Depreciation expense recorded in fiscal 2006 amounted to $8.6 (2004 - $10.8; 2005 - $7.6; Transition Period - $0.2).


11.      GOODWILL

                                               April 24,   April 30,   April 30,
                                                 2005        2005        2006
         -----------------------------------------------------------------------
         Balance, beginning of the period      $   5.6      $   6.2    $    6.0
         Foreign currency impact                   0.6         (0.2)        0.8
         -----------------------------------------------------------------------
         Balance, end of the period            $   6.2      $   6.0    $    6.8
         -----------------------------------------------------------------------

         The Company performs its impairment tests of goodwill annually on January 31 in accordance with SFAS 142, "Goodwill and Other Intangible Assets". The Company concluded that there was no impairment since the fair value determination of the reportable segments were found to exceed the carrying values in fiscal 2005, Transition Period and fiscal 2006.

12.      INTANGIBLE AND OTHER ASSETS

                                            April 24,     April 30,   April 30,
                                              2005          2005        2006
         ----------------------------------------------------------------------
         Cost:
           Patents, trademarks and other     $   3.5       $   3.6      $   5.4
           Deferred debt issue costs               -           3.9          4.5
        ----------------------------------------------------------------------
                                                 3.5           7.5          9.9
         ----------------------------------------------------------------------
         Less accumulated depreciation
           Patents, trademarks and other         1.6           1.6          2.5
           Deferred debt issue costs               -             -          0.8
        ----------------------------------------------------------------------
                                                 1.6           1.6          3.3
         ----------------------------------------------------------------------
                                             $   1.9       $   5.9     $    6.6
        ----------------------------------------------------------------------

         Amortization of intangible and other assets was $0.2, $0.7, $nil and $1.7 each of fiscal 2004, fiscal 2005, Transition Period and fiscal 2006, respectively. Deferred debt issue costs will be amortized over 5 years of which $0.8 has been amortized to date. The estimated amortization expense related to intangible assets in existence as of April 30, 2006, over the next five years is as follows: fiscal 2007- $2.0; fiscal 2008 - $2.0; fiscal 2009 - $1.6; fiscal 2010 - $1.0; and
         fiscal 2011 - $nil. The Company does not allocate intangible assets to its segments, as management does not use this information to measure the performance of the operating segments.


13.      BANK INDEBTEDNESS

         As of April 24, 2005, the Company had a 364 day revolving credit facility of $20.3 (C$25.0) that was repaid in full on April 27, 2005 and cancelled as at that date. The facility bore interest at the prime rate or US base rate plus 1.5 percent or LIBOR or Bankers' Acceptances plus 2.5 percent, with interest payable monthly, and was secured by a general assignment of substantially all the Company's accounts receivable and a general security interest in the remaining assets of the Company. The credit facility was also personally guaranteed by the Principal Shareholder. The credit facility was to mature on June 30, 2005 and contained certain restrictions and financial covenants. The Company was not in compliance with certain of these financial covenants during the year ended April 24, 2005, however the bank provided a consent and waiver of the non-compliance for those financial covenants. As at April 24, 2005, the Company was in compliance with these financial covenants. As of April 24, 2005, the Company had outstanding cash borrowings of $15.8 under this facility and $0.8 was committed under letter of credit arrangements.

         As of April 30, 2006, the Company's U.K. subsidiary has indemnity facilities totaling $1.8 ((pound)1.0) available for letters of credit and other guarantees, $0.8 of which has been drawn (April 30, 2005 - $0.9). The indemnity and credit facilities are unsecured. On January 31, 2006, the Company cancelled its overdraft facility (April 30, 2005
         - $1.9).

         Amounts appearing in bank indebtedness as of April 30, 2005 and April 30, 2006 represent credit book balances resulting from an excess of outstanding checks over funds on deposit where a right of offset does not exist.


14.      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                 April 24,    April 30,    April 30,
                                                                   2005         2005          2006
         ----------------------------------------------------------------------------------------------
           Trade payable                                         $    18.0    $    14.9    $    21.0
           Employee-related payables                                   9.3         11.1         11.6
           Restructuring, warranty and other provisions                6.3          6.2          5.7
           Other accrued liabilities                                  20.0         23.6         35.0
         ----------------------------------------------------------------------------------------------
                                                                 $    53.6    $    55.8    $    73.3
         ----------------------------------------------------------------------------------------------

15.      LONG-TERM DEBT

                                                                                        April 24,    April 30,    April 30,
                                                                                          2005         2005          2006
                                                                                       ---------------------------------------

         Capital leases, at interest rates varying from 1.3% to 11.8%, payable in monthly installments, with maturity dates ranging from 8 to 36
           months, secured by the leased assets                                        $    3.2     $    3.2     $    4.1


         Chattel mortgage loan, bearing interest at 6.3%, payable in monthly installments, due and fully repaid in April 2006, secured by certain
           U.K.
           equipment                                                                        0.6          0.6            -

         Mortgage loan, bearing interest at 7.4% until December 2006, with an option to select a fixed or variable interest rate thereafter, payable in quarterly installments of $0.6 ((pound)0.3) fixed until
           December 2006 with the balance due in December 2011,
           secured by the U.K. real estate properties                                      10.8         10.8            -
                                                                                       ---------------------------------------

                                                                                           14.6         14.6          4.1
         Less: current portion                                                              2.8          2.8          1.6
                                                                                       ---------------------------------------

                                                                                       $   11.8       $ 11.8     $    2.5
                                                                                       ---------------------------------------

         Pursuant to the terms of the building mortgage agreement, the Company's U.K. subsidiary must comply with certain financial covenants. At April 24, 2005 and April 30, 2005 the subsidiary was in compliance with these financial covenants. The mortgage loan was repaid and cancelled in August 2005 following the sale of the U.K. land and building, as described in Note 6.

         Interest expense related to long-term debt, including obligations under capital leases, was $0.5 in fiscal 2006 (2004 - $1.3; 2005 - $1.0;
         Transition Period - insignificant). Future minimum lease payments as of April 30, 2006 under capital leases total $4.5 of which $1.8, $1.7, $1.0 and $nil relate to fiscal years 2007 to 2010, respectively. Interest costs of $0.4 are included in the total future lease payments.


16.      CONVERTIBLE NOTES

         Senior Secured Convertible Notes

         On April 27, 2005, the Company issued Senior Secured Convertible Notes, with attached warrants, for gross proceeds of $55.0 to a group of private investors ("Holders"). The notes mature on April 28, 2010 and accrue interest, payable semi-annually in arrears, at LIBOR plus 5.0% for any period prior to the consummation of a Qualified IPO, LIBOR plus 2.5% for any period following the consummation of a Qualified IPO and LIBOR plus 10.0% on or after the 30 month anniversary of the issuance date of the convertible notes if a Qualified IPO has not been consummated. At any time on or after the consummation of a Qualified IPO or upon the occurrence of a Fundamental Change, the Holders of the notes are entitled to convert any portion of the outstanding principal and accrued and unpaid interest into common shares of the Company with the number of common shares to be received being calculated based on a formula that considers the fair value of the common shares in the case of an IPO and, in the case of a fundamental change, is based on $1.50 per common share subject to adjustment for a Make-Whole Premium. The Make-Whole Premium, which is based on the effective date of the Fundamental Change, the current fair value of the Company's common shares and whether the Fundamental Change occurs Pre-IPO or Post-IPO may be settled in cash, by delivery of common shares or a combination thereof at the option of the Company. The determination of the Make-Whole Premium is not based on interest rates or credit risk and therefore is not considered clearly and closely related to the host instrument and qualifies as an embedded derivative under SFAS 133. Accordingly, the fair value of the embedded derivative is required to be recorded at fair value separate from the debt host. As at April 30, 2006 management has determined the fair value of the derivative instrument to be nominal.

         At any time commencing on or after the later of (i) May 1, 2008 and
         (ii) the 18 month anniversary of the Lock-Up Expiration Date provided that on each of the 10 consecutive trading days, the closing sale price per share is at least 200% of the conversion price of the notes, the Company has the right to redeem all or any portion of the principal remaining under the notes at a redemption price equal to the principal plus interest accrued to the date of redemption plus the net present value of the remaining interest payments to April 28, 2010. In the Event of Default, Holders of the notes may accelerate and require the Company to redeem all or any portion of the notes held including accrued and unpaid interest. Upon the occurrence of a Fundamental Change, the Company shall irrevocably offer to repurchase all or a portion of the note at a price equal to (i) 125% of the principal of the notes (plus accrued and unpaid interest) if the Fundamental Change occurs during 18 months after issuance but prior to the consummation of a Qualified IPO, (ii) 120% of the principal of the notes (plus accrued and unpaid interest) if the Fundamental Change occurs following the 18 months after issuance but prior to the consummation of a Qualified IPO or (iii) 100% of the principal of the notes (plus accrued and unpaid interest) if the Fundamental Change occurs following the consummation of a Qualified IPO. A Fundamental Change includes a consolidation or merger, sale, transfer or assignment of all or substantially all of the Company's assets, a purchase of more than 50% of the Company's outstanding common shares, consummation of a stock purchase agreement or other business combination, or reorganization, recapitalization or reclassification of the common shares of the Company, or any event that results in the Principal Shareholder beneficially owning in aggregate less than 115 million of the issued and outstanding shares in the capital of the Company.

         As a redemption upon the occurrence of a fundamental change, prior to the consummation of a Qualified IPO could result in (1) the Holder doubling its initial rate of return on the debt host and (2) the rate of return is at least twice what would otherwise be the market return for a contract that has the same terms and credit risk as the debt host contract, the redemption feature is not considered to be clearly and closely related to the debt host and requires separate accounting from the debt host under the provisions of FAS 133. At April 30, 2006 management has assigned nominal value to the derivative instrument.

         The Holders of the notes have no voting rights and all payments due under this note shall rank pari passu with all additional notes and, prior to the consummation of a Qualified IPO, shall not be subordinate to any indebtedness of the Company. The notes are secured by a first priority, perfected security interest over the assets of the Company and over the assets and stock of specific subsidiaries.

         In conjunction with the issuance of the Senior Secured Convertible notes, the Company issued 16.5 million warrants, which are described further in Note 21. The gross proceeds from the financing were allocated between the notes and the warrants based on their relative fair values. Debt issue costs of $4.5 were incurred in connection with the financing transaction, and have been recorded as a deferred charge within the Intangible and Other Assets balance in the Consolidated Balance Sheet.

         The following table summarizes the allocation of the convertible notes among its different elements and movement in the carrying value of the convertible notes:

                                                            April 30,  April 30,
                                                              2005       2006
         -----------------------------------------------------------------------
         Balance, beginning of period                        $     -    $  46.6
         Proceeds on issuance of convertible notes              55.0          -
         Less: amount allocated to warrants                    (7.7)          -
         Accretion of convertible notes to redemption value        -        1.5
         Foreign currency impact                               (0.7)        0.6
         -----------------------------------------------------------------------
         Balance, end of period                              $  46.6    $  48.7
         -----------------------------------------------------------------------

         Convertible Debentures

         On August 16, 2002, the Company closed a private offering of debentures convertible into shares of the Company that resulted in total cash proceeds of $6.5. The maturity date of the convertible debentures was July 27, 2003 and was extended to October 31, 2003 during fiscal 2004. The debentures provided for interest to accrue at the rate of 6.5% per annum payable on the maturity date or upon conversion of the debentures and accrued interest into common shares of the Company.

         On October 31, 2003 the Company reached an agreement with the debenture holders whereby the entire carrying value of the debentures of $8.3 was converted to 5,445,775 common shares of the Company at C$2.00 per common share. As the conversion price was lower than the fair market value of the Company's common shares of C$2.75 per share on the commitment date (August 16, 2002), a beneficial conversion feature was triggered resulting in a non-cash expense of $3.1 recorded in the fiscal 2004 Consolidated Statements of Operations.

         In April 2004, 5,081,619 of the common shares issued upon conversion of the debentures were exchanged for 10,163,238 Series B Preferred Shares of the Company. During fiscal 2005, the remaining 364,156 common shares issued to the convertible debenture holders upon conversion were exchanged for 728,312 Series B Preferred Shares. As the Company determined that the fair value of the Series B preferred shares to be equivalent to the fair value of the common shares, there was no gain or loss recorded on the exchange.

17.      COMMITMENTS AND GUARANTEES

         Operating leases

         The Company leases certain equipment and facilities under 3rd party operating leases. The Company is also committed under related party leases and subleases for certain facilities (see Note 3). Rental expense and income on operating leases were as follows:

                                                       Transition
                                2004         2005        Period        2006
         ----------------------------------------------------------------------

         Rental expense
           Arms-length      $    8.6    $     8.3      $     -    $     8.1
           Related party         6.7          5.9          0.1          6.5
         ----------------------------------------------------------------------
           Total            $   15.3    $    14.2      $   0.1    $    14.6
         ----------------------------------------------------------------------

         Rental income
           Arms-length      $    0.1    $     0.6      $     -    $     0.2
           Related party         4.3          3.6            -          2.8
         ----------------------------------------------------------------------
           Total            $    4.4    $     4.2      $     -    $     3.0
         ----------------------------------------------------------------------

         Future operating minimum lease payments and future sublease income are as follows:

                                Future Lease Payments               Future Lease Income
                            -------------------------------    -------------------------------
         Fiscal year         Arms-length    Related Party       Arms-length    Related Party
         -------------------------------------------------------------------------------------
         2007                $      7.6      $      8.0          $       -      $      0.9
         2008                       6.4             8.0                0.1             0.2
         2009                       5.1             8.0                0.1             0.2
         2010                       3.7             8.0                  -             0.2
         2011                       3.0             6.7                  -             0.1
         Thereafter                 9.2               -                  -               -
                           -----------------------------    -------------------------------
         Total               $     35.0      $     38.7          $     0.2      $      1.6
         -------------------------------------------------------------------------------------

         Capital expenditures

         As of April 30, 2006, capital expenditure commitments to BreconRidge are $nil (2005 - $0.1; Transition Period - $nil).

         Guarantees

         The Company has the following major types of guarantees that are subject to the accounting and disclosure requirements of FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"):

         Product warranties:

         The Company provides all customers with standard warranties on hardware and software for periods up to fifteen months. Customers can upgrade the standard warranty and extend the warranty up to five years on certain products. The following table details the changes in the warranty liability:

                                           April 24,    April 30,     April 30,
                                             2005          2005          2006
         -----------------------------------------------------------------------

         Balance, beginning of period        $  2.1     $    2.6      $    2.6
         Warranty costs incurred               (1.0)           -          (1.8)
         Warranties issued                      1.0            -           1.0
         Other                                  0.5            -           0.2
         -----------------------------------------------------------------------
         Balance, end of period              $  2.6     $    2.6      $    2.0
         -----------------------------------------------------------------------

         Intellectual property indemnification obligations:

         The Company enters on a regular basis into agreements with customers and suppliers that include limited intellectual property indemnification obligations that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of these intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these guarantees.

         Bid and performance related bonds:

         The Company enters into bid and performance related bonds related to various customer contracts. Performance related bonds usually have a term of twelve months and bid bonds generally have a much shorter term. Potential payments due under these may be related to the Company's performance and/or the Company's resellers' performance under the applicable contract. Under FIN 45, the Company must measure and recognize a liability equal to the fair value of bid and performance related bonds involving the performance of the Company's resellers. At April 24, 2005, April 30, 2005 and April 30, 2006 the liability recognized in accounts payable and accrued liabilities related to these bid and performance related bonds, based on past experience and management's best estimate, was insignificant. At April 30, 2006, the total maximum potential amount of future payments the Company could be required to make under bid and performance related bonds was $2.5 (2005
         - $5.3; Transition Period - $5.4).


18.      CONTINGENCIES

         The Company is party to a small number of legal proceedings, claims or potential claims arising in the normal course of its business. In the opinion of the Company's management and legal counsel, any monetary liability or financial impact of such claims or potential claims to which the Company might be subject after final adjudication would not be material to the consolidated financial position of the Company, its results of operations, or its cash flows.


19.      REDEEMABLE COMMON SHARES

         Pursuant to the shareholders' agreement dated April 23, 2004, upon failure to complete an initial public offering ("IPO") of its common shares by September 1, 2006 (the "put date"), Zarlink, a shareholder of the Company, has a right to require the Company to redeem for cash all or part of its 10,000,000 common shares held in the Company at a price of C$2.85 per common share. The put date has subsequently been deferred to May 1, 2007 (see note 28) Accordingly, the common shares held by Zarlink with an original carrying value of $16.9 are classified in the mezzanine section of the Consolidated Balance Sheets as redeemable common shares. In addition, an aggregate amount of $1.8 (2005 - $1.3; Transition Period - $1.3) accreted for the excess of the redemption amount over the original carrying value was recorded as of April 30, 2006. The accreted amount is recorded as an increase in accumulated deficit.

         On April 23, 2004 another shareholder holding 4,000,000 redeemable common shares of the Company reached an agreement with the Company whereby all 4,000,000 redeemable common shares were exchanged for 16,000,000 Class B Series 1 Convertible and Redeemable Preferred Shares ("Series B Preferred Shares") of the Company at their then fair value of C$1.00 per preferred share. As a result of the exchange, the carrying value of the redeemable common shares of $12.5, including accreted interest, was reclassified from redeemable common shares to convertible, redeemable preferred shares, all within the mezzanine section of the Consolidated Balance Sheets.

         The following table summarizes the changes in redeemable common shares during the years presented:

                                               April 24,   April 30,   April 30,
                                                  2005       2005        2006
         -----------------------------------------------------------------------

         Balance, beginning of the period       $  17.8     $  18.2    $   18.2
         Interest accreted during the period        0.4           -         0.5
         -----------------------------------------------------------------------
         Balance, end of period                 $  18.2     $  18.2    $   18.7
         -----------------------------------------------------------------------

20.      CONVERTIBLE, REDEEMABLE PREFERRED SHARES

         Series A Preferred Shares

         On April 23, 2004 the Company issued 20,000,000 Class A Series 1 Convertible and Redeemable Preferred Shares ("Series A Preferred Shares") for cash consideration of C$1.00 per share (USD equivalent of $0.73 per share), together with attached common stock purchase warrants. As described further in Note 21, the warrants entitle the Series A holders to purchase 5,000,000 common shares of the Company at an exercise price of C$1.25 per share. The warrants are immediately exercisable and expire 7 years from the original issuance date. The fair value of the warrants on the date of issuance of $1.0 was allocated from the net proceeds on sale of the shares and is recorded as a component of shareholders' deficiency.

         The Series A Preferred Shares are subject to non-cumulative dividends as and when declared by the Board of Directors of the Company. The amount, if any, of any such dividends is at the absolute discretion of the Board. No dividends have been declared as of April 24, 2005, April 30, 2005 and April 30, 2006. The holders of the Series A Preferred Shares are entitled to elect two members of the Board of Directors of the Company, and at least one of the members of certain committees of the Board of Directors, and are entitled to vote as a single class with each share of Series B Preferred Shares and Common Shares.

         The Series A Preferred Shares are convertible at any time at the option of the holders without payment of any additional consideration into common shares at a conversion value of C$1.00 per share, plus any declared but unpaid dividends. The terms of the agreement provide that, if the Company subsequently issues common shares or common share equivalents at a price less than the conversion value in effect prior to such issuance (subject to certain excluded transactions), the conversion value of the Series A Preferred Shares will be reduced accordingly. The Series A Preferred Shares also have the following additional conversion features: i) the shares will automatically convert into common shares upon the closing of a qualified IPO or upon a vote or written consent of the majority of the Series A shareholders;
         ii) if the Series A shareholders convert after 2 years from the original issue date, in addition to the common shares otherwise issuable upon conversion, the Series A shareholders will also receive, in respect of each share so converted, an additional number of common shares equal to the issue price of C$1.00 per preferred share divided by the fair market value of a common share on the date of conversion
         iii) if the shares are converted pursuant to a non-qualified IPO within the first two years after the original issuance, the Series A shareholders will receive an additional number of common shares based on a formula set out in the articles of the Company which takes into consideration the relative value of the issue price to the IPO price. As the fair market value of the common shares into which the Series A Preferred Shares were convertible was greater than the effective conversion price for accounting purposes, determined based on the gross proceeds less the fair value of the warrants on the date of issuance, a deemed dividend for this excess of $1.4 was recorded as an increase in the net loss attributable to common shareholders for the year ended April 25, 2004.

         At any date after 5 years from the original issuance date, or at any date prior to a partial sale event other than a public offering, the majority holders of the Series A Preferred Shares have a right to require the Company to redeem the shares for cash. The redemption amount is equal to the original issue price of C$1.00 per preferred share times the number of Series A Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series A Preferred Shares are convertible (other than common shares issuable under additional conversion features). The Series A shareholders will also have a right to request the redemption of the Series A shares upon the exercise of put rights by certain shareholders. In the event of an exercise of put rights, the redemption amount will be equal to the original issue price of C$1.00 per preferred share times the number of Series A Preferred Shares outstanding, plus any declared but unpaid dividends, plus the issuance of the number of common shares into which the Series A Preferred Shares are convertible. At April 24, 2005, April 30, 2005 and April 30, 2006 management has estimated that the fair market value of the preferred shares was C$1.00, C $1.00 and C$2.55 per share, respectively.

         As a portion of the redemption price of the preferred shares is indexed to the common share price of the Company, an embedded derivative exists which has been bifurcated and accounted for separately, under SFAS 133. The derivative component relating to the Series A Preferred Shares was valued at $17.3 as of April 30, 2006 (April 24, 2005 - $8.7; April 30,
         2005 - $8.6), and is recorded as a liability with the change in the value of the derivative being recorded as a non-cash expense in the Consolidated Statements of Operations. The initial value of the Series A Preferred Shares of $5.8, after allocation of proceeds between warrants and the derivative instrument, is classified in the mezzanine section of the Consolidated Balance Sheet. The difference between the initial carrying amount and the redemption amount is being accreted over the five-year period to redemption. For fiscal 2005, Transition Period and fiscal 2006, the amount of accreted interest was $1.2, insignificant and $1.6, respectively.

         Series B Preferred Shares

         On April 23, 2004, pursuant to the issuance of the Series A Preferred Shares, certain common shareholders of the Company exchanged 29,530,494 common shares for 67,060,988 Series B Preferred Shares of the Company at C$1.00 per preferred share. During fiscal 2005, the remaining 364,156 common shares issued to the convertible debenture holders (refer to Note 16) upon conversion were exchanged for 728,312 Series B preferred shares.

         The Series B Preferred Shares carry the same rights and privileges with respect to dividends and votes as the Series A Preferred Shares, except that the Series B Preferred Shares rank junior to the Series A Preferred Shares, but senior to the holders of common shares or any other class of shares, in the event of payment of preferential amounts required upon a liquidation or change of control.

         The Series B Preferred Shares carry the same conversion rights, and in the same conversion amounts, as the Series A Preferred Shares.

         Pursuant to the shareholders' agreement dated April 23, 2004, upon failure to complete an IPO of its common shares by the put date, one of the Company's Series B Preferred Shareholders, has a right to require the Company to redeem for cash all or part of its 16,000,000 Series B Preferred Shares held in the Company at a price of C$1.00 per preferred share, plus interest accrued at an annual rate of 7 percent commencing on August 31, 2001 and compounded semi-annually. The put date has been subsequently deferred to May 1, 2007 (see note 28).

         At any date after 5 years from the original issuance date, or at any date prior to a partial sale event other than a public offering, the majority holders of the Series B Preferred Shares have a right to require the Company to redeem the shares for cash. The redemption amount is equal to the original issue price of C$1.00 per preferred share times the number of Series B Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series B Preferred Shares are convertible (other than common shares issuable under additional conversion features). At April 24, 2005, April 30, 2005 and April 30, 2006 management has estimated that the fair market value of the preferred shares was C$1.00, C $1.00 and C$2.55 per share, respectively.

         As a portion of the redemption price of the preferred shares is indexed to the common share price of the Company, an embedded derivative exists which has been bifurcated and accounted for separately, under SFAS 133. The derivative component relating to the Series B Preferred Shares was valued at $58.6 as of April 30, 2006 (April 24, 2005 - $29.3; April 30,
         2005 - $28.8) and is recorded as a liability. The initial value of the Series B Preferred Shares of $27.7, after allocation of proceeds to the derivative instrument, was classified in the mezzanine section of the Consolidated Balance Sheet. The difference between the initial carrying amount and the redemption amount is being accreted over the five-year period to redemption. For fiscal 2005, Transition Period and fiscal 2006, the amount of accreted interest was $4.0, $0.1 and $4.8, respectively. Similar to the Series A Preferred Shares, the derivative component relating to the Series B Preferred is recorded as a liability with the change in the value of the derivative being recorded as a non-cash expense in the Consolidated Statements of Operations.

         The following table summarizes the allocation of the convertible, redeemable preferred shares, net of share issue costs, among its different elements:

                                                                    Series A       Series B         Total
                                                                 ---------------------------------------------
         Carrying value as of April 25, 2004                     $       5.8   $      27.7     $      33.5
                                                                 ---------------------------------------------

         FISCAL 2005
         Issued in exchange for common shares                            -             0.5             0.5
             Less: amount allocated to derivative instrument             -            (0.2)           (0.2)
         Accreted interest                                               1.2           4.0             5.2
                                                                 ---------------------------------------------
         Carrying value as of April 24, 2005                     $       7.0   $      32.0     $      39.0
                                                                 ---------------------------------------------

         TRANSITION PERIOD
         Accreted interest                                               -             0.1             0.1
                                                                 ---------------------------------------------
         Carrying value as of April 30, 2005                     $       7.0   $      32.1     $      39.1
                                                                 ---------------------------------------------

         FISCAL 2006
         Accreted interest                                               1.6           4.8             6.4
                                                                 ---------------------------------------------
         Carrying value as of April 30, 2006                     $       8.6   $      36.9     $      45.5
                                                                 ---------------------------------------------


21.      WARRANTS

         The following table outlines the carrying value of warrants outstanding as of April 24, 2005, April 30, 2005 and April 30, 2006:

                                                                                       April 24,     April 30,       April 30,
                                                                                         2005           2005           2006
                                                                                     --------------------------------------------
         i) Warrants issued/issuable in connection with government funding
            Balance at beginning of the period                                       $       28.7   $      39.1   $       39.1
            Government funding received in period - warrants issued                           1.9           -              -
            Government funding received in period-- no warrants issued                        7.2           -              -
            Accrued government funding receivable - no warrants issued                        1.3           -              -
                                                                                    --------------------------------------------
         Balance at end of the period                                                        39.1          39.1           39.1

         ii)  Warrants issued in connection with Series A Preferred Shares                    1.0           1.0            1.0

         iii)  Warrants issued to financing agent                                             0.1           0.1            0.1

         iv) Warrants issued in connection with Senior Secured Convertible Notes                -           7.7            7.7
                                                                                    --------------------------------------------
         Total warrants outstanding                                                  $       40.2   $      47.9   $       47.9
                                                                                    --------------------------------------------


         i) During fiscal 2003, the Company, in conjunction with the Partner Company and the Funding Company, signed an agreement for funding from the Canadian Government for up to C$60.0 of the Funding Company's, the Partner Company's and the Company's research and development activities over a three-year period. Pursuant to the terms of the agreement, in exchange for funding received from the Government of Canada, the Company has committed to issue warrants to Her Majesty the Queen in Right of Canada exercisable into common shares for no additional consideration. The number of warrants to be issued on September 30 in each of fiscal year was determined based on the funding received and the fair market value of the common shares at the date of issuance. The warrants have no expiry date.

         As at April 25, 2004 the Company had issued warrants to acquire 12,986,968 common shares pursuant to the above agreement. During fiscal 2005, an additional 13,862,943 warrants were issued at the then fair value of C$1.00 per share, of which 11,481,109 warrants related to $8.7 of government funding that was receivable and received during fiscal 2004, and the remaining 2,381,834 relate to funding received during fiscal 2005. As at April 24, 2005 a total of 26,849,911 warrants had been issued pursuant to the above agreement. Warrants relating to the $7.2 of government funding received in fiscal 2005 were issued in fiscal 2006 in accordance with the terms of the agreement. Since the Company had reached its maximum funding limit in fiscal 2005, no additional funding was received and no additional warrants were issued in fiscal 2006. The remaining $1.3 of government funding recorded in fiscal 2005 continues to be receivable at April 30, 2006.

         ii) In connection with the issuance of Series A Preferred Shares in fiscal 2004, the Company issued to the holders of the Series A Preferred Shares warrants to acquire 5,000,000 common shares of the Company. The warrants are exercisable at C$1.25 per common share and have a seven year life. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: seven year life, interest rate of 4.37 percent, volatility of forty percent and no dividends. The warrants are automatically exercisable based on a formula in connection with a Qualified IPO.

         iii) In connection with the issuance of Series A Preferred Shares in fiscal 2004, the Company issued warrants to the placement agent to acquire 1,000,000 common shares of the Company, as consideration for services rendered in connection with the financing transaction and accounted for them as an issue cost. The fair value of the warrants was estimated based on the fair value of services received. The warrants are exercisable at C$1.00 per share and have a five year life. The warrants expire in connection with a Qualified IPO.

         iv) As described in Note 16, in connection with the issuance of the Senior Secured Convertible Notes on April 27, 2005, the Company issued to the holders warrants to acquire 16,500,000 common shares of the Company. The warrants are exercisable at any time on or after the earliest of the date of effectiveness of a Qualified IPO, the date of effectiveness of any other public offering of the common shares or upon and following a fundamental change. The warrants are exercisable at a price per share equal to the lower of (i) USD $1.50 and (ii) the arithmetic average of the closing sales prices of the Company's shares during the first 10 trading days following the date of expiry of any lock-up restrictions entered into by the Company in connection with a Qualified IPO. The warrants expire the later of (i) the 4th anniversary of the issuance date and (ii) if a Qualified IPO occurs prior to the 4th anniversary, the 1st anniversary of the effective date of the Qualified IPO. The Holder may elect, in lieu of making the cash payment upon exercise of the warrants, to receive the "net number" of common shares which equates to the excess of the fair value of the common shares over its exercise price. The relative fair value of the warrants on the date of issuance of $7.7 was allocated from the proceeds on the issuance of the convertible notes and has been recorded as a component of shareholders' deficiency. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: five year life, interest rate of 3.83 percent, volatility of one hundred percent and no dividends.


22.      SHARE CAPITAL

         The Company's authorized capital stock consists of an unlimited number of common shares, and an unlimited number of Series A Preferred Shares and Series B Preferred Shares. The holders of common shares are entitled to one vote per share and are entitled to dividends when and if declared by the Board of Directors. The terms of the preferred shares are described further in Note 20 of these financial statements.

         During fiscal 2006, the Company issued 132,261 shares (2004 - 33,591; 2005 - 153,616) for total consideration of $0.1 (2004 - $0.1; 2005 -
         $0.1) in the form of professional services received. The carrying value of the shares represents the fair market value of the services received.

         Equity offerings

         On June 8, 2001, February 15, 2002 and on February 28, 2002, the Company completed three equity offerings to certain employees and eligible investors. The Company issued 5,606,180 common shares for total consideration of $14.6, of which $8.8 was received in cash and $5.9 was covered by employee interest-free loans repayable to the Company over a two-year period from the date of each offering. The repayment of certain of the loans was suspended during fiscal 2003 and reinstated during fiscal 2004.

         During fiscal 2005 the Company completed an equity offering to certain employees and eligible investors. The Company issued 5,601,870 common shares at C$1.00 per share, for total consideration of $4.6, of which $3.0 was received in cash and $1.6 was covered by employee interest-free loans repayable to the Company over a maximum two-year period from the date of the offering.

         Share Purchase Loans

         As part of the fiscal 2005 equity offering described above, the Company implemented an Employee Stock Purchase Plan allowing US employees to purchase up to 2,000,000 common shares of the Company through a single lump sum payment and/or a Company loan. Shares purchased using company loans are secured by the underlying share, repayable by means of payroll deduction over a maximum two year period and non-interest bearing unless there is a default in payment, in which case the loan bears simple interest calculated at 10% per annum. Non-US employees were provided with the ability to acquire shares under similar terms and conditions. As of April 24, 2005 and April 30, 2005, outstanding employee share purchase loans receivable, in the amount of $1.2 and $1.2 respectively were recorded against shareholders' deficiency. Repayments against the loans were made during fiscal 2006 and the balance remaining at April 30, 2006 was $0.3.

         Stock Option Plan

         In March 2001, the Company's shareholders approved the Mitel Networks Corporation Employee Stock Option Plan (the "Plan") applicable to the Company's employees, directors, consultants and suppliers and authorized 25,000,000 shares for issuance thereunder. The options are granted at no less than the fair market value of the common shares of the Company on the date of grant and may generally be exercised in equal portions during the years following the first, second, third and fourth anniversaries of the date of grant, and expire on the earlier of the fifth anniversary and termination of employment. The number of common shares available for grant under the Plan at April 30, 2006 was 4,234,331 options (2005 - 6,481,401; Transition Period - 6,504,794).

         On December 23, 2003 the Company put forth an offer to all eligible employees to exchange all of their outstanding, unexercised options to purchase common shares of the Company, in exchange for grants of new options. All of the 10,373,302 options tendered in the exchange were cancelled on January 23, 2004. An equal number of new options were granted to the participating employees on July 26, 2004. The new options vest in four equal installments commencing one year from the date of grant, and have an exercise price of C$1.00 per share, the fair value of the Company's common stock on the date of grant.

         Following is a summary of the Company's stock option activity and related information. The exercise price of stock options was based on prices in Canadian dollars translated at the year-end exchange rate.


                                                                        Fiscal 2004                  Fiscal 2005
                                                                 --------------------------    -------------------------
                                                                                Weighted                     Weighted
                                                                                Average                      Average
                                                                   Number of    Exercise        Number of    Exercise
                                                                    Shares        Price           Shares       Price
        ----------------------------------------------------------------------------------------------------------------
        Outstanding options:
        Balance, beginning of period:                             16,037,154    $    2.59       4,482,264    $    2.77
          Granted                                                  1,337,087         1.76      15,220,873         0.81
          Exercised                                                   (5,950)        2.57               -            -
          Forfeited                                               (1,527,436)        2.58        (725,856)        1.54
          Expired                                                   (985,289)        2.69        (497,279)        2.84
          Cancelled                                              (10,373,302)        2.51               -            -
        ---------------------------------------------------------------------------------------------------------------
        Balance, end of period:                                    4,482,264    $    2.50      18,480,002    $    1.22
        ---------------------------------------------------------------------------------------------------------------
        Number of options exercisable                              2,462,636    $    2.59       3,017,863    $    2.82
        ---------------------------------------------------------------------------------------------------------------
        Weighted average fair value of options granted during
         the period using the minimum value option pricing model                $    0.29                    $    0.15
        ---------------------------------------------------------------------------------------------------------------

                                                                     Transition Period               Fiscal 2006
                                                                 --------------------------    -------------------------
                                                                                Weighted                     Weighted
                                                                                Average                      Average
                                                                   Number of    Exercise        Number of    Exercise
                                                                    Shares        Price           Shares       Price
        ----------------------------------------------------------------------------------------------------------------
<        Outstanding options:
        Balance, beginning of period:                             18,480,002    $    1.20      18,456,249    $    1.34
          Granted                                                          -            -       5,227,233         0.90
          Exercised                                                        -            -         (58,174)        2.81
          Forfeited                                                  (15,153)        1.69        (879,766)        1.27
          Expired                                                     (8,600)        2.96      (2,077,004)        3.07
        ---------------------------------------------------------------------------------------------------------------
        Balance, end of period:                                   18,456,249    $    1.19      20,668,538    $    1.06
        ---------------------------------------------------------------------------------------------------------------
        Number of options exercisable                              3,102,973    $    2.78       4,947,519    $    1.48
        ---------------------------------------------------------------------------------------------------------------
        Weighted average fair value of options granted during
         the period using the minimum value option pricing model                $       -                    $    0.14
        ---------------------------------------------------------------------------------------------------------------

         A summary of options outstanding as at April 30, 2006 is as follows:

                                                            April 30, 2006
                                -----------------------------------------------------------------------
                                       Total outstanding                     Total exercisable
                                ---------------------------------    ----------------------------------
         Exercise Price                           Weighted-Average                    Weighted-Average
                                                    Remaining                             Remaining
                                     Number of       Contractual       Number of        Contractual
                                      Shares           Life             Shares             Life
         ----------------------------------------------------------------------------------------------
         $    0.89                    18,759,480       3.6 years       3,598,095        3.4 years
         $    1.04                       246,883       4.9 years           1,250        4.9 years
         $    1.79                       164,500       2.6 years          82,750        2.6 years
         $    2.45                       724,500       1.6 years         492,249        1.6 years
         $    3.57                       773,175       0.7 years         773,175        0.7 years
                                -----------------------------------------------------------------------
                                      20,668,538                       4,947,519
                                -----------------------------------------------------------------------

         Earnings (loss) per share


         The following table sets forth the computation of basic and diluted loss per share:

                                                                                                   Transition
                                                                         2004           2005         Period         2006
         ---------------------------------------------------------------------------------------------------------------------
         Net loss, as reported                                       $     (30.6)   $   (49.6)  $      (1.6)    $    (44.6)
         Stock-based dividend                                               (0.1)           -             -              -
         Accreted interest on redeemable shares                             (1.3)        (5.6)         (0.1)          (6.9)
         Deemed dividend relating to beneficial conversion feature
         on Series A preferred shares                                       (1.4)           -             -              -
         ---------------------------------------------------------------------------------------------------------------------
         Net loss available to common shareholders                   $     (33.4)   $   (55.2)  $      (1.7)    $    (51.5)
         ---------------------------------------------------------------------------------------------------------------------
         Weighted average number of common shares outstanding        127,831,211  113,792,829   117,149,933    117,230,198
          during the period

         ---------------------------------------------------------------------------------------------------------------------
         Loss per common share - basic and diluted                   $     (0.26)   $   (0.49)   $    (0.01)    $    (0.44)
         ---------------------------------------------------------------------------------------------------------------------

         As a result of the net losses for each of the following periods, the following potentially dilutive securities have not been included in the calculation of diluted loss per common share, because to do so would have been anti-dilutive:

         (number of shares)                                                                        Transition
                                                                         2004           2005         Period         2006
         ---------------------------------------------------------------------------------------------------------------------

         Stock options                                                      19,888             -             -      1,624,155
         Warrants                                                       11,278,329    28,475,127    28,686,974     37,695,141
         Convertible debentures                                          2,029,111             -             -              -
         Convertible, redeemable preferred shares                          477,047    87,789,300    87,789,300     82,820,094
         ---------------------------------------------------------------------------------------------------------------------
                                                                        13,804,375   116,264,427   116,476,274    122,139,390
         ---------------------------------------------------------------------------------------------------------------------

         Options that are anti-dilutive because the exercise price is greater than the average market price of the common shares, are not included in the computation of diluted earnings per share. For fiscal 2006, 20,668,538 stock options were excluded from the above computation of diluted EPS because they were anti-dilutive (2004 - 4,277,764; 2005 - 18,480,002; Transition Period - 18,456,249).

         Stock-based Compensation

         During fiscal 2006, the Company granted stock options to acquire 132,000 common shares (2004 - nil; 2005 - 145,604; Transition Period - nil) stock options at an exercise price equal to the market price of the common shares on the date of grant to consultants and advisory directors, as well as employees who, subsequent to the options grants, became former employees of the Company as a result of restructuring activities. The fair market value of these stock options was determined using a Black-Scholes model based on the fair value of the common shares at the vesting date and, for the unvested shares, as of April 30, 2005 and April 30, 2006. The following assumptions were used: five-year life, interest rate of 3.84 percent, volatility of 100 percent and no dividends. Unvested stock options granted to non-employees must be accounted for based on variable plan accounting. Under variable plan accounting, compensation expense is measured as of each reporting date as the amount equal to the change in fair value of the stock options. Deferred stock compensation of $0.1 was recorded in fiscal 2006 and is being amortized over the vesting period of four years from the date of grant, with $0.1 (2004 - $0.2; 2005 - $insignificant; Transition Period - $nil) amortized into selling, general and administrative expense for fiscal 2006. The amount of deferred stock compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

         During fiscal 2006, there were no (2004 - 88,000; 2005 - nil; Transition Period - nil) stock options granted to employees of the Supplier and other companies controlled by the Principal Shareholder. The fair market value of the unvested stock options at the grant date was determined to be $nil (2004 - $0.1; 2005 - $nil; Transition Period
         - $nil) based on a Black-Scholes model and recognized as a dividend to the Principal Shareholder.

         Performance-Based Stock Options

         On July 27, 2005, the shareholders of Mitel approved 2,810,000 performance-based stock option awards to acquire 2,810,000 common shares to selected key employees. These options contingently vest upon the achievement of certain targets in accordance with the normal four-year vesting term. As the number of common shares that the holders will be entitled to is unknown, the options are considered variable plan awards as defined by APB 25. Consistent with these requirements, the valuation of the performance-based stock options must be remeasured for changes in the market price of the underlying stock at the end of each reporting period and charged to expense over the four-year vesting period. The expense amount recorded for the year ended April 30, 2006 was $0.1.

         Deferred Share Unit Plans

         In December 2004, Mitel granted deferred share units (DSUs) to certain executive members of the Company. The number of DSUs that may be awarded to each participant is equal to 15% of the participant's annual salary less the maximum amount of the participant's eligible retirement savings plans contributions in that particular taxable year. Since the participant will receive a lump sum payment in cash upon termination of employment, the award must be classified as a liability and remeasured to reflect changes in the market price of the common shares until settlement. For the year ended April 30, 2006 there were 601,547 DSUs awarded to executives with a fair value of $0.9 recorded as a liability (2005 - 280,912 DSUs and $0.4 recorded as a liability). The compensation expense recorded in fiscal 2006 to reflect a change in common share fair value was $0.3 (2005 - $nil; Transition Period - $nil).


23.      OTHER INCOME (EXPENSE), NET

                                                                                           Transition
                                                                  2004           2005        Period           2006
         -------------------------------------------------------------------------------------------------------------
         Foreign exchange gains (losses), net                $    (1.0)     $    (0.1)      $     0.2     $     (0.6)
         Interest income                                           0.4            0.5             -              0.7
         Amortization of gain on sale of assets                    -              -               -              0.3
         -------------------------------------------------------------------------------------------------------------
                                                             $    (0.6)     $     0.4       $     0.2     $      0.4
          -------------------------------------------------------------------------------------------------------------


24.      INCOME TAXES

         Details of income taxes are as follows:

                                                                                           Transition
                                                                  2004           2005        Period           2006
         -------------------------------------------------------------------------------------------------------------
         Loss before income taxes:
           Canadian                                         $    (10.0)    $    (24.8)     $    (0.2)     $    (35.0)
           Foreign                                               (20.3)         (24.0)          (1.4)          (11.5)
         -------------------------------------------------------------------------------------------------------------
                                                            $    (30.3)    $    (48.8)     $    (1.6)     $    (46.5)
         -------------------------------------------------------------------------------------------------------------

         Income tax (expense) recovery:
           Current:
              Canadian                                      $      -       $      0.8      $     -        $      1.2
              Foreign                                             (2.0)          (1.6)           -              (2.1)
         -------------------------------------------------------------------------------------------------------------
                                                                  (2.0)          (0.8)           -              (0.9)
           Deferred:
             Canadian                                       $      -       $      -        $     -        $      -
             Foreign                                               1.7            -              -               2.8
         -------------------------------------------------------------------------------------------------------------
                                                            $     (0.3)    $     (0.8)     $     -        $      1.9
         -------------------------------------------------------------------------------------------------------------

         The income tax (expense) recovery reported differs from the amount computed by applying the Canadian rates to the loss before income taxes. The reasons for these differences and their tax effects are as follows:


                                                                                           Transition
                                                                     2004        2005        Period           2006
         -------------------------------------------------------------------------------------------------------------
         Expected tax rate                                           36.3%      36.0%           36.0%          36.0%
         -------------------------------------------------------------------------------------------------------------

         Expected tax benefit                                     $  12.8    $   17.5      $     0.6       $   16.7
         Foreign tax rate differences                                (9.1)       (7.9)          (0.5)          (7.4)
         Tax effect of temporary differences and losses not
           recognized                                                (5.9)      (12.2)          (0.1)          (1.6)
         Use of losses not previously recognized                      -           9.3            -              5.2
         Permanent differences                                        0.1        (7.0)           -            (12.4)
         Tax refunds and other adjustments related to prior years     1.8        (0.5)           -              1.4
         -------------------------------------------------------------------------------------------------------------
         Income tax (expense) recovery                            $  (0.3)   $   (0.8)     $     -         $    1.9
         -------------------------------------------------------------------------------------------------------------


         The tax effect of components of the deferred tax assets and liabilities are as follows:

                                                               April 24,         April 30,     April 30,
                                                                 2005              2005         2006
         -----------------------------------------------------------------------------------------------
         Assets:
           Net operating loss carryforwards                      $    75.1      $    74.3        $   55.5
           Allowance for doubtful accounts                             2.3            2.3             3.0
           Inventory                                                   0.9            0.9            (0.5)
           Restructuring and other accrued liabilities                 3.3            3.3             5.1
           Pension                                                     7.9            7.8             2.7
           Lease obligations and long-term debt                        1.1            1.1             1.3
           Property and equipment                                      3.8            3.6             6.8
           Intangible and other assets                                 7.1            7.1            10.4
         ------------------------------------------------------------------------------------------------
         Total deferred tax assets                                   101.5          100.4            84.3
         ------------------------------------------------------------------------------------------------

         ------------------------------------------------------------------------------------------------
         Deferred tax liabilities                                      -              -                -
         ------------------------------------------------------------------------------------------------

         Total gross deferred tax assets net of
            total deferred tax liabilities                           101.5          100.4            84.3
         Valuation allowance                                        (101.5)        (100.4)          (81.5)
         -------------------------------------------------------------------------------------------------
         Total deferred tax assets                               $       -      $       -        $    2.8
         -------------------------------------------------------------------------------------------------

         In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. During fiscal 2006, the Company determined that certain deferred tax assets relating to its U.S. operations are considered more likely than not to be realized and therefore reduced its valuation allowance.

         The Company and its subsidiaries had the following tax loss carry forwards and tax credits:

         -------------------------------------------------------------------------------------------------------
        |                 |     April 24, 2005      |         April 30, 2005      |       April 30, 2006        |
        |-----------------|-------------------------|-----------------------------|-----------------------------|
        |    Year of      |    Tax          Tax     |       Tax            Tax    |     Tax             Tax     |
        |    Expiry       |   Losses       Credits  |      Losses        Credits  |    Losses         Credits   |
         -------------------------------------------------------------------------------------------------------
               2006                  -             -              -              -            -            -
               2007                  -             -              -              -            -            -
               2008                5.3             -            4.8              -          0.6            -
               2009                3.8             -            3.0              -            -            -
               2010               52.0             -           51.0              -         32.6            -
               2011               65.6             -           65.6              -         58.3            -
            2012-2022            119.6          20.4          118.5           20.3        136.3         24.6
            Indefinite            74.3             -           74.3              -         44.7            -
         ------------------------------------------------------------------------------------------------------
              Total              320.6          20.4          317.2           20.3        272.5         24.6
         ------------------------------------------------------------------------------------------------------

         These tax loss carry forwards relate to operations in Canada, the US, the U.K., Italy, Hong Kong and Barbados. As a result of the acquisition of the Company on February 16, 2001, there are restrictions on the use of certain of these losses to offset taxable income in future periods.

         The tax credits relate to the Canadian operations and may be used to offset future Canadian federal income taxes payable.

         The Company does not expect the unremitted earnings of its subsidiaries will be subject to income tax or withholding taxes as it plans to reinvest the earnings of its subsidiaries indefinitely. Accordingly, no provision has been made for potential income tax or withholding taxes on repatriation of subsidiary earnings.

         The Company is subject to ongoing examinations by certain taxation authorities of the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provisions for income taxes. The Company believes that it has adequately provided for tax adjustments that are probable as a result of any ongoing or future examination.


25.      PENSION PLANS

         The Company and its subsidiaries maintain defined contribution pension plans that cover substantially all employees. In addition, the Company's U.K. subsidiary maintains a defined benefit pension plan. The Company matches the contributions of participating employees to the defined contribution pension plans on the basis of the percentages specified in each plan. The costs of the defined contribution pension plans are expensed as incurred. The defined benefit plan provides pension benefits based on length of service and final average earnings. The pension costs of the defined benefit pension plan are actuarially determined using the projected benefits method pro-rated on services and management's best estimate of the effect of future events. Pension plan assets are valued at fair value. The most recent actuarial valuation of the plan was performed as of March 31, 2006.

         In June 2001, the defined benefit pension plan was closed to new employees and a defined contribution option was introduced to members of the defined benefit pension plan. Members were given the choice to continue in the defined benefit plan or transfer their assets to the defined contribution plan.

         In fiscal 2006, a change in valuation assumptions, in particular changes in discount rates and increases in expected mortality rates, produced an unfavorable impact on the Company's defined benefit pension plan assets and obligations. As a result of the change in assumptions, the Company increased its minimum pension liability, the amount by which the accumulated benefit obligation exceeds the fair value of the plan assets, by (pound)9.4 (2005 - (pound)1.3). After the effects of foreign currency translation of British Pounds to US dollars, the overall pension liability increased by $15.0 to $40.1 (2005 - decrease of $0.6 to $25.4, Transition Period - decrease of $0.3 to $25.1). The adjustment has been recorded as an increase to the pension liability and an increase to accumulated other comprehensive loss on the Consolidated Balance Sheet.

         United Kingdom Defined Benefit Pension Plan

         The actuarial present value of the accrued pension benefits and the net assets available to provide for these benefits, at market value, were as follows:

                                                                     April 24,     April 30,     April 30,
                                                                       2005           2005          2006
         ------------------------------------------------------------------------------------------------
         Change in accrued pension benefits:
           Benefit obligation at beginning of period             $     103.4     $    103.4    $    121.8
           Service cost                                                  1.8            1.8           1.1
           Interest cost                                                 5.9            5.9           6.2
           Plan participants' contributions                              1.5            1.5           1.2
           Actuarial loss                                                1.3            1.3          41.0
           Benefits paid                                                (0.9)          (0.9)         (2.3)
           Foreign exchange                                              8.8            8.6          (4.9)
         -------------------------------------------------------------------------------------------------
           Benefit obligation at end of period                         121.8          121.6         164.1
         -------------------------------------------------------------------------------------------------

         Change in plan assets:
           Fair value of plan assets at beginning of period             66.1           66.1         82.8
           Actual return on plan assets                                  7.8            7.8         22.3
           Employer contributions                                        2.6            2.6          3.6
           Employee contributions                                        1.5            1.5          1.2
           Benefits paid                                                (0.9)          (0.9)        (2.3)
           Foreign exchange                                              5.8            5.8         (3.4)
         ------------------------------------------------------------------------------------------------
           Fair value of plan assets at end of period                   82.9           82.9        104.2
         ------------------------------------------------------------------------------------------------

         Funded status                                                 (38.9)         (38.7)       (59.9)
         Unrecognized net actuarial loss                                13.5           13.6         19.8
         ------------------------------------------------------------------------------------------------
         Net pension benefit liability                           $     (25.4)   $     (25.1)   $   (40.1)
         ------------------------------------------------------------------------------------------------

         The company's Benefit Obligation ("BO") for its significant plans is disclosed above. SFAS No. 132 (R) requires that companies disclose the aggregate BO and plan assets of plans in which the BO exceeds the plan assets. Similar disclosure is required for all plans in which the accumulated benefit obligation ("ABO") exceeds plan assets. The following table provides information with respect to our BO and ABO which are in excess of plan assets:

                                            April 24,   April 30,    April 30,
                                              2005        2005         2006
         ---------------------------------------------------------------------

         Projected benefit obligation      $    121.8   $   121.6   $  164.1
         Accumulated benefit obligation         108.3       108.0      144.3
         Fair value of plan assets               82.9        82.9      104.2

         The Company's net periodic benefit cost was as follows:


                                                                                           Transition
                                                                2004           2005          Period           2006
         -----------------------------------------------------------------------------------------------------------
         Current service cost - defined contribution        $     1.5       $    1.7        $    -      $    1.9
         Current service cost - defined benefit                   3.6            1.8             -           1.1
         Interest cost                                            5.1            5.9             -           6.2
         Expected return on plan assets                          (3.9)          (5.5)            -          (6.1)
         Recognized actuarial loss                                1.3            1.3             -           1.1
         -----------------------------------------------------------------------------------------------------------
         Net periodic benefit cost                          $     7.6       $    5.2        $    -      $    4.2
         -----------------------------------------------------------------------------------------------------------

         The following assumptions were used to determine the periodic pension expense and the net present value of the accrued pension benefits:


                                                                      April 24,       April 30,      April 30,
                                                                        2005            2005           2006
         --------------------------------------------------------------------------------------------------------
           Discount rate                                                 5.5%           5.5%           5.0%
           Compensation increase rate                                    2.5%           2.5%           2.75%
           Investment returns assumption                                7.75%           7.75%          7.25%
           Inflation rate                                               2.50%           2.50%          2.75%
           Average remaining service life of employees                 20 years       20 years       21 years

         Estimated Future Benefit Payments

         The table below reflects the total pension benefits expected to be paid in future years.

                                                                      Benefit
                                                                      Payments
         ---------------------------------------------------------------------
         2007                                                       $     1.3
         2008                                                             1.4
         2009                                                             1.5
         2010                                                             1.7
         2011                                                             1.8
         2012-2016                                                       11.2

         Contributions

         The Company expects contributions of $2.9 to its pension plan in 2007.

         Plan Assets

         The Company's pension plan weighted-average asset allocations at April 30, 2005 and April 30, 2006 and target allocations for 2007, by asset category are as follows:

                                              2005           2006         2006
                                             Actual         Actual       Target
         ---------------------------------------------------------------------
         Equities                             79%            81%           80%
         Bonds                                20%            18%           20%
         Cash                                  1%             1%            -

         The investment objectives of the pension portfolio of assets ("the Fund") are designed to generate returns that will enable the Fund to meet its future obligations. The performance benchmark for the investment managers is to earn in excess of the index return in those asset categories, which are actively managed. In setting the overall expected rate of return, the various percentages of assets held in each asset class together with the investment return expected from that class are taken into account. For cash and bonds, the rate used is that derived from an appropriate index at the valuation date. For equities, a model is used which combines price inflation, dividend yield and an allowance for gross domestic product growth.

26.      FINANCIAL INSTRUMENTS

         Fair value

         The Company's financial instruments include cash and cash equivalents, restricted cash, bank indebtedness, accounts receivable, other receivables, long-term receivables, accounts payable, amounts due to
         (from) related parties, long-term debt including convertible notes, derivative instruments, foreign exchange forward contracts and foreign exchange swaps. Due to the short-term maturity of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable, the carrying value of these instruments is a reasonable estimate of their fair value. Foreign exchange contracts are carried at fair value and amounted to $3.7 classified as accounts payable and accrued liabilities at April 30, 2006. At April 24, 2005 and April 30, 2005, $0.1 and $0.3 was classified as other current asssets respectively, and $0.1 and $0.1 classified as accounts payable and accrued liabilities, respectively. The fair value of the foreign exchange contracts reflects the estimated amount that the Company would have been required to pay if forced to settle all outstanding contracts at year-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company's future earnings or cash flows. The fair value of long-term receivables and long-term debt was determined by discounting future cash receipts and future payments of interest and principal, at estimated interest rates that would be available to the Company at year-end. The fair value of financial instruments approximate their carrying value, with the exception of convertible notes. The carrying value of the convertible notes was determined based on the allocation of gross proceeds received between the notes and the warrants based on their relative estimated fair values. The estimated fair value of the convertible notes is $55.1 (2005 - $55.4). The fair value of derivative instruments is determined by management and reflects the present value of the obligation and the likelihood of contingent events occurring.

         The following table summarizes the financial assets and liabilities for which fair values differed from the carrying amount.


                                        April 24, 2005          April 30, 2005          April 30, 2006
                                    ------------------------------------------------------------------------
                                     Carrying      Fair      Carrying      Fair      Carrying      Fair
                                      Amount      Value       Amount      Value       Amount      Value
         ---------------------------------------------------------------------------------------------------
         Long-term receivables       $     0.4    $    0.4   $     0.4   $     0.4   $     0.4   $     0.4
         Long-term debt              $    14.6    $   14.6   $    14.6   $    14.6   $     4.1   $     4.1
         Convertible notes           $       -    $      -   $    46.6   $    55.4   $    48.7   $    55.1


         Credit risk

         The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable and other receivables. Cash and cash equivalents are invested in government and commercial paper with investment grade credit rating. The Company is exposed to normal credit risk from customers. However, the Company's orientation is global with a large number of diverse customers to minimize concentrations of credit risk.

         Interest rate risk

         The Company is exposed to interest rate risk on its credit facilities which bear interest rates based on the prime rate, and is also exposed to risk on its convertible notes which bear interest based on the London Inter-Bank Offer Rate or "LIBOR". In September 2005, the Company entered into a derivative contract to limit the impact of changes in LIBOR on interest expense related to the convertible notes for the period commencing November 1, 2005 and ending November 1, 2007. This derivative contract effectively provides a cap on LIBOR of 5.27% and a floor on LIBOR of 4.00%. The Company is not exposed to other significant interest rate risk due to the short-term maturity of its monetary assets and current liabilities

         Foreign currency risk

         The Company is exposed to currency rate fluctuations related primarily to its future net cash flows from operations in US dollars, British pounds and Euros. The Company uses foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and intercompany balances. These contracts are not entered into for speculative purposes, and are not treated as hedges for accounting purposes. Foreign currency contracts are recorded at fair market value. Related foreign currency gains and losses are recorded in other expense, net, in the consolidated statements of operations and offset foreign exchange gains or losses from the revaluation of intercompany balances and other current assets and liabilities denominated in currencies other than the functional currency of the reporting entity.

         The foreign exchange contracts outstanding at April 30, 2006 are due to mature in May 2006. As of April 30, 2006, other income (expense), net included a net unrealized loss of $3.7 (2004 - gain of $0.2; 2005 - insignificant gain; Transition Period - $0.2) for changes in the fair value of foreign exchange contracts. As at April 30, 2006, the Company had outstanding foreign exchange contracts requiring it (i) to exchange British Pounds for Canadian dollars with aggregate notional amounts of C$13.2 (2005 - C$nil), (ii) to exchange US dollars for Canadian dollars with a notional amount of C$83.9 (2005 - C$17.2), and (iii) to exchange Euro dollars for Canadian dollars with aggregate notional amounts of C$11.4 (2005 - C$10.3).

         Non-derivative and off-balance sheet instruments

         Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company's reserve for possible credit and guarantee losses. As of April 24, 2005, April 30, 2005 and April 30, 2006, there were no outstanding commitments to extend credit to third parties or financial guarantees outstanding other than letters of credit. Letters of credit amounted to $1.2 as of April 30, 2006 (April 30, 2005 - $1.6). The estimated fair value of letters of credit, which is equal to the fees paid to obtain the obligations, was insignificant as of April 24, 2005, April 30, 2005 and April 30, 2006.


27.      SUPPLEMENTARY CASH FLOW INFORMATION

                                                                                                   Transition
                                                                            2004         2005        Period        2006
         ----------------------------------------------------------------------------------------------------------------------
         Change in non-cash operating assets and liabilities:
           Accounts receivable                                            $    (5.2)   $     7.5    $     4.0     $  (12.4)
           Other current assets                                                 7.3         (7.3)        (0.9)         5.2
           Inventories                                                          8.4         (4.2)        (0.6)        (8.0)
           Income tax receivable                                                -            -            -            1.2
           Long-term receivables                                                0.4          -            -           (0.1)
           Accounts payable and accrued liabilities                             0.9          6.6         (0.6)         8.7
           Long term portion of lease termination obligations                   2.6         (1.2)         -           (2.3)
           Deferred revenue                                                     0.7         (2.8)         0.5         (2.5)
           Change in pension liability                                          1.6          0.9          -           (1.7)
           Due to related parties                                               5.1          0.5         (1.5)         9.5
           Income and other taxes payable                                       2.8         (3.3)         0.1         (0.7)
         ----------------------------------------------------------------------------------------------------------------------
                                                                          $    24.6    $    (3.3)   $     1.0     $   (3.1)
         ----------------------------------------------------------------------------------------------------------------------

         Interest payments                                                $     3.8    $     1.8    $      -      $    2.6
         ----------------------------------------------------------------------------------------------------------------------

         Income tax payments                                              $     -      $     3.5    $      -      $    1.4
         ----------------------------------------------------------------------------------------------------------------------

         Disclosure of non-cash activities during the period:
           Credit note received in exchange for sale of Edict             $     -      $      -     $     -       $    0.3
           Convertible debentures converted to common shares              $     8.3    $      -     $     -       $     -
           Related party loans converted to common shares                 $    31.0    $      -     $     -       $     -
            Exchange of common shares for convertible, redeemable
              preferred shares                                            $    38.7    $      -     $     -       $     -
           Adjustment to minimum pension liability                        $    (3.5)   $     2.4    $     -       $  (15.0)
           Warrants issued in connection with financing                   $     1.0    $      -     $     7.7     $     -
           Warrants issued to placement agent                             $     0.1    $      -     $     -       $     -
           Issuance of shares in exchange for services                    $     0.1    $     0.1    $     -       $    0.1
           Stock-based dividends                                          $     0.1    $      -     $     -       $     -
           Deemed dividend relating to beneficial conversion feature
              on Series A preferred shares                                $     1.4    $      -     $     -       $     -
           Accretion of interest on redeemable common and
              preferred shares                                            $     1.3    $     5.6    $     0.1     $    6.9
           Common shares issued in exchange for employee loans            $     -      $     1.3    $     -       $     -


28.      RECONCILIATION FROM US GAAP TO CANADIAN GAAP

         New Canadian regulations allow issuers that are required to file reports with the SEC, upon meeting certain conditions, to satisfy their Canadian disclosure obligations by using financial statements prepared in accordance with US GAAP. Accordingly, effective Fiscal 2005, Mitel will include in the notes to its consolidated financial statements a reconciliation highlighting the material differences between its financial statements prepared in accordance with US GAAP as compared to financial statements prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Prior to Fiscal 2005, Mitel prepared financial statements (with accompanying notes) in accordance with Canadian GAAP, which were presented as a separate report and provided to its Canadian shareholders. Subsequent to 2006, no further reconciliation or financial statement presentation in accordance with Canadian GAAP will be required under current Canadian regulations. Mitel will therefore not present Canadian GAAP financial statements or a reconciliation from US GAAP to Canadian GAAP in 2007.

         The consolidated financial statements of Mitel have been prepared in accordance with US GAAP and the accounting rules and regulations of the SEC which differ in certain material respects from those principles and practices that Mitel would have followed had its consolidated financial statements been prepared in accordance with Canadian GAAP. The following is a reconciliation of the net loss between US GAAP and Canadian GAAP for the years ended, April 25, 2004, April 24, 2005, for the six day period ended April 30, 2005 and year ended April 30, 2006:


                                                                 April 25,      April 24,      April 30,      April 30,
                                                                   2004           2005           2005           2006
         --------------------------------------------------------------------------------------------------------------
         Net loss
         US GAAP                                             $     (30.6)     $   (49.6)    $    (1.6)       $   (44.6)
         Derivative accounting (a)                                   -              5.3           0.1             32.6
         Interest accretion on preferred shares (a)                  -            (11.3)         (0.3)           (14.0)
         Stock based compensation (c)                                0.2           (0.7)           -              (0.1)
         Foreign exchange loss on long term investment (e)           -             (8.7)           -               -
         Beneficial conversion feature on convertible
           debentures (d)                                            3.1            -              -               -
         Interest expense on convertible debentures (d)              0.3            -              -               -
         --------------------------------------------------------------------------------------------------------------
         Canadian GAAP                                       $     (27.0)     $   (65.0)    $    (1.8)       $   (26.1)
         --------------------------------------------------------------------------------------------------------------

         Loss per share
         US GAAP                                             $    (0.26)      $   (0.49)    $   (0.02)       $   (0.44)
         Canadian GAAP                                       $    (0.21)      $   (0.57)    $   (0.02)       $   (0.22)
         --------------------------------------------------------------------------------------------------------------

         The following details the material differences between US GAAP and Canadian GAAP for balance sheet information as of April 24, 2005, April 30, 2005 and April 30, 2006:

                           ----------------------------------    --------------------------------   --------------------------------
                                     April 24, 2005                       April 30, 2005                      April 30, 2006
                           ----------------------------------    --------------------------------   --------------------------------
                           US                       Canadian     US                     Canadian     US                   Canadian
                           GAAP       Adjustments   GAAP         GAAP     Adjustments   GAAP         GAAP    Adjustments   GAAP
ASSETS
------------------------------------------------------------------------------------------------------------------------------------
Total assets               $  156.6   $    -     $  156.6    $   195.3    $     -     $  195.3      $  199.8   $     -   $  199.8
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND
SHAREHOLDERS'
DEFICIENCY

Current liabilities           115.8        -         115.8      101.9           -        101.9        126.0         -       126.0
Convertible notes               -          -          -          46.6           -         46.6         48.7         -        48.7
Derivative instrument (a)      38.0     (38.0)        -          37.4        (37.4)         -          75.9      (75.9)        -
Convertible,
redeemable                      -        73.7        73.7          -          72.6        72.6            -       96.0       96.0
   preferred shares (a)
Redeemable common
   shares (a)                   -        22.5        22.5          -          22.1        22.1            -       25.3       25.3
Pension liability (b)          25.4     (14.3)       11.1        25.1        (14.0)       11.1         40.1      (31.2)       8.9
Other long term
   Liabilities                 20.2        -         20.2        20.1           -         20.1         13.5         -        13.5
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities             199.4      43.9       243.3       231.1         43.3       274.4        304.2       14.2      318.4
------------------------------------------------------------------------------------------------------------------------------------

Redeemable common
   Shares (a)                  18.2     (18.2)        -          18.2        (18.2)         -          18.7      (18.7)        -
Convertible, redeemable
   Preferred shares (a)        39.0     (39.0)        -          39.1        (39.1)         -          45.5      (45.5)        -

Common shares                 187.6     (18.8)      168.8       187.6        (18.8)      168.8        188.8      (19.0)     169.8
Warrants                       40.2        -         40.2        47.9   -                 47.9         47.9         -        47.9
Contributed surplus (a)         -         5.3         5.3          -           5.3         5.3            -        5.8        5.8
Deferred stock based
   Compensation                (0.4)      0.4         -         (0.4)          0.4          -         (0.1)        0.1         -
Retained earnings            (302.3)      6.0      (296.3)     (304.0)         4.9      (299.1)       (355.5)     30.3     (325.2)
Accumulated other
   comprehensive loss         (25.1)     20.4        (4.7)     (24.2)         22.2        (2.0)       (49.7)      32.8      (16.9)
   (b), (e,) (f)
------------------------------------------------------------------------------------------------------------------------------------
Total shareholders'
deficiency                   (100.0)     13.3       (86.7)     (93.1)         14.0       (79.1)       (168.6)     50.0     (118.6)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and
 hareholders' deficiency   $  156.6   $    -     $  156.6    $  195.3     $      -     $  195.3     $   199.8  $    -    $  199.8
------------------------------------------------------------------------------------------------------------------------------------

         The significant differences between US GAAP and Canadian GAAP that impact the consolidated financial statements of Mitel include the following:

         a) Accounting for redeemable shares

         Under US GAAP, as described further in Notes 19 and 20, redeemable shares are presented in the mezzanine section of the Consolidated Balance Sheets, and are accreted to their redemption values over the period to redemption. The accreted amounts are recorded as a deemed dividend in the Consolidated Statements of Shareholders' Deficiency. Furthermore, as a portion of the redemption price of the redeemable preferred shares is indexed to the common share price of the Company, an embedded derivative exists which is accounted for at fair value separate from the host contract, as required under the provisions of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The embedded derivative is marked to market throughout the period to redemption with changes in value recorded in the Consolidated Statements of Operations.

         Under current Canadian GAAP, embedded derivatives are not accounted for separately from the host contract. The carrying value of the redeemable shares is recorded as a liability, and accreted to redemption value over the period to redemption. The accreted amounts are recorded as non-cash interest expense in the Consolidated Statements of Operations. Furthermore, a conversion option exists under Canadian GAAP for the convertible, redeemable preferred shares, which was valued using the residual approach and is recorded as Contributed Surplus.

         b) Pension and other post retirement benefits

         Under US GAAP, a minimum pension liability adjustment must be recognized in the amount of the excess of the unfunded accumulated benefit obligation over the recorded pension benefit liability. An offsetting intangible pension asset is recorded equal to the unrecognized prior service costs, with any difference recorded in accumulated other comprehensive loss. No such adjustments are required under Canadian GAAP.

         c) Stock based compensation

         Under US GAAP, FASB Statement No. 123, Accounting for Stock-Based Compensation, ("SFAS 123") permits companies the choice between recording compensation expense for the fair value of stock based awards to employees, and disclosing such expense in the notes to the financial statements. Mitel has elected to adopt the disclosure provisions of SFAS 123, and only records employee stock based compensation expense when the exercise price is lower than the market price on the date of grant (see note 3(q)). Non-employee stock based compensation is recorded as an expense as required under SFAS 123.

         Under Canadian GAAP, CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("Section 3870"), establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Section 3870 outlines a fair value based method of accounting required for certain stock-based transactions, effective January 1, 2002, and applied to awards granted on or after that date. Prior to Fiscal 2005, as permitted by Section 3870, Mitel did not adopt the provisions in respect of the fair value based method of accounting for its employee stock-based transactions. Effective Fiscal 2005, Mitel adopted the full provisions of Section 3870, and recognizes an expense for employee stock-based compensation using the fair value based method prospectively for all awards granted, modified, or settled on or after January 1, 2003, in accordance with the transitional provisions of
         Section 3870. Non employee stock based compensation is recorded as an expense under both Canadian and US GAAP, however the expense under Canadian GAAP is effective for non-employee options granted after the date on which the Canadian GAAP rules came into effect on January 1, 2002.

         d) Convertible debentures

         On August 16, 2002, Mitel closed a private offering of debentures convertible into shares of the Company that resulted in total cash proceeds of $6.5. The debentures provided for interest to accrue at the rate of 6.5% per annum payable on the maturity date or upon conversion of the debentures and accrued interest into common shares of the Company. The principal amount of the debentures, together with accrued interest outstanding under the debentures was subject to mandatory conversion, and would automatically convert into shares in the Company upon the occurrence of certain events. Under US GAAP, the debentures were recorded as a liability, and interest expense was recorded in the Consolidated Statements of Operations. Under Canadian GAAP the debentures were deemed to be equity instruments and classified in the Shareholders' Deficiency section of the Consolidated Balance Sheets. Accordingly, interest expense was not recorded in the Consolidated Statements of Operations under Canadian GAAP, but was recorded as a deemed dividend.

         The full amount of the debentures was converted into common shares of the Company during Fiscal 2004, and subsequently exchanged for convertible, redeemable preferred shares (see Note 20). This resulted in a beneficial conversion feature under US GAAP, however no such requirement existed under Canadian GAAP.

         e) Foreign exchange loss on long term investment

         During Fiscal 2005, Mitel Networks Inc. ("MNI"), a wholly owned subsidiary of Mitel Networks Limited ("MNL"), agreed to redeem
         82.6 common shares in exchange for a payment of $28.0 to Mitel Networks Limited ("MNL"), a wholly owned subsidiary of the Company. The 82.6 common shares were subsequently cancelled. The transaction did not involve any external third parties, and MNL continued to own 100% of MNI prior to and subsequent to the transaction. Under Canadian GAAP, a portion of the cumulative translation adjustments relating to MNL's ownership interest in MNI was included in the determination of net loss, resulting in a foreign exchange loss of $8.7. No such requirement exists under US GAAP.

         f) Other financial statement presentation differences

         Under U.S. GAAP, translation adjustments for self-sustaining subsidiaries are reported as a component of other comprehensive income (loss), whereas, under Canadian GAAP, these translation adjustments are classified as foreign currency translation adjustment, also a component of shareholders' deficiency.


29.      SUBSEQUENT EVENTS

         On May 9, 2006, the Company filed a registration statement on Form F-1 under the Securities Act of 1933 to sell common shares in the United States and a preliminary prospectus with the Canadian securities regulators to sell common shares in Canada. After completion of the initial public offering, all outstanding Series A and Series B Preferred Shares will automatically convert into common shares; warrants held by a financing agent and warrants issued in connection with the Series A Preferred Shares will be exercised; and the redemption right attached to the Redeemable Common Shares will terminate. The derivative liability balance recorded in connection with the issuance of Series A and Series B Preferred Shares will also be reclassified to equity as a result of the offering and the subsequent Preferred Shares conversion. The impact of these conversions is summarized and presented in the pro forma balance sheet information.

         On June 23, 2006, one of the Company's competitors filed a complaint in the United States District Court for the Eastern District of Virginia alleging that the Company is infringing on certain of its patents and requesting damages (treble damages in respect of alleged willful infringement of the patents), injunctive relief, attorney's fees, costs and expenses, and such further relief against us as the court deems just and proper. The plaintiff also filed a complaint in the United States District Court for the District of New Jersey seeking a declaratory judgment that certain of the Company's patents are not being infringed by the plaintiff or are invalid. The Company has not yet been served with a copy of either complaint. The plaintiff has not asserted any particular amount of damages in its complaint. Consequently, the Company is not able to determine the amount of damages that might be awarded in the event the Company is found liable for infringement of the plaintiff's patents or that the Company would be to continue to use the technology that the plaintiff alleges infringes the patents at suit. The Company intends to vigorously defend itself against these complaints.

         On June 26, 2006 an amendment to the shareholders' agreement was executed by the parties to the agreement which defers the put date in connection with 10,000,000 common shares (see note 19) and 16,000,000 Series B Preferred Shares (see note 20) from September 1, 2006 to May 1, 2007.

                                                                      DOCUMENT 2

[MITEL LOGO
GRAPHIC OMITTED]


                                350 Legget Drive
                            Ottawa, Ontario, Canada
                                    K2K 2W7

August 16, 2006

To the Shareholders of Mitel Networks Corporation

You are invited to attend the Annual and Special Meeting of Shareholders of Mitel Networks Corporation to be held at The Brookstreet Hotel, 525 Legget Drive, Ottawa, Ontario, Canada on Thursday, September 7, 2006 at 2:30 p.m., (Ottawa time).

On May 9th, 2006, Mitel filed a preliminary prospectus for an initial public offering and secondary offering of its common shares in Canada and in the United States. In addition to presenting customary annual business at the Meeting, Mitel proposes to amend the articles and the by-laws of Mitel and to adopt a new equity incentive plan, all as described in the attached management proxy circular. At the Meeting, in addition to approving customary annual business, shareholders will also be asked to:

     o Approve a change of the permitted range of number of directors to a minimum of three (3) and a maximum of fifteen (15) and permit the directors to determine the number of directors within such range;

     o Approve the change of name of the Corporation from Mitel Networks Corporation to Mitel Corporation;

     o    Authorize and approve the Corporation's 2006 Equity Incentive Plan;
          and

     o    Confirm amendments to By-law No. 1A.

The holders of the common shares, the class A shares and the class B shares will vote together as a single class on all matters to be approved by shareholders. The enclosed management proxy circular provides a further description of the proposed business of the Meeting to assist you in considering the matters to be voted upon. You are urged to review this information carefully.

Your vote is important. Shareholders who are unable to attend the Meeting in person are encouraged to read the enclosed management proxy circular and then complete, date, sign and return a form of proxy unless your shares are registered in the name of an intermediary, in which case you should complete the form of proxy delivered to you by the intermediary. Non-registered shareholders should carefully follow the instructions of their intermediaries.

Thank you for your continued support of Mitel. We look forward to seeing you at the Meeting.


Sincerely,


/s/ Donald W. Smith
Donald W. Smith
Chief Executive Officer

                                                                 DOCUMENT 3

[MITEL LOGO
GRAPHIC OMITTED]


                           MITEL NETWORKS CORPORATION

            NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the "Meeting") of the shareholders of Mitel Networks Corporation ("Mitel") will be held on Thursday, September 7th, 2006 at The Brookstreet Hotel, 525 Legget Drive, Ottawa (Kanata), Ontario, Canada, K2K 2W2 , commencing at 2:30 p.m., Ottawa time, for the following purposes:

1. To place before the Meeting the consolidated financial statements for the fiscal year ended April 30th, 2006 together with the auditor's report thereon.

2. To fix the number of directors at seven and elect directors for the ensuing year ("Annual Resolution No. 1").

3. To appoint auditors of the Corporation and authorize the directors to fix the auditor's remuneration ("Annual Resolution No. 2").

4. To consider and, if thought advisable, to pass, with or without variation, a special resolution ("Special Resolution No. 1") to amend the articles of incorporation to change the minimum number of directors to three (3) and the maximum number of directors to fifteen (15) with such fixed number of directors from time to time authorized by the directors of the Corporation.

5. To consider and, if thought advisable, to pass, with or without variation, a special resolution ("Special Resolution No. 2") to amend the articles of incorporation to change the name from Mitel Networks Corporation (in the English form) and Corporation Mitel Networks (in the French form) to "Mitel Corporation".

6. To consider and, if thought advisable, to pass, with or without variation, an ordinary resolution ("Ordinary Resolution No. 1") to approve Mitel's 2006 Equity Incentive Plan.

7. To consider and, if thought advisable, to pass, with or without variation, an ordinary resolution ("Ordinary Resolution No. 2") to confirm the amendments to By-law No. 1A.

8. To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

A copy of the full text of the proposed Annual Resolution No. 1, Annual Resolution No. 2, Special Resolution No. 1, Special Resolution No. 2, Ordinary Resolution No. 1 and Ordinary Resolution No. 2 is attached as Schedule A, Schedule B, Schedule C, Schedule D, Schedule E and Schedule F, respectively, to the Management Proxy Circular that accompanies this Notice.

Mitel shareholders unable to attend the Meeting in person are encouraged to read the enclosed Management Proxy Circular and then complete and return the form of proxy. In the case of proxies executed other than by an individual who is the registered holder of the shares represented by such proxy, a power of attorney or other authority should be attached to the proxy and returned. All proxies should be returned in the envelope provided to Mitel Networks Corporation,
Attention: Corporate Secretary's Office, 350 Legget Drive, Ottawa, Ontario K2K 2W7 or by facsimile at (613) 592-7813 by 12:00 p.m. (noon), Ottawa time, on Wednesday, September 6th, 2006, being the business day preceding the date of the Meeting.

DATED at Ottawa, Ontario this 16th day of August, 2006.

BY ORDER OF THE BOARD OF DIRECTORS


/s/ Donald W. Smith
Donald W. Smith
Chief Executive Officer

[MITEL LOGO
GRAPHIC OMITTED]

                          MITEL NETWORKS CORPORATION
                               350 Legget Drive
                                Ottawa, Ontario
                                    K2K 2W7

                           MANAGEMENT PROXY CIRCULAR

A.   INFORMATION ON VOTING AND PROXIES

1.   Solicitation of Proxies

This management proxy circular (the "Management Proxy Circular" or the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of Mitel Networks Corporation ("Mitel" or the "Corporation"), a corporation governed by the Canada Business Corporations Act (the "CBCA"), for use at the annual and special meeting, or any adjournment or adjournments thereof (the "Meeting"), of the shareholders of the Corporation (each, a "Shareholder") to be held on Thursday, September 7th, 2006 at The Brookstreet Hotel, 525 Legget Drive, Ottawa (Kanata), Ontario, Canada, K2K 2W2, commencing at 2:30 p.m., Ottawa time, for the purposes set out in the notice of the Meeting (the "Notice of Meeting") accompanying this Management Proxy Circular.

The enclosed proxy is being solicited by or on behalf of the management of the Corporation and the cost of such solicitation will be borne by the Corporation. It is expected that the solicitation of proxies will be primarily by mail, telephone or electronic communication by directors, officers or employees of Mitel. Proxies may also be solicited personally or by telephone or electronic communication by officers and employees of Mitel. Except as otherwise stated, the information contained in this Management Proxy Circular is given as of July 31st, 2006.

Unless otherwise provided herein, all dollar amounts in this Management Proxy Circular are stated in Canadian dollars.

2.   Appointment of Proxies

The persons named in the enclosed form of proxy are directors or officers of the Corporation. If you wish to appoint some other person or company (who need not be a Shareholder) to represent you at the Meeting, you may do so by striking out the name of the persons named in the enclosed form of proxy and inserting the name of your appointee in the blank space provided or complete another form of proxy and, in either case, deliver the completed and signed proxy in the envelope provided to Mitel Networks Corporation, Attention: Corporate Secretary's Office, 350 Legget Drive, Ottawa, Ontario K2K 2W7 or by facsimile at
(613) 592-7813 by 12:00 p.m. (noon), Ottawa time, on Wednesday, September 6th, 2006, being the business day preceding the date of the Meeting. It is the responsibility of the Shareholder appointing some other person to represent it to inform such person that he or she has been so appointed. The proxy must be signed by the Shareholder or the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof, duly authorized.

Registered Shareholders

A registered shareholder is the person in whose name a share certificate is registered. If you are a registered shareholder, you are entitled to vote your shares in person at the Meeting or by proxy. If you wish to vote in person at the Meeting, do not complete or return the form of proxy included with this Circular. Your vote will be taken and counted at the Meeting. If you do not wish to attend the Meeting or do not wish to vote in person, you may vote by proxy by delivering the completed and signed form of proxy in the envelope provided to Mitel Networks Corporation,
Attention: Corporate Secretary's Office, 350 Legget Drive, Ottawa, Ontario K2K 2W7 or by facsimile at (613) 592-7813 by 12:00 p.m. (noon), Ottawa time, on Wednesday, September 6th, 2006, being the business day preceding the date of the Meeting. In each case, the shares represented by your proxy will be voted in accordance with your instructions as indicated on your form of proxy and on any ballot that may be called at the Meeting. Your proxyholder will decide how to vote on amendments or variations to the matters to be voted on at the Meeting. Instructions for using each of these methods are set out on the enclosed form of proxy.

Non-Registered Shareholders

Your shares may not be registered in your name but in the name of an intermediary (which is usually a bank, trust company, securities dealer or broker, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans). If your shares are registered in the name of an intermediary, you are a non-registered shareholder.

Mitel has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "Meeting Materials") to intermediaries for distribution to non-registered shareholders. Unless you have waived your right to receive the Meeting Materials, intermediaries are required to deliver them to you as a non-registered shareholder of the Corporation and to seek your instructions regarding how to vote your shares.

Non-registered shareholders who receive Meeting Materials from the intermediary will typically be given the ability to provide voting instructions in one of two ways. Usually, a non-registered shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instruction on the form (which may, in some cases, permit the completion of the voting instruction form by telephone or electronically).

Occasionally, an intermediary may give you a proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature), and which is otherwise uncompleted. This form of proxy does not need to be signed by you as the non-registered shareholder. In this case you can complete and deposit the proxy directly as described above.

By following these procedures, a non-registered shareholder will be able to direct the voting of those shares that they own but which are not registered in their own name. Should a non-registered shareholder who receives from the intermediary either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the non-registered shareholder should strike out the names of the persons named in the form of proxy and insert the non-registered shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, non-registered shareholders should carefully follow the instructions of their intermediaries.

Proxies returned by intermediaries as "non-votes" because the intermediary has not received instructions from the non-registered shareholder with respect to the voting of certain shares will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Shares represented by intermediary "non-votes" will, however, be counted in determining whether there is a quorum.

3.   Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a proxy under subsection 148(4) of the CBCA by depositing an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing (or, if the Shareholder is a corporation, by an authorized officer or attorney thereof authorized in writing) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting at which such proxy is to be used, or with the Chairman of the Meeting on the day of, but prior to commencement of, the Meeting, or in any other manner permitted by law, and upon either of such deposits such proxy shall be revoked. If the instrument of revocation is deposited with the Chairman of the Meeting on the day of the Meeting, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

4.   Voting of Proxies

The form of proxy affords the Shareholder an opportunity to specify that the shares registered in the Shareholder's name shall be voted FOR or AGAINST or WITHHELD in accordance with your instructions as indicated on your form of proxy. In the absence of instructions, your shares will be voted FOR each of the matters to be considered at the Meeting. Votes WITHHELD and abstentions are counted as present or represented for purposes of determining the presence or absence of a quorum, but are not included in the number of shares present or represented and voting on each matter.

The form of proxy accompanying this Management Proxy Circular confers discretionary authority upon the nominees named in the enclosed form of proxy with respect to amendments or variations of matters identified in the Notice of Meeting or other matters which may properly come before the Meeting. As of the date of this Management Proxy Circular, management of Mitel knows of no amendment or variation of the matters referred to in the Notice of Meeting or other business that will be presented at the Meeting. If any such matters should properly come before the Meeting, each nominee named in the enclosed form of proxy will vote on those matters in accordance with his or her best judgment.

5.   Authorized Capital and Voting Shares

The authorized capital of the Corporation consists of:

a)   an unlimited number of Common Shares ("Common Shares");

b) an unlimited number of Class A Convertible Preferred Shares, issuable in series, of which one series, consisting of an unlimited number of Class A Convertible Preferred Shares, Series 1 (the "Series A Shares"), has been designated; and

c) an unlimited number of Class B Convertible Preferred Shares, issuable in series, of which one series, consisting of an unlimited number of Class B Convertible Preferred Shares, Series 1 (the "Series B Shares"), has been designated.

As of July 31st, 2006, the Corporation had 117,340,263 Common Shares, 20,000,000 Series A Shares and 67,789,300 Series B Shares issued and outstanding (collectively, the Shares"). Each Common Share currently carries one vote in respect of each matter to be voted upon at the Meeting. Each Series A Share and each Series B Share currently carries a number of votes calculated based on a formula set out in the share provisions of each series. For the purposes of this Meeting, the Corporation has determined that each Series A Share and each Series B Share shall have one vote per share.

The holders of the Common Shares, the Series A Shares and the Series B Shares will vote together as a single class on all resolutions considered at the Meeting.

Only holders of outstanding Shares of record at the close of business on the day immediately preceding the day on which the Notice of Meeting is mailed will be entitled to vote at the Meeting, except to the extent that a person has transferred Shares after that date and the transferee of such Shares establishes proper ownership and has demanded not later than 10 days before the Meeting that his/her/its name be included in the list to vote at the Meeting, in which case the transferee is entitled to vote such Shares at the Meeting.

6.   Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to all persons known by the Corporation to be the beneficial owner, directly or indirectly, of or who exercise control or direction over shares carrying more than 10% of the votes attached to any class of shares entitled to vote at the Meeting:

----------------------------------------------------------------------------------------------------------------------
    Name and Address of Beneficial Owner        Shares Beneficially Owned       Percentage of        Percentage of
                                                Directly or Indirectly(3)         Shares(1)              Class
----------------------------------------------------------------------------------------------------------------------
Wesley Clover Corporation(2)                     90,000,000 Common Shares           43.87%              76.70%
Ottawa, ON ("Wesley Clover Corporation")

Celtic Tech Jet Limited(2)                       4,555,169 Common Shares            2.22%               3.88 %
Ottawa, ON ("CTJL")

Terence H. Matthews                             40,897,750 Series B Shares          19.94%              60.33%
Ottawa, ON

Power Technology Investment Corporation         16,000,000 Series B Shares           7.8%                23.6%

EdgeStone Capital Equity Fund II-A, L.P.
Toronto, ON ("EdgeStone")                       20,000,000 Series A Shares          9.75%                100%
----------------------------------------------------------------------------------------------------------------------


(1) Calculated on an as-if-converted to Common Shares basis if the Series A Shares and the Series B Shares were to be converted into Common Shares on a one-for-one basis. The Series A Shares and the Series B Shares are convertible into Common Shares based on a formula that depends on the fair market value of the Common Shares. Accordingly, if and when the Series A Shares and Series B Shares are converted, they will be converted into Common Shares on a greater than one-for-one basis.

(2) Dr. Terence H. Matthews, Chairman of the Corporation, controls, directly or indirectly, Wesley Clover Corporation and CTJL.

(3) The directors and officers of the Corporation beneficially own, directly or indirectly, 95,041,933 Common Shares, which represent 81% of the issued and outstanding Common Shares, and 41,423,134 Series B Shares, which represent 61% of the issued and outstanding Series B Shares. In addition, two of the directors of the Corporation are partners of EdgeStone which owns all of the Series A Shares.



B.   ANNUAL BUSINESS TO BE TRANSACTED AT THE MEETING

1.   Financial Statements

The consolidated financial statements of the Corporation for the fiscal year ended April 30th, 2006 and the auditors' report thereon will be presented to the Meeting. The audited consolidated financial statements accompany this Circular and, in accordance with the provisions of the CBCA, the financial statements will not be the subject of any vote at the Meeting.

2. Annual Resolution No. 1 - Fixing the Number of Directors and Election of Directors

The articles of the Corporation provide for a board of directors (the "Board") of not less than one director and not more than 10 directors to be elected annually, with the fixed number of directors within such range from time to time authorized by the shareholders of the Corporation. At a special meeting held on April 20th, 2004, the shareholders of the Corporation fixed the number of directors at eight and there are currently seven directors. Sir David Rowe-Beddoe resigned as a director on May 8th, 2006. Management proposes to fix the number of directors at seven and to nominate seven persons to be elected to the Board at the Meeting. Each director who is elected will hold office until the next annual meeting of shareholders, or until a successor is duly elected or appointed, unless the office is earlier vacated in accordance with the by-laws of the Corporation, the CBCA or the Shareholders Agreement (as defined and discussed under the heading "Interest of Management, Nominees and Others in Material Transactions" in Part E of this Circular).

The seven current directors were elected at the last annual meeting of shareholders.

Pursuant to the Shareholders Agreement, EdgeStone is entitled to nominate two directors to the Board. Gilbert S. Palter and Guthrie J. Stewart are the nominees of Edgestone. The parties to the Shareholders Agreement agreed, among other matters, to act and vote from time to time so that on any election of directors by the Shareholders of the Corporation, that the Edgestone nominees are elected.

A majority of the votes cast, in person or by proxy, is required for approval of fixing the number of directors at seven and the election of directors. The persons named in the form of proxy will, unless a proxy specifies that the shares it represents shall be voted AGAINST in respect of the fixing of the number of directors or WITHHELD from voting in respect of the election of directors or unless someone else is appointed as proxy holder, be voted FOR the fixing of the number of directors at seven and FOR the election of the nominees for director listed below. In the event a nominee is unable or unwilling to serve, (an event that management has no reason to believe will occur), the persons named in the form of proxy will vote for a substitute nominee in accordance with his or her best judgment.

The following table sets forth the name of each person nominated for election as a director; the period or periods of service as a director; the principal occupation, business or employment, and all positions with the Corporation and any significant affiliate of the Corporation, within the preceding five years, as well as the number of shares beneficially owned or over which control or direction is exercised. All of the listed nominees currently serve as directors of the Corporation.

--------------------------------- -------------------- --------------------------------------------- ------------------------
    Name and Municipality of         Director Since                Principal Occupation                Shares Beneficially
            Residence                                                                                         Owned
                                                                                                         or Controlled(1)
--------------------------------- -------------------- --------------------------------------------- ------------------------
Dr. Terence H. Matthews           February 16th, 2001  Chairman of the Board of the Corporation         94,555,169 Common
Ottawa, Ontario                                        since February 2001; Chairman of the Board             Shares
                                                       of March Networks Corporation since June
o Chairman of the Corporation                          2000 as well as Chief Executive Officer of      40,897,750 Series B
                                                       March Networks Corporation from June 2000 to           Shares
                                                       March 2004; prior thereto Chairman of the
                                                       Board of Newbridge Networks Corporation (now
                                                       Alcatel Canada Inc.) from June 1985 until
                                                       June 2000; Chairman and/or Director of a
                                                       number of companies.
--------------------------------- -------------------- --------------------------------------------- ------------------------
Donald W. Smith                     April 20th, 2001   Chief Executive Officer of the Corporation     26,250 Common Shares
Ottawa, Ontario                                        since April 2001; prior thereto President
                                                       Optical Internet of
                                                       Nortel Networks
                                                       Corporation from January
                                                       2000 to April 2001 and
                                                       Vice President & General
                                                       Manager Optical Solutions
                                                       of Nortel Networks
                                                       Corporation from December
                                                       1998 to January 2000.
--------------------------------- -------------------- --------------------------------------------- ------------------------
Paul A.N. Butcher                 February 16th, 2001  President & Chief Operating Officer of the     25,000 Common Shares
Ottawa, Ontario                                        Corporation since February 2001; prior
                                                       thereto Senior Vice President & General        80,996 Series B Shares
                                                       Manager, Communications Systems Business of
                                                       Mitel Corporation  (now Zarlink
                                                       Semiconductor Inc.) from 1999 to 2001.
--------------------------------- -------------------- --------------------------------------------- ------------------------
Peter D. Charbonneau              February 16th, 2001  General Partner of Skypoint Capital            17,998 Common Shares
Ottawa, Ontario                                        Corporation since January 2001; prior
                                                       thereto Executive Vice President of March
o Vice-Chairman of the Board                           Networks Corporation from June 2000 to
  of the Corporation                                   December 2000; prior thereto held several
o Chairman of the Audit                                senior positions, the last of which was
  Committee                                            Vice Chairman of Newbridge Networks
o Member of the Compensation                           Corporation  (now Alcatel Canada Inc.) and
  Committee                                            other senior management positions between
                                                       December 1986 and June 2000.
--------------------------------- -------------------- --------------------------------------------- ------------------------
Kirk K. Mandy                       July 11th, 2002    Chief Executive Officer of Zarlink            107,870 Series B Shares
Ottawa, Ontario                                        Semiconductor Inc. since January 2005;
                                                       prior to that was an Independent Management
o Member of the Audit                                  Consultant since May 2001 and as Vice
  Committee                                            Chairman of Zarlink Semiconductor Inc. and
o Member of the Compensation                           Chairman of several privately held
Committee                                              companies; prior to May 2001 held several
                                                       senior executive positions, the last of
                                                       which was President & Chief Executive
                                                       Officer, of Mitel Corporation (now Zarlink
                                                       Semiconductor Inc.) from 1998 to 2001.
--------------------------------- -------------------- --------------------------------------------- ------------------------

--------------------------------- -------------------- --------------------------------------------- ------------------------
Gilbert S. Palter                  April 23rd, 2004    Chief Investment Officer and Managing                  - (2)
Toronto, Ontario                                       Partner of EdgeStone Capital Partners L.P.
                                                       since May 1999.
--------------------------------- -------------------- --------------------------------------------- ------------------------
Guthrie J. Stewart                 April 23rd, 2004    Partner of EdgeStone Capital Partners L.P.             - (2)
Montreal, Quebec                                       since October 2001; prior thereto and since
                                                       1992 Executive Vice-President Teleglobe
o Member of the                                        Inc; Chairman of the Board of BreconRidge
  Audit Committee                                      Manufacturing Solutions Corporation.
o Chairman of the
  Compensation
  Committee
--------------------------------- -------------------- --------------------------------------------- ------------------------


(1) Certain spouses of nominees own Shares. The relevant nominees disclaim beneficial ownership of such Shares.
(2) Certain funds managed by EdgeStone Capital Partners L.P., of which Mr. Palter and Mr. Stewart are principals, own or control, directly or indirectly, 20,000,000 Series A Shares.




3.   Annual Resolution No. 2 - Appointment and Remuneration of Auditors

Appointment of Auditors

On the recommendation of the Audit Committee, management proposes to present a resolution ("Annual Resolution No. 2") to appoint Deloitte & Touche LLP, Chartered Accountants, Ottawa, Ontario, as auditors of the Corporation for the fiscal year ending April 2007 to hold office until the close of the next annual meeting of shareholders. Deloitte & Touche LLP were first appointed auditors of the Corporation on December 4th, 2001.

Remuneration of Auditors

In the past, the Audit Committee has negotiated with the auditors of the Corporation on an arm's length basis for the purpose of determining the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors of the Corporation were reasonable in the circumstances and would be comparable to fees charged by other auditors providing similar services.

The persons named in the form of proxy will, unless a Shareholder has instructed that the shares it represents be WITHHELD from voting in respect of the appointment of auditors or someone else is appointed as proxy holder, be voted FOR the appointment of Deloitte & Touche LLP as auditors of the Corporation and to authorize the directors to fix the remuneration of the auditors.

C.   DIRECTOR AND EXECUTIVE COMPENSATION

1.   Executive Compensation

Cash and Other Remuneration of Executive Officers

During the fiscal year ended April 30th, 2006, there were eight executive officers of the Corporation (the "Executive Officers"), as that term is defined in the CBCA. The aggregate cash remuneration paid to the Executive Officers by the Corporation and its subsidiaries for services rendered during the fiscal year ended April 30th, 2006, was $3,181,426. Except as noted in this Circular, no other form of compensation has been provided to the Executive Officers. Other than the Corporation's stock option plan and deferred stock unit plan summarized below, the Corporation does not have any plan pursuant to which cash or non-cash remuneration was paid or distributed to Executive Officers during the fiscal year ended April 30th, 2006, or is proposed to be so paid or distributed in a subsequent year.

Stock Option Plan


The Corporation adopted an employee stock option plan (the "Stock Option Plan") in March 2001. Further amendments to the Stock Option Plan have been approved by the Board from time to time in accordance with section 24 of the Stock Option Plan. The Stock Option Plan provides for the grant of options to acquire Common Shares to employees, directors and consultants of the Corporation.

The Stock Option Plan provides that a committee of the Board (the "Compensation Committee") has the authority to determine the individuals to whom options will be granted, the number of Common Shares subject to option grants and other terms and conditions of option grants. The Stock Option Plan also provides that, unless otherwise determined by the Compensation Committee, one-quarter of the Common Shares that an option holder is entitled to purchase become eligible for purchase on each of the first, second, third and fourth anniversaries of the date of grant, and that options expire on the fifth anniversary of the date of grant. The Stock Option Plan provides that in no event may an option remain exercisable beyond the tenth anniversary of the date of grant.

As at July 31st, 2006, there are 25,000,000 Common Shares representing approximately 12% of the outstanding Shares (calculated on an as-if-converted to Common Share basis) reserved for issuance upon the exercise of options granted under the Stock Option Plan of which options to acquire 19,587,508 Common Shares are currently issued and outstanding under the Stock Option Plan.

A component of executive remuneration consists of grants of stock options under the Stock Option Plan. Options are also granted under the Stock Option Plan to attract new executives, retain employees and recognize job promotions.

During the fiscal year ended April 30th, 2006, the Board granted options to six Executive Officers to purchase a total of 1,225,000 Common Shares at a price of $1.00 per Common Share. The exercise of certain of these options is subject to meeting specific performance goals. As at April 30th, 2006, options to acquire 500,000 Common Shares were subject to meeting specific performance goals. Following the end of the fiscal year, options to acquire 350,000 of these Common Shares were cancelled as a result of termination of employment and failure to meet specific performance goals. There were no options exercised by the Executive Officers during the fiscal year ended April 30th, 2006.

Deferred Share Unit Plan for Executives

The Corporation adopted a deferred share unit plan for executives (the "DSU Plan") on December 9th, 2004 in order to promote a greater alignment of interests between the executives and shareholders. Under the DSU Plan, the Compensation Committee may award certain executives of the Corporation (a "DSU Plan Participant") deferred share units ("DSUs") of the Corporation. DSUs are not considered shares of the Corporation, nor is the holder of any DSU entitled to voting rights or any other rights attaching to the ownership of shares.

Upon the determination by the Compensation Committee to award DSUs to the account of a DSU Plan Participant for a particular calendar year, the number of DSU's to be awarded shall be determined by the Compensation Committee as follows: (1) as at December 31 of such year the Compensation Committee shall determine the Supplementary Benefits Amount, which is an amount equal to 15% of the DSU Plan Participant's annual salary for such year, less the maximum amount of eligible registered retirement savings plan contributions for the DSU Plan Participant; and (2) the Supplementary Benefits Amount for such DSU Plan Participant shall subsequently be divided by the Award Market Value of a DSU.

The Award Market Value of a DSU is equal to: (1) the value of a Common Share of the Corporation as determined by the Compensation Committee in good faith and in accordance with and subject to the terms of the DSU Plan; or (2) where the Common Shares of the Corporation are publicly traded on the Toronto Stock Exchange ("TSX"), the weighted average trading price of the Common Shares of the Corporation on the TSX on the five (5) trading days immediately preceding the date a DSU is awarded.

Upon the DSU Plan Participant ceasing to be an executive of the Corporation, the DSU Plan Participant shall receive a cash amount equal to the number of DSUs in his or her account multiplied by the weighted average trading price of the Common Shares of the Corporation on the TSX on the five (5) trading days immediately preceding the date the DSU Plan Participant ceases to be an executive of the Corporation, or on a later date selected by the DSU Plan Participant, which shall in any event be a date prior to the end of the following calendar year.

There are currently two DSU Plan Participants. Paul Butcher, President & Chief Operating Officer is the only DSU Plan Participant who is also an Executive Officer. As at July 31st, 2006, 340,612 DSUs have been awarded to Mr. Butcher under the DSU Plan. Of the DSUs awarded to Mr. Butcher, 242,062 DSUs represents the value of Mr. Butcher's interest in the Corporation's supplementary executive retirement plan (being $242,062) which was transferred by the Corporation (with the consent of Mr. Butcher) to the DSU Plan on July 9th, 2005: the supplementary executive retirement plan has since been wound-up and terminated by the Corporation (with the consent of the participants thereunder), in favour of the DSU Plan.

Loans to Directors and Executive Officers

There are no loans outstanding from the Corporation to any of its directors or the Executive Officers.

2.   Remuneration of Directors

A director who is not also an Executive Officer is reimbursed for any out-of-pocket expenses incurred in connection with attending Board or committee meetings. In addition, directors of the Corporation are eligible to participate in the Stock Option Plan described above.

Non-executive directors are compensated with either cash or stock options in lieu of cash. The number of stock options granted is calculated using the cash value divided by the Black-Scholes value at the time of grant.

The cash remuneration for non-executive directors is based on the following:

  Annual Service on the Board (other than Chair)                        $25,000
  Annual Service as Chair of the Board                                  $60,000
  Annual Service as member of the Audit Committee (other than Chair)    $ 5,000
  Annual Service as Chair of the Audit Committee                        $15,000
  Annual Service as member of other standing committees                 $ 2,500
  Annual Service as Chair of other standing committees                  $ 7,500
  Meeting fees                                                          $ 1,000

Each of the non-executive directors opted to receive their compensation in the form of stock options in lieu of cash.

During the fiscal year ended April 30th, 2006, the Corporation remunerated non-executive directors of the Corporation with stock options to acquire an aggregate of 337,026 Common Shares granted under the Stock Option Plan at an exercise price of $1.00 per Common Share. There were no options exercised by directors during the fiscal year ended April 30th, 2006.

D.   CORPORATE GOVERNANCE PRACTICES

The Corporation and its management place significant emphasis on the structure of the Board and the committees of the Board in order to promote effective corporate governance of the Corporation. During fiscal year 2006, the Corporation implemented several corporate governance initiatives in order to conform to the fullest extent possible with current recommended corporate governance guidelines and best practices.

The initiatives implemented during the fiscal year 2006 included the adoption of corporate governance guidelines, the adoption of a mandate for the board of directors and position descriptions for a chairman of the board, a lead director and a chief executive officer. In addition, the Board adopted a revised audit committee charter and compensation committee charter and adopted a charter for a nominating and corporate governance committee.

The Corporation has also adopted a Code of Business Conduct which was revised during fiscal year 2006. Employees are required to certify their compliance with the Code on an annual basis. The Corporation has also adopted a whistleblower policy and, in fiscal year 2003, the Corporation established a disclosure committee. Certain employees who are involved in the preparation and review of financial statements and regulatory filings execute, on an annual basis, certifications in support of the certification obligations of the chief executive officer and the chief financial officer pursuant to the Sarbanes Oxley Act of 2002. The certification process complements the due diligence process administered by the Corporation to support reporting obligations under the Sarbanes Oxley Act of 2002. The Corporation has also adopted but has not yet implemented an insider trading policy which will govern the conduct of directors, officers, employees and certain other persons in purchasing or selling securities of the Corporation. The Corporation has also adopted a communications policy which will govern the public communication and disclosure of corporate information to the public.

1.   Composition of the Board

As discussed under the heading "Special Resolution No. 1 - Change Number of Directors", Shareholders are being asked to consider and if thought fit, approve an amendment to the articles to authorize the directors to determine, between meetings of shareholders, the fixed number of directors to be appointed within the minimum and maximum number permitted. In addition, Shareholders are being asked to consider and, if thought fit, approve an increase in the minimum number of directors from one (1) to three (3) and an increase in the maximum number of directors from ten (10) to fifteen (15).

Following the Meeting, subject to Shareholder approval, the Board will be comprised of seven directors. The Board will regularly assess the need for additional directors in order to ensure that the Board is composed of individuals with diverse backgrounds, experience, competencies and independence as evaluated against criteria established from time to time by the Board.

2.   Mandate of the Board and Corporate Governance Guidelines

The statutory mandate of the Board is to supervise the management of the Corporation. The Board's primary roles are to oversee corporate performance and provide quality, depth and continuity of management to meet the Corporation's strategic objectives. The Board focuses its attention on the following key responsibilities:

     o Appoint and oversee the chief executive officer and other senior officers

     o   Oversee strategic implementation and performance

     o Monitor the financial performance of the Corporation and other financial reporting matters

     o   Identify and oversee management of principal business risks

     o   Monitor the legal and ethical performance of the Corporation

     o   Maintain shareholder relations

     o   Develop and oversee the Corporation's approach to governance

     o   Oversee internal control and management information systems

The corporate governance guidelines describe the governing roles of and the relationships between the Board and Management. In addition, the guidelines set forth operating and procedural guidelines for the Board.

The Board has established two committees to assist it in carrying out its responsibilities: the Audit Committee and the Compensation Committee. The Board has also adopted a charter for a nominating and corporate governance committee, but such committee has not yet been constituted.

3.       The Audit Committee

The Audit Committee is composed of three directors namely, Peter Charbonneau, Kirk Mandy and Guthrie Stewart. Peter Charbonneau was appointed to the Audit Committee in February 2002, Kirk Mandy was appointed in July 2002 and Guthrie Stewart was appointed in June, 2004.

The Audit Committee assists the Board in fulfilling its financial oversight obligations including responsibility for overseeing the integrity of the Corporation's financial statements, legal and regulatory compliance, auditor independence and qualification, the work and performance of the Corporation's financial management, internal auditor and external auditor and for overseeing the systems of disclosure controls and procedures and the system of internal controls regarding finance, accounting, legal compliance, risk management and ethics that Management and the Board have established.

4.   The Compensation Committee

The Compensation Committee is composed of three directors namely, Peter Charbonneau, Kirk Mandy and Guthrie Stewart. Peter Charbonneau was appointed to the Compensation Committee in February 2002, Kirk Mandy was appointed in July 2002 and Guthrie Stewart was appointed in December 2004.

The Compensation Committee assists the Board in discharging the Board's oversight responsibilities relating to the compensation, development, succession and retention of the chief executive officer and key employees and the establishment of fair and competitive compensation and performance incentive plans.

5.   Communication with the Board

The communication channels available for Shareholders or others to contact the Board are as follows:

1.   By mail to:

The Board of Directors
c/o the Corporate Secretary's Office
Mitel Networks Corporation
350 Legget Drive
Ottawa, Ontario, Canada
K2K 2W7

E.   INTEREST OF MANAGEMENT, NOMINEES AND OTHERS IN MATERIAL TRANSACTIONS

In addition to the disclosure made elsewhere in this Circular with respect to any transaction from May 1, 2005, to and including April 30th, 2006, material transactions between the Corporation and its insiders, proposed nominees for director and the respective associates or affiliates of such insiders and nominees for director which has or would materially affect the Corporation or its subsidiaries, are as follows:

Product Supply Agreement

On August 31, 2001, the Corporation sold its manufacturing operations, comprising plant, equipment, workforce and certain liabilities to BreconRidge Manufacturing Solutions Corporation ("BreconRidge"), a company in which Terence
H. Matthews (the "Principal Shareholder") holds a significant interest, for total net consideration of (US)$5,000,000 in the form of long-term promissory notes receivable of (US)$5,400,000 and promissory notes payable of (US)$400,000.

In connection with the disposal of the manufacturing operations, the Corporation entered into a supply agreement dated August 31, 2001, whereby BreconRidge will provide certain products and services under terms and conditions reflecting prevailing market conditions at the time the agreement was entered into. The term of the agreement is six years and will be, unless otherwise terminated, automatically renewed on the same terms and conditions for additional consecutive one-year periods. Under the terms of the supply agreement, BreconRidge is required to purchase the Corporation's raw material inventory, before turning to third party suppliers for raw material procurement. During the fiscal year 2006, the Corporation purchased
(US)$101,400,000 of products and services and sold (US)$400,000 of raw material inventory under this agreement. As of April 30, 2006, balances payable pursuant to this agreement amounted to (US)$24,000,000 and balances receivable pursuant to this agreement amounted to (US)$700,000.

Under the terms of the supply agreement, the Corporation is required to purchase from BreconRidge certain tools used in the manufacturing process. These manufacturing tools are capitalized as part of fixed assets and are depreciated over their estimated useful lives. During the fiscal year 2006, manufacturing tools purchased from BreconRidge amounted to (US)$900,000.

On August 31, 2001, the Corporation also entered into service agreements with BreconRidge to provide facilities management services for the period covering the term of the premise lease agreements, as well as human resource and information systems support services. During the fiscal year 2006, the Corporation provided services valued at (US)$500,000 under these agreements.

Leased properties

In March 2001 the Corporation and Brookstreet Research Park Corporation (formerly known as Mitel Research Park Corporation), a corporation controlled by the Principal Shareholder entered into a lease agreement for its Ottawa-based headquarter facilities, under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The lease agreement is for 10 years expiring in March 2011. During the fiscal year 2006, rental expense and rental income on related party operating leases were (US)$6,500,000 and
(US)$2,800,000, respectively. Future operating minimum lease payments and future sublease income to be realized in fiscal year 2007 is (US)$8,000,000 and
(US)$900,000, respectively. As of April 30, 2006, balances due to the Corporation controlled by the Principal Shareholder and related to the lease agreement amounted to (US)$400,000.

On August 31, 2001, the Corporation entered into sublease agreements with BreconRidge for certain office and manufacturing facilities in Ottawa under terms and conditions reflecting prevailing market conditions at the time the leases were entered into. The sublease agreement was amended on May 31, 2002 to increase leased space. The sublease agreement is for a term of five years expiring on August 31, 2006.

Shareholders Agreement

The Corporation entered into a Shareholders Agreement on April 23rd, 2004 with Mitel Systems Corporation, Zarlink Semiconductor Inc., Mitel Knowledge Corporation, Wesley Clover Corporation, Edgestone, Power Technology Investment Corporation and the Principal Shareholder. On June 30th, 2004, Mitel Systems Corporation and Wesley Clover Corporation amalgamated, continuing under the name of Wesley Clover Corporation. On November 1st, 2004, Mitel Knowledge Corporation transferred all Shares held by it to and in favour of CTJL. Under an Assumption Agreement dated April 23rd, 2004, CTJL assumed, as required under the Shareholders Agreement, all of the obligations and rights of Mitel Knowledge Corporation under the Shareholders Agreement. The Shareholders Agreement contains provisions relating to the entitlement of EdgeStone to appoint two directors to the Board, and various other provisions respecting the management of the Corporation and dealings with the securities of the Corporation held by the Shareholders which are parties to the Shareholders Agreement. Certain parties to the Shareholders Agreement, Wesley Clover Corporation and CTJL, are corporations controlled directly or indirectly by the Principal Shareholder.

The Corporation also entered into a registration rights agreement (the "Registration Rights Agreement") dated April 23rd, 2004, with Mitel Systems Corporation, Zarlink Semiconductor Inc., Mitel Knowledge Corporation, Wesley Clover Corporation, Edgestone, Power Technology Investment Corporation, the Principal Shareholder and Celtic CTJL by Assumption Agreement dated April 23rd, 2004. Pursuant to the Registration Rights Agreement, the Corporation covenanted to make certain arrangements with respect to the registration and/or the qualification for distribution of the Shares held by such shareholders under the applicable securities laws of the United Shares and/or Canada.

The Corporation also entered into a registration rights agreement (the "2005 Registration Rights Agreement") dated April 27, 2005 with Highbridge International LLC, Marathon Special Opportunity Master Fund, Ltd. and ForeMaster Convertible Fund, Ltd. Pursuant to the 2005 Registration Rights Agreement, the Corporation covenanted to make certain arrangements with respect to the registration and/or the qualification for distribution of the Shares held by such noteholders under the applicable securities laws of the United Shares and/or Canada.

Other than the information set out elsewhere in this Circular, none of the directors or senior officers of the Corporation, none of the persons who have been directors or senior officers of the Corporation and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except to the extent that such persons may be involved in the normal business of the Meeting or the general affairs of the Corporation and with the exception that directors, officers and employees of the Corporation may be granted options to acquire Common Shares pursuant to the Stock Option Plan.

F.   DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

The Corporation maintains directors' and officers' liability insurance in the amount of US$15,000,000 for the benefit of directors and officers of the Corporation. The Corporation's premium is US$145,500, which covers a twelve-month period from November 1st, 2005 to October 31st, 2006. No portion of the premium was paid by the directors and officers of the Corporation. The policy contains deductibles (US$75,000 for employment practices claims and US$50,000 for all other claims, including securities claims) applicable to losses for which reimbursement is sought and contains a number of exclusions and limitations to the coverage provided, as a result of which the Corporation may, under certain circumstances, be obligated to indemnify its directors or officers for certain claims which do not fall within the coverage provided under the policy.

The by-laws of the Corporation generally provide that the Corporation shall indemnify a director or officer against liability incurred in such capacity, including acting at the Corporation's request as director or officer of another corporation, to the extent permitted or required by the CBCA. The Corporation has agreed to contractually indemnify each director and certain officers of the Corporation against liability resulting from any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being, or having been, a director or officer of the Corporation (including an action by or on behalf of the Corporation), as long as such person
(i) acted honestly and in good faith with a view to the best interests of the Corporation; and (ii) had reasonable grounds for believing his or her conduct was lawful in any criminal or administrative proceeding that is enforced by monetary penalty.

G.   SPECIAL BUSINESS TO BE TRANSACTED AT THE MEETING

1.   Background

In conjunction with the annual business of the Meeting, Mitel proposes to:

     o Change the number of directors to a minimum of three (3) and a maximum of fifteen (15) with a fixed number of directors as the directors may from time to time determine;

     o   Change the name of the Corporation to Mitel Corporation;

     o   Authorize and approve the Corporation's 2006 Equity Incentive Plan;
         and

     o   Confirm amendments to By-law No. 1A.

2.   Interests Of Persons In Matters To Be Acted Upon

Dr. Terence H. Matthews, the Chairman of the Corporation, has a controlling interest, directly or indirectly, in the Corporation by way of his holdings of approximately 60% of the Series B Shares and his holdings in Wesley Clover

Corporation and CTJL, which hold approximately 77% and 4%, respectively, of the outstanding Common Shares of the Corporation.

3.   Special Resolution No. 1 - Change Number of Directors

The articles of the Corporation provide that the board of directors is to consist of a minimum of one (1) and a maximum of ten (10) directors with such fixed number of directors as determined from time to time by the Shareholders and permit the directors to appoint additional directors in accordance with the CBCA. The number of directors of the Corporation was previously fixed at eight by a shareholders resolution dated July 15th, 2004, and currently, there are seven directors on the board of directors.

In connection with an initial public offering, the Corporation will become a "distributing corporation" for purposes of the CBCA and a "distributing corporation" is required to have a minimum of three directors. Shareholders are therefore being asked to consider, and if thought fit, approve Special Resolution No. 1 to increase the minimum number of directors from one (1) to three (3). At the same time, Shareholders are being asked to consider, and if thought fit, approve an increase in the maximum number of directors from ten
(10) to fifteen (15) in order to support any future increases in the size of the board of directors.

Shareholders are also being asked to consider, and if thought fit, approve an amendment to the articles to authorize the directors to determine, between meetings of Shareholders, any fixed number of directors to be appointed within the minimum and maximum number permitted. The authority to determine the number of directors complements the directors' authority to appoint one or more additional directors, provided the total number of directors so appointed does not exceed one-third of the number of directors elected at the previous annual meeting of Shareholders, in accordance with the CBCA.

The board of directors of the Corporation recommends that Shareholders vote in favour of the special resolution to amend the articles to change the number of directors and to authorize the directors to determine the number of directors, attached as Schedule C to this Management Proxy Circular ("Special Resolution No. 1").

In order to be effective, Special Resolution No. 1 must be passed, with or without amendment, by the Shareholders voting together as a single class and representing in the aggregate, not less than two-thirds of the votes cast (in person or by proxy) by all such Shareholders at the Meeting. Unless the nominee identified in the attached form of proxy is directed to do otherwise, the nominee will vote FOR Special Resolution No. 1.

Notwithstanding such approval, the board of directors of the Corporation will be authorized, without further approval of the Shareholders, to revoke Special Resolution No. 1 at any time before it becomes effective in accordance with the provisions of the CBCA.

4.    Special Resolution No. 2 - Change of Name

The Mitel name has been in use worldwide in the communications system business for over 25 years. In 2001, the Corporation acquired the communications system business and the "Mitel" name from the corporate entity formerly called Mitel Corporation and now called Zarlink Semiconductor Inc. The board of directors believes that the use of the word "Networks" in the current legal name does not properly reflect the voice centric IP-based communications solutions that the Corporation provides. Accordingly, the board has determined that the change of the legal name of the Corporation from "Mitel Networks Corporation" to "Mitel Corporation" is in the best interests of the Corporation.

The board of directors of the Corporation recommends that Shareholders vote in favour of the special resolution to amend the articles to change the name of the Corporation, attached as Schedule D to this Management Proxy Circular ("Special Resolution No. 2").

In order to be effective, Special Resolution No. 2 must be passed, with or without amendment, by the Shareholders voting together as a single class and representing in the aggregate, not less than two-thirds of the votes cast (in person or by proxy) by all such Shareholders at the Meeting. Unless the nominee identified in the attached form of proxy is directed to do otherwise, the nominee will vote FOR Special Resolution No. 2.

Notwithstanding such approval, the board of directors of the Corporation will be authorized, without further approval of the Shareholders, to revoke Special Resolution No. 2 at any time before it becomes effective in accordance with the provisions of the CBCA.

5.    Ordinary Resolution No. 1 - The 2006 Equity Incentive Plan

The board of directors believes that it is in Mitel's best interests to adopt a new equity compensation plan to replace the Corporation's existing stock option plan. The new equity compensation plan will provide Mitel with increased flexibility and choice in the types of compensation awards that Mitel may grant, including options, deferred share units, restricted stock units, performance share units and other share-based awards. The principal purpose of the proposed 2006 Equity Incentive Plan (the "Plan") is to advance the interests of Mitel by assisting Mitel in attracting, retaining and motivating key employees, directors, officers and consultants through performance related incentives, thereby advancing the interests of Mitel and its shareholders. If the new Plan is approved, the Corporation expects that no new options will be granted under the existing stock option plan and all future awards will be granted under the new Plan. All existing options that have been previously granted under the existing stock option plan will continue to be governed under such existing stock option plan

You are encouraged to read the Plan, as approved by the board of directors of the Corporation, which is attached as Appendix E-1 to Schedule E hereto.

The aggregate number of common shares that may be issued under the Plan is 12% of the total number of common shares outstanding from time to time. The Plan contains an amendment provision that allows the board of directors to amend the Plan for a number of purposes without notice or subsequent shareholder approval including:

     o   to amend general vesting provisions;

     o to amend the term of any option, subject to limits contained in the Plan;

     o to amend the provisions in the Plan dealing with retirement, death, disability or termination of participant;

     o to make amendments for the protection of participants in the Plan, including amendments resulting from changes in law in any jurisdiction; and

     o to make amendments to cure or correct ambiguities, defects or mistakes in the Plan.

If Ordinary Resolution No. 1 is approved by shareholders, no subsequent shareholder approval will be required for the board of directors to make these types of amendments to the Plan in the future.

The board of directors of the Corporation recommends that Shareholders vote in favour of the ordinary resolution to approve the Plan, attached as Appendix E-1 to Schedule E to this Management Proxy Circular ("Ordinary Resolution No. 1").

In order to be effective, Ordinary Resolution No. 1 must be passed, with or without amendment, by the Shareholders voting together as a single class and representing in the aggregate, not less than a majority of the votes cast (in person or by proxy) by all such Shareholders at the Meeting. Unless the nominee identified in the attached form of proxy is directed to do otherwise, the nominee will vote FOR Ordinary Resolution No. 1.

Notwithstanding such approval, the board of directors of the Corporation will be authorized, without further approval of the Shareholders, to revoke Ordinary Resolution No. 1 at any time before it becomes effective in accordance with the provisions of the CBCA.

6.   Ordinary Resolution No. 2 - By-Law Amendments

At the Meeting, Shareholders will be asked to confirm amendments to By-law No. 1A. By-law No. 1A was enacted by the directors and confirmed by the shareholders in 2004. The amendments to By-law No. 1A have been approved by the board of directors and reflect Mitel's corporate governance structure and enhanced practices including an increase in the quorum requirement for meetings of shareholders as well as current provisions of the CBCA. A copy of the By-law amendments, blacklined against the existing By-law No. 1A is attached as Schedule F to this Circular.

The board of directors of the Corporation recommends that Shareholders vote in favour of the ordinary resolution to approve the By-law Amendments, attached as Schedule F to this Management Proxy Circular ("Ordinary Resolution No. 2").

In order to be effective, Ordinary Resolution No. 2 must be passed, with or without amendment, by the Shareholders voting together as a single class and representing in the aggregate, not less than a majority of the votes cast (in person or by proxy) by all such Shareholders at the Meeting. Unless the nominee identified in the attached form of proxy is directed to do otherwise, the nominee will vote FOR Ordinary Resolution No. 2.

Notwithstanding such approval, the board of directors of the Corporation will be authorized, without further approval of the Shareholders, to revoke Ordinary Resolution No. 2 at any time before it becomes effective in accordance with the provisions of the CBCA.

7.   Other Matters

Management of the Corporation knows of no amendment or variation to the matters referred to in the Notice of Meeting and of no other business to be brought before the Meeting. If any amendment, variation or other business is properly brought before the Meeting, the form of proxy confers discretion on the persons named on the form of proxy to vote on any amendment or variation of the matters referred to in the notice of Meeting or any other business in accordance with their best judgment.

The CBCA provides that, in certain circumstances, eligible shareholders are entitled to submit to the Corporation notice of a matter that such shareholder proposes to raise at a meeting of shareholders. The final date by which the Corporation must receive such a proposal to be raised at the next annual meeting of shareholders of the Corporation (subsequent to this meeting) is May 17th, 2007. Any eligible shareholder who may wish to exercise this right should carefully consider whether they are eligible to make such a proposal, and comply with the relevant provisions of the CBCA.


                                  CERTIFICATE

The contents and the distribution of this Circular have been approved by the Board of Directors of the Corporation.

DATED August 16th, 2006 on behalf of the Board of Directors.


"Don Smith"

Donald W. Smith
Chief Executive Officer
Ottawa, Ontario, Canada

                                  SCHEDULE A

                            ANNUAL RESOLUTION NO. 1


RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS OF MITEL NETWORKS CORPORATION THAT:

1. The Shareholders determine that the number of directors of the Corporation and the number of directors to be elected at each annual meeting of the shareholders be seven (7).

2. The following persons are elected as directors of the Corporation until the next annual meeting of shareholders or until their successor are elected:


          Dr. Terence H. Matthews              Donald W. Smith

          Paul A.N. Butcher                    Peter D. Charbonneau

          Kirk K. Mandy                        Gilbert S. Palter

          Guthrie J. Stewart

                                  SCHEDULE B

                            ANNUAL RESOLUTION NO. 2


RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS OF MITEL NETWORKS CORPORATION THAT:

Deloitte & Touche LLP are appointed the auditors of the Corporation until the close of the next annual meeting of the shareholders, or until a successor is appointed, at such remuneration as may be determined by the directors, and the directors are authorized to fix such remuneration.

                                  SCHEDULE C

                           SPECIAL RESOLUTION NO. 1

RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF MITEL NETWORKS CORPORATION THAT:

1.   The Articles of the Corporation be amended as follows:

     a)    by deleting at paragraph 5 thereof and substituting the following:

           "Minimum 3, Maximum 15"

     b)    by deleting at paragraph 7 thereof the following:

           "and within any fixed number of directors from time to time authorized by the shareholders of the Corporation."

           and substituting at paragraph 7 thereof the following:

           "with such fixed number of directors from time to time authorized by the directors of the Corporation."

2. Any director or officer of the Corporation is authorized and directed to take all such action and execute all such documents, including the execution and filing of Articles of Amendment, as such director or officer deems necessary or advisable in order to complete the matters provided for herein.

3. Notwithstanding the approval of the matters provided for herein, the board of directors of the Corporation is hereby authorized, without further approval of the shareholders of the Corporation, to revoke this special resolution for any reason, at any time before the action approved by this special resolution becomes effective.

                                  SCHEDULE D

                           SPECIAL RESOLUTION NO. 2

RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF MITEL NETWORKS CORPORATION THAT:

1.   The Articles of the Corporation be amended as follows:

        a.      by deleting paragraph 1 thereof and substituting the following:

                "MITEL CORPORATION"

2. Any director or officer of the Corporation is authorized and directed to take all such action and execute all such documents, including the execution and filing of Articles of Amendment, as such director or officer deems necessary or advisable in order to complete the matters provided for herein.

3. Notwithstanding the approval of the matters provided for herein, the board of directors of the Corporation is hereby authorized, without further approval of the shareholders of the Corporation, to revoke this special resolution for any reason, at any time before the action approved by this special resolution becomes effective.

                                   SCHEDULE E

                            ORDINARY RESOLUTION NO. 1

RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF MITEL NETWORKS CORPORATION THAT:

1. The 2006 Equity Incentive Plan of the Corporation, substantially in the form annexed as Appendix E-1 hereto and subject to such additions, amendments, deletions, supplements or alterations to the draft Plan submitted to the Meeting as may be approved by the board of directors prior to the Meeting, is hereby approved.

2. Notwithstanding the approval of the matters provided for herein, the board of directors of the Corporation is hereby authorized, without further approval of the shareholders of the Corporation, to revoke this resolution for any reason, at any time before the action approved by this resolution becomes effective.

                                 APPENDIX E-1
                                 TO SCHEDULE E


                          Mitel Networks Corporation

                          2006 Equity Incentive Plan


                                   ARTICLE 1
                                    PURPOSE

1.1    Purpose

The purpose of this Plan is to assist the Company in attracting, retaining and motivating key employees, directors, officers and consultants through performance related incentives, thereby advancing the interests of the Company and its shareholders.


                                  ARTICLE 2
                                INTERPRETATION

2.1    Definitions

When used herein, unless the context otherwise requires, the following terms have the indicated meanings, respectively:

       "Affiliate" has the meaning set forth in the Securities Act (Ontario), as amended from time to time;

       "Associate" has the meaning set forth in the Securities Act (Ontario), as amended from time to time;

       "Award" means any Option, Restricted Share Unit, Deferred Share Unit, Performance Share Unit or Other Share-Based Award granted under this Plan;

       "Award Agreement" means a signed, written agreement between a Participant or a Director Participant and the Company, substantially in the form attached as Schedule A, subject to any amendments or additions thereto as may, in the discretion of the Committee, be necessary or advisable, evidencing the terms and conditions on which an Award has been granted under this Plan;

       "Black Out Period" means the period of time during which the Company has imposed trading restrictions on its Insiders;

       "Board" means the board of directors of the Company;

       "Business Day" means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Ottawa are open for commercial business during normal banking hours;

       "CBCA" means the Canada Business Corporations Act and the regulations promulgated thereunder, both as amended from time to time;

       "Change in Control" means the happening of any of the following events:

                (i) any transaction at any time and by whatever means pursuant to which (A) the Company goes out of existence by any means, except for any corporate transaction or reorganization in which the proportionate voting power among holders of securities of the entity resulting from such corporate transaction or reorganization is substantially the same as the proportionate voting power of such holders of Company voting securities immediately prior to such corporate transaction or reorganization or (B) any Person or any group of two or more Persons acting jointly or in concert (other than the Company, a wholly-owned Subsidiary of the Company, an employee benefit plan of the Company or of any of its wholly-owned Subsidiaries, including the trustee of any such plan acting as trustee, or Dr. Terence H. Matthews and his Associates) hereafter acquires the direct or indirect "beneficial ownership" (as defined by the CBCA) of, or acquires the right to exercise control or direction over, securities of the Company representing 50% or more of the then issued and outstanding Common Shares in any manner whatsoever, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Company with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

                (ii) the sale, assignment or other transfer of all or substantially all of the assets of the Company to a Person other than a wholly-owned Subsidiary of the Company;

                (iii) the dissolution or liquidation of the Company except in connection with the distribution of assets of the Company to one or more Persons which were wholly-owned Subsidiaries of the Company immediately prior to such event;

                (iv) the occurrence of a transaction requiring approval of the Company's shareholders whereby the Company is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a wholly-owned Subsidiary of the Company); or

                (v) the Board passes a resolution to the effect that, for the purposes of some or all of the Award Agreements, an event set forth in (i), (ii), (iii) or (iv) above has occurred.

       "Change in Control Price" means the highest price per Common Share paid in any transaction reported on a stock exchange or paid or offered in any bona fide transaction related to a potential or actual Change in Control of the Company at any time during the five trading days (or if the Common Shares are not listed on any stock exchange, during the three month period) preceding the Change in Control, as determined by the Board in its sole discretion;

       "Code" means the U.S. Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated under it;

       "Common Shares" means the common shares in the capital of the Company and any other securities of the Company or any Affiliate or any successor that may be so designated by the Committee;

       "Committee" has the meaning set forth in Section 3.2 of this Plan;

       "Company" means Mitel Networks Corporation;

       "Consultant Participant" means an individual or a consultant company, other than an Employee Participant or a Director Participant that:

                (i) is engaged to provide services to the Company or a Subsidiary other than services provided in relation to a distribution of securities of the Company or a Subsidiary;

                (ii) provides the services under a written contract with the Company or a Subsidiary; and

                (iii) spends or will spend a significant amount of time and attention on the affairs and business of the Company or a Subsidiary, and includes a Consultant Participant's Permitted Assigns. For the purposes of this definition, "consultant company" means, with respect to an individual consultant, either (i) a company of which the individual consultant is an employee or shareholder; or (ii) a partnership of which the individual consultant is an employee or partner;

       "Covered Employee" shall have the meaning set forth in Section 162(m)(3) of the Code;

       "Date of Grant" means, for any Award, the date specified by the Committee at the time it grants the Award (which, for greater certainty, shall be no earlier than the date on which the Committee meets for the purpose of granting such Award) or if no such date is specified, the date upon which the Award was granted;

       "Deferred Share Unit" or "DSU" means a unit equivalent in value to a Common Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 5;

       "Director Participant" means a director of the Company who is not an employee of the Company or a Subsidiary and includes a Director Participant's Permitted Assigns;

       "Director's Option" means an Option granted to a Director Participant;

       "Disabled" or "Disability" means the permanent and total incapacity of a Participant or a Director Participant as determined in accordance with procedures established by the Committee for purposes of this Plan;

       "Distribution Date" means (i) in the case of a Director Participant, the date on which the Director Participant ceases to be a member of the Board or, in the case of a Participant, the Termination Date (the "Separation Date"); or (ii) such later date as elected by the Participant or Director Participant provided that in no event shall a Participant or Director Participant be permitted to elect a date which is later than the last Business Day of the calendar year following the calendar year in which the Separation Date occurs. An election for a Distribution Date described in (ii) above will only be valid if it is delivered to the Corporate Secretary of the Company prior to the Separation Date in the form prescribed for such purposes by the Company, provided that such election may not be made by a Participant or Director Participant who is a U.S. Taxpayer;

       "Employee Participant" means a current full-time or part-time employee or officer of the Company or a Subsidiary (other than a Director Participant or a Consultant Participant) and includes an Employee Participant's Permitted Assigns;

       "Exchange Act" means the United States Securities Exchange Act of 1934, as amended from time to time;

       "Exercise Notice" means a notice in writing, substantially in the form set out in Schedule B, signed by a Participant or a Director Participant holding an Option and stating the Participant's or Director Participant's intention to exercise a particular Option;

       "Exercise Price" means the price at which a Common Share may be purchased pursuant to the exercise of an Option;

       "Exercise Period" means the period of time during which an Option granted under this Plan may be exercised (provided however that the Exercise Period may not exceed 10 years from the relevant Date of Grant);

       "Fair Market Value" means, with respect to any Common Share at a particular date, the volume weighted average trading price on the Toronto Stock Exchange on the last five trading days immediately prior to such date (or if such Common Shares did not trade on such exchange on such days, the average of the bid and ask prices of such Common Shares at the close of trading on such days); provided that in the event that such Common Shares are not then listed on such stock exchange, the Fair Market Value shall be determined based on the closing price of such Common Shares on any stock exchange in Canada or the United States on which such Common Shares are then listed on the last trading day prior to the particular date (or if such Common Shares did not trade on such exchange on such day, the average of the bid and ask prices of such Common Shares at the close of trading on such day); and further provided that in the event that such Common Shares are not then listed on any stock exchange in Canada or the United States, the Fair Market Value shall be determined by the Board in its sole discretion; notwithstanding the foregoing, in the case of an Option granted to a U.S. Taxpayer, the commitment to grant such Option based on the average trading price on the Toronto Stock Exchange over the prior five days immediately prior to the grant date must be irrevocable prior to the commencement of such five day measurement period;

       "Incentive Stock Option" means an option granted under Section 4.6 of the Plan that meets the requirements of Section 422 of the Code or any successor provision and is designated as such in the applicable Award Agreement;

       "Individual Optionee" means an Optionee who is an individual or the individual of which the Optionee is a Permitted Assign, as the case may be;

       "Insider" has the meaning set forth in the Securities Act (Ontario), as amended from time to time, and includes Associates and Affiliates of such Person;

       "NI 45-106" means National Instrument 45-106 Prospectus and Registration Exemptions of the Canadian Securities Administrators, as amended from time to time;

       "NICs" means UK National Insurance Contributions;

       "NIC Regulations" means the laws, regulations and practices currently in force relating to liability for and the collection of NICs;

       "Non Qualified Stock Option" means an option granted under Article 4 of the Plan that is not intended to be or does not meet the requirements of an Incentive Stock Option. Any stock option granted by the Committee that is not designated as an Incentive Stock Option in the applicable Award Agreement will be deemed a Non Qualified Stock Option;

       "Option" means a right to purchase Common Shares under this Plan;

       "Option Gain" means a gain realized upon the exercise, assignment or release of an Option, being a gain that is chargeable to income tax under section 476 of the Income Tax (Earnings and Pensions) Act 2003
       (UK);

       "Option Tax Liability" means any liability of the Optionee's Employer to account to the UK Inland Revenue for any amount of, or representing, income tax or NICs (which may, to the extent provided for in Article 12, include employer's NICs) on any Option Gain;

       "Optionee" means a Participant or a Director Participant who has been granted one or more Options under this Plan;

       "Optionee's Employer" means the Company or such Subsidiary as is or, if the Optionee has ceased to be employed by the Company or such Subsidiary, was the Optionee's Employer or such other person as, under the PAYE Regulations or, as the case may be, the NIC Regulations, or any other statutory or regulatory enactment is obliged to account for any Option Tax Liability;

       "Other Share-Based Award" means any right granted under Section 8.1 of this Plan;

       "Participant" means an Employee Participant or a Consultant Participant but not a Director Participant;

       "PAYE" means the Pay As You Earn System which allows for the collection of income tax on employment income in the United Kingdom;

       "PAYE Regulations" means the regulations made under section 684 of the Income Tax (Earnings and Pensions) Act 2003 (UK);

       "Performance Goals" means performance goals based on one or more of the following criteria: (i) earnings including operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (ii) pre-tax income or after-tax income; (iii) earnings per common share (basic or diluted); (iv) operating profit;
       (v) revenue, revenue growth or rate of revenue growth; (vi) return on assets (gross or net), return on investment, return on capital, or return on equity; (vii) returns on sales or revenues; (viii) operating expenses; (ix) stock price appreciation; (x) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (xi) implementation or completion of critical projects or processes; (xii) economic value created; (xiii) cumulative earnings per share growth;
       (xiv) operating margin or profit margin; (xv) common stock price or total stockholder return; (xvi) cost targets, reductions and savings, productivity and efficiencies; (xvii) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; (xviii) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; and
       (xix) any combination of, or a specified increase in, any of the foregoing. Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Company, a Subsidiary, or a division or strategic business unit of the Company, or may be applied to the performance of the Company relative to a market index, a group of other companies or a combination thereof, all as determined by the Committee. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur). Each of the foregoing Performance Goals shall be determined in accordance with generally accepted accounting principles and shall be subject to certification by the Committee; provided that the Committee shall have the authority to make equitable adjustments to the Performance Goals in recognition of unusual or non-recurring events affecting the Company or any Subsidiary or the financial statements of the Company or any Subsidiary, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles;

       "Performance Share Unit" means any right granted under Section 7.1 of the Plan;

       "Permitted Assign" has the meaning assigned to that term in NI 45-106;

       "Person" includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

       "Plan" means this Mitel Networks Corporation 2006 Equity Incentive
       Plan;

       "Restricted Share Unit" or "RSU" means a right to receive a Common Share granted, as determined by the Committee, under Section 6.1 of this Plan;

       "Retirement" means retirement from active employment with the Company or a Subsidiary in accordance with the policies of the Company in place from time to time or, with the consent for purposes of the Plan of such officer of the Company as may be designated by the Committee, at or after such earlier age and upon the completion of such years of service as the Committee may specify;

       "Securities Act" means the United States Securities Act of 1933, as amended from time to time;

       "Security Based Compensation Arrangement" has the meaning given to that term in the TSX Rules;

       "Termination Date" means, in the case of a Participant or Director Participant whose employment or term of office or engagement with the Company or an Affiliate terminates:

                (i) by reason of the Participant's or Director Participant's death, the date of death;

                (ii)  for any reason whatsoever other than death, the later of:

                           (A) in the case of a Participant, the last day of the minimum statutory notice period, if any, to which that Participant is entitled upon such termination pursuant to applicable employment and/or labour standards legislation; and,

                           (B) the date designated by the Company or the Affiliate, as the case may be, as the last day of the Participant's or Director Participant's employment or term of office or engagement with the Company or the Affiliate, as the case may be;

                           provided that in the case of termination by reason of voluntary resignation by the Participant or Director Participant, such date shall not be earlier than the date that notice of resignation was received from such Participant or Director Participant;

       and "Termination Date" in any such case specifically does not mean the date on which any period of contractual notice or reasonable notice that the Company or the Affiliate, as the case may be, may be required at law to provide to a Participant would expire;

       "TSX Rules" means Part VI of the Company Manual of the Toronto Stock Exchange, as amended from time to time; and

       "U.S. Taxpayer" shall mean a Participant or Director Participant who is a U.S. citizen, U.S. permanent resident or U.S. tax resident for purpose of the Code.

2.2    Interpretation

       (a) Whenever the Board or, where applicable, the Committee is to exercise discretion in the administration of this Plan, the term "discretion" means the sole and absolute discretion of the Board or the Committee, as the case may be.

       (b) As used herein, the terms "Article", "Section", "Subsection" and "clause" mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively.

       (c) Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

       (d) Whenever any payment is to be made or action is to be taken on a day which is not a Business Day, such payment shall be made or such action shall be taken on the next following Business Day.

       (e) In this Plan, a Person is considered to be a "Subsidiary" of another Person if:

                (i)   it is controlled by,

                        (A)   that other, or

                        (B) that other and one or more Persons, each of which is controlled by that other, or

                        (C) two or more Persons, each of which is controlled by that other; or

                (ii) it is a Subsidiary of a Person that is that other's Subsidiary.

       (f) In this Plan, a Person is considered to be "controlled" by a Person if:

                (i)   in the case of a Person,

                      (A) voting securities of the first-mentioned Person carrying more than 50% of the votes for the election of directors are held, directly or indirectly, otherwise than by way of security only, by or for the benefit of the other Person; and

                      (B) the votes carried by the securities are entitled, if exercised, to elect a majority of the directors of the first-mentioned Person;

                (ii) in the case of a partnership that does not have directors, other than a limited partnership, the second-mentioned Person holds more than 50% of the interests in the partnership; or

                (iii) in the case of a limited partnership, the general
                      partner is the second-mentioned Person.

       (g) Unless otherwise specified, all references to money amounts are to Canadian currency.


                                  ARTICLE 3
                                ADMINISTRATION

3.1    Administration

Subject to Section 3.2, this Plan will be administered by the Board and the Board has sole and complete authority, in its discretion, to:

       (a) determine the individuals to whom grants under the Plan may be made;

       (b) make grants of Awards under the Plan relating to the issuance of Common Shares (including any combination of Options, Deferred Share Units, Restricted Share Units, Performance Share Units or Other Share-Based Awards) in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines including without limitation:

                (i)   the time or times at which Awards may be granted;

                (ii)  the conditions under which:

                      (A) Awards may be granted to Participants or Director Participants; or

                      (B)  other Awards may be forfeited to the Company,

                      including any conditions relating to the attainment of specified Performance Goals;

                (iii) the Exercise Price, and/or price to be paid by a
                      Participant or Director Participant in connection with the granting of Awards;

                (iv) the time or times when each Option becomes exercisable and, subject to Section 4.3, the duration of the Exercise Period;

                (v) whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of Awards, and the nature of such restrictions or limitations, if any; and

                (vi) any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Board may determine;

       (c) interpret this Plan and adopt, amend and rescind administrative guidelines and other rules and regulations relating to this Plan; and

       (d) make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

The Board's determinations and actions within its authority under this Plan are conclusive and binding on the Company and all other persons. The day-to-day administration of the Plan may be delegated to such officers and employees of the Company or of a Subsidiary as the Board determines.

3.2    Delegation to Committee

To the extent permitted by applicable law and the Company's articles, the Board may, from time to time, delegate to a committee (the "Committee") of the Board all or any of the powers conferred on the Board under the Plan. In connection with such delegation, the Committee will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. Any decision made or action taken by the Committee arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive. Notwithstanding any such delegation or any reference to the Committee in this Plan, the Board may also take any action and exercise any powers that the Committee is authorized to take or has power to exercise under this Plan. To the extent applicable in respect of certain Awards granted to a Participant who is a Covered Employee, such Committee shall be composed of not less than two directors of the Company, neither of whom shall be employees of the Company or its Affiliates and each of whom shall otherwise be "outside directors" for the purposes of Section 162(m) of the Code. To the extent the Company is no longer a "foreign private issuer" as defined in Exchange Act Rule 3b-4 and wishes to have a "Qualified Plan" as defined in Rule 16b-3(b)(4), such Committee shall be composed of not less than two directors of the Company, each of whom are "non-employee directors" for purposes of Section 16 of the Exchange Act and Rule 16b-3 thereunder.

3.3    Eligibility

All Participants and Director Participants are eligible to participate in the Plan, subject to subsections 9.1(e) and 9.2(g). Eligibility to participate does not confer upon any Participant or Director Participant any right to receive any grant of an Award pursuant to the Plan. The extent to which any Participant or Director Participant is entitled to receive a grant of an Award pursuant to the Plan will be determined in the sole and absolute discretion of the Committee, provided however that the following restrictions shall also apply to this Plan, together with all other Security Based Compensation Arrangements of the Company:

       (a) the number of Common Shares issuable to Insiders, at any time, under all Security Based Compensation Arrangements, shall not exceed 10% of issued and outstanding Common Shares;

       (b) the number of Common Shares issued to Insiders, within any one year period, under all Security Based Compensation Arrangements, shall not exceed 10% of issued and outstanding Common Shares; and

       (c) no Awards shall be granted under this Plan to Dr. Terence H. Matthews or any of his Associates.

If the Company repurchases Common Shares for cancellation such that the tests in
Section 3.3(a) or (b) are not met following such repurchase, this shall not constitute non-compliance under the Plan for any Awards then outstanding.

3.4    Total Common Shares Available

       (a) The aggregate number of Common Shares that may be issued for all purposes pursuant to the Plan and all other Security Based Compensation Arrangements must not exceed 12% of the total number of Common Shares issued and outstanding from time to time. No grant may be made under the Plan if such grant would result in the issuance of Common Shares in excess of the above-noted limit. Subject to applicable law, the requirements of any stock exchange upon which the Common Shares may then be listed and any shareholder or other approval which may be required, the Board may in its discretion amend the Plan to increase such limit without notice to any Participants. If the Company repurchases Common Shares for cancellation such that the 12% limit is exceeded following such repurchase, this shall not constitute non-compliance under the Plan for any Awards then outstanding.

       (b) For purposes of computing the total number of Common Shares available for grant under the Plan, Common Shares subject to any Award (or any portion thereof) that has expired or is forfeited, surrendered, cancelled or otherwise terminated prior to the issuance or transfer of such Common Shares and Common Shares subject to an Award (or portion thereof) that is settled in cash in lieu of settlement in Common Shares shall again be available for grant under the Plan.

3.5    Award Agreements

All grants of Awards under this Plan will be evidenced by Award Agreements. Award Agreements will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Committee may direct. Any one officer of the Company is authorized and empowered to execute and deliver, for and on behalf of the Company, an Award Agreement to each Participant or Director Participant granted an Award pursuant to this Plan.

3.6    Conditions of Grant

Each Participant or Director Participant will, when requested by the Company, sign and deliver all such documents relating to the granting of Awards or exercise of Options which the Company deems necessary or desirable.

3.7    Non-transferability of Awards

Subject to Section 9.1, Awards granted under this Plan may only be exercised during the lifetime of the Participant or Director Participant by such Participant or Director Participant personally. No assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee (except that a Participant or Director Participant may transfer Awards to Permitted Assigns) and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect. If any Participant or Director Participant has transferred Awards to a corporation pursuant to this Section 3.7, such Awards will terminate and be of no further force or effect if at any time the transferor should cease to own all of the issued shares of such corporation.


                                  ARTICLE 4
                               GRANT OF OPTIONS

4.1    Grant of Options

The Committee may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Committee may prescribe, grant Options to any Participant or any Director Participant, provided that the number of Common Shares issuable to Director Participants shall not exceed the limits set out in Schedule C.

4.2    Exercise Price

The Exercise Price will be as determined by the Committee but in any event will be no less than the Fair Market Value on the Date of Grant.

4.3    Term of Options

Subject to any accelerated termination as permitted by the Committee or as otherwise set forth in this Plan, each Option, unless otherwise specified by the Committee, expires on the fifth (5th) anniversary of the Date of Grant (provided that if such expiry would otherwise be during or immediately after a Black Out Period, then the expiry shall be extended until ten (10) Business Days following the expiration of the Black Out Period); provided that in no event will the Exercise Period of an Option exceed ten (10) years from its Date of Grant.

The Committee shall have the authority to condition the grant or vesting of Options upon the attainment of specified Performance Goals, or such other factors (which may vary as between Options) as the Committee may determine in its sole discretion.

4.4    Exercise of Options

Unless otherwise specified by the Committee at the time of granting an Option and except as otherwise provided in this Plan, each Option will vest and be exercisable as follows:

Percentage of Total
Number of Common Shares
that may be Purchased                      Exercisable At Any Time
------------------------                   -----------------------
       First 25%                From the first anniversary of the Date of Grant
       Second 25%               From the second anniversary of the Date of Grant
       Third 25%                From the third anniversary of the Date of Grant
       Last 25%                 From the fourth anniversary of the Date of Grant



Once an instalment vests and becomes exercisable, it remains exercisable until expiration or termination of the Option, unless otherwise specified by the Committee in connection with the grant of such Option or otherwise as specified herein. Each Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Common Shares with respect to which it is then exercisable. The Committee has the right to accelerate the date upon which any instalment of any Option becomes exercisable.

Subject to the provisions of this Plan and any Award Agreement, Options shall be exercised by means of a fully completed Exercise Notice delivered to the Company.

4.5    Payment of Exercise Price

The Exercise Notice must be accompanied by payment in full of the Exercise Price in respect of the Common Shares to be purchased. The Exercise Price must be fully paid by cash, certified cheque, bank draft or money order payable to the Company. No Common Shares will be issued or transferred until full payment therefor has been received by the Company. As soon as practicable after receipt of any Exercise Notice and full payment of the Exercise Price, the Company will deliver to the Participant or Director Participant, as the case may be, a certificate or certificates representing the acquired Common Shares.

4.6    Incentive Stock Options

The following provisions will apply only to Incentive Stock Options granted under the Plan:

       (a) No Incentive Stock Option may be granted to any Employee Participant who, at the time such Option is granted, (i) is not an employee of the Company or a Subsidiary or (ii) owns securities possessing more than ten percent (10%) of the total combined voting power of all classes of securities of the Company or of any Subsidiary, except that with respect to provision (ii) hereof such an Option may be granted to such an Employee if, at the time the Option is granted, the exercise price is at least one hundred ten percent (110%) of the Fair Market Value of the Common Shares subject to the Option, and the Option by its terms is not exercisable after the expiration of five (5) years from the date the Option is granted; and

       (b) To the extent that the aggregate Fair Market Value of the Common Shares with respect to which Incentive Stock Options (without regard to this subsection) are exercisable for the first time by any individual during any calendar year (under all plans of the Company and its Affiliates) exceeds U.S. $100,000, such Options will be treated as Non Qualified Stock Options. This subsection will be applied by taking Options into account in the order in which they were granted. If some but not all Options granted on any one day are subject to this subsection, then such Options will be apportioned between Incentive Stock Option and Non Qualified Stock Option treatment in such manner as the Committee will determine. The maximum number of Common Shares that may be issued under Incentive Stock Options granted under the Plan shall be equal to the number of Common Shares issued and outstanding as of the effective date of the Plan.

4.7    Special Rule Applicable to U.S. Taxpayers

With respect to Options granted to Participants or Director Participants who are U.S. Taxpayers, Common Shares shall constitute "stock of the service recipient" within the meaning of Section 409A of the Code if such Participant or Director Participant performs services for any Affiliate that is at least fifty percent owned by the Company.


                                  ARTICLE 5
                         GRANT OF DEFERRED SHARE UNITS

5.1    Number of Deferred Share Units

The Committee may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Committee may prescribe, grant Deferred Share Units to any Participant or Director Participant, provided that the number of Deferred Share Units granted to Director Participants shall not exceed the limits set out in Schedule C.

All Deferred Share Units received by a Participant or Director Participant shall be credited to an account maintained for the Participant or the Director Participant on the books of the Company, as of the Date of Grant. The award of Deferred Share Units for a calendar year to a Participant or Director Participant shall be evidenced by an Award Agreement.

5.2    Distribution of Deferred Share Units

A Participant or Director Participant shall receive, on the Distribution Date, a lump sum payment in cash equal to the number of Deferred Share Units recorded in the Participant's or Director Participant's account on the Distribution Date multiplied by the Fair Market Value, less any applicable withholding taxes. At the option of the Committee, the Company may settle the Deferred Share Units in Common Shares. Upon payment in full of the value of the Deferred Share Units, whether in cash or in Common Shares, the Deferred Share Units shall be cancelled.

5.3    Death of Participant Prior to Distribution

Upon the death of a Participant or Director Participant prior to the distribution of the Deferred Share Units credited to the account of such Participant or Director Participant under the Plan, a cash payment shall be made to the estate of such Participant on or about the thirtieth (30th) day after the Company is notified of the death of the Participant or Director Participant or on a later date elected by the Participant's or Director Participant's estate, in the form prescribed for such purposes by the Company and delivered to the Corporate Secretary no later than twenty (20) days after the Company is notified of the death of the Participant or Director Participant, provided that such date is no later than the last business day of the calendar year following the calendar year in which the Participant or Director Participant dies. Such cash payment shall be equivalent to the amount which would have been paid to the Participant or Director Participant pursuant to and subject to Section 5.2, calculated on the basis that the day on which the Participant or Director Participant dies, or the date elected by the estate, as applicable, is the Distribution Date. Upon payment in full of the value of all of the Deferred Share Units that become payable under this Section 5.3, the Deferred Share Units shall be cancelled.

                                  ARTICLE 6
                        GRANT OF RESTRICTED SHARE UNITS

6.1    Grant of RSUs

The Committee may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Committee may prescribe, grant RSUs to any Participant or any Director Participant, provided that the number of RSUs issuable to Director Participants shall not exceed the limits set out in Schedule C.

6.2    Terms of RSUs

The Committee shall have the authority to condition the grant of RSUs upon the attainment of specified Performance Goals, or such other factors (which may vary as between awards of RSUs) as the Committee may determine in its sole discretion.

6.3    Vesting of RSUs

The Committee shall have the authority to determine at the time of grant, in its sole discretion, the duration of the vesting period and other vesting terms applicable to the grant of RSUs, provided that no RSU granted shall vest and be payable after December 31 of the third calendar year following the year of service for which the RSU was granted.

6.4    Share Certificates

Unless otherwise specified in the Award Agreement, as soon as practicable following the expiry of the applicable vesting period, or at such later date as may be determined by the Committee in its sole discretion, a share certificate representing the Common Shares issuable pursuant to the RSUs shall be registered in the name of the Participant or as the Participant may direct, subject to applicable securities laws.


                                   ARTICLE 7
                            PERFORMANCE SHARE UNITS

7.1    Grant of Performance Share Units

The Committee may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Committee may prescribe, grant Performance Share Units to any Participant. Each Performance Share Unit will consist of a right, (i) denominated or payable in cash, Common Shares, other securities or other property, and (ii) which will confer on the holder thereof rights valued as determined by the Committee and payable to, or exercisable by, the holder of the Performance Share Unit, in whole or in part, upon the achievement of such Performance Goals during such performance periods as the Committee will establish.

7.2    Value of Performance Share Units

The initial value of a Performance Share Unit will be established by the Committee at the Date of Grant and, to the extent related to Common Shares, other securities or other property will initially be equal to 100% of the Fair Market Value of a Common Share or the fair market value (as determined by the Board) of such other security or such other property on the Date of Grant.

7.3    Terms of Performance Share Units

Subject to the terms of the Plan and any applicable Award Agreement, the Performance Goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Share Unit granted, the termination of a Participant's employment and the amount of any payment or transfer to be made pursuant to any Performance Share Unit will be determined by the Committee and by the other terms and conditions of any Performance Share Unit.

7.4    Performance Goals

The Committee will issue Performance Goals prior to the commencement of the performance period to which such Performance Goals pertain. The Performance Goals may be based upon the achievement of corporation-wide, divisional or individual goals, or any other basis determined by the Committee. The Committee may modify the Performance Goals as necessary to align them with the Company's corporate objectives if there is a subsequent material change in the Company's business, operations or capital or corporate structure. Notwithstanding the foregoing, to the extent deemed desirable by the Committee, in the case of a Covered Employee, the Performance Goals set forth in Section 2.1 shall apply.


                                  ARTICLE 8
                           OTHER SHARE-BASED AWARDS

8.1    Other Share-Based Awards

The Committee may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Committee may prescribe, grant Other Share-Based Awards to any Participant. Each Other Share-Based Award will consist of a right (1) which is other than an Award or right described in Article 4, 5, 6 or 7 above and (2) which is denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including, without limitation, securities convertible into Common Shares) as are deemed by the Committee to be consistent with the purposes of the Plan; provided, however, that such right will comply with applicable law. Subject to the terms of the Plan and any applicable Award Agreement, the Committee will determine the terms and conditions of Other Share-Based Awards. Common Shares or other securities delivered pursuant to a purchase right granted under this
Section 8.1 will be purchased for such consideration, which may be paid by such method or methods and in such form or forms, including, without limitation, cash, Common Shares, other securities, other Awards, other property, or any combination thereof, as the Committee will determine.


                                  ARTICLE 9
                           TERMINATION OF EMPLOYMENT

9.1    Retirement, Death or Disability

Subject to Section 5.3, if a Participant or Director Participant dies or becomes Disabled while an employee, officer or director of or consultant to the Company or an Affiliate or if the employment or term of office or engagement of a Participant with the Company or an Affiliate terminates due to Retirement:

       1. the executor or administrator of the Participant's or Director Participant's estate or the Participant or Director Participant, as the case may be, may exercise Options of the Participant or Director Participant. The number of Options exercisable shall equal:

                (i) the number of Options that were exercisable at the Termination Date; plus

                (ii) a portion of the next instalment of the Options due to vest equal to the number of Options next due to vest multiplied by a fraction the numerator of which is the number of days elapsed since the date of vesting of the last instalment of the Options (or if none have vested, the Date of Grant) to the Termination Date and the denominator of which is the number of days between the date of vesting of the last instalment of the Option (or if none have vested, the Date of Grant) and the date of vesting of the next instalment of the Option;

       2.   the right to exercise such Options terminates on the earlier of:
            (i) the date that is twelve months after the Termination Date (except that in the case of Retirement of a U.S. Taxpayer, any Incentive Stock Option shall expire on the date that is three months after the

            Termination Date); and (ii) the date on which the Exercise Period of the particular Option expires. Subject to subsection (a), any Options held by the Participant or Director Participant that are not yet exercisable at the Termination Date immediately expire and are cancelled on the Termination Date;

       3. a portion of the next instalment of any other Awards due to vest shall immediately vest, such portion to equal to the number of Awards next due to vest multiplied by a fraction the numerator of which is the number of days elapsed since the date of vesting of the last instalment of the Awards (or if none have vested, the Date of Grant) to the Termination Date and the denominator of which is the number of days between the date of vesting of the last instalment of the Awards (or if none have vested, the Date of Grant) and the date of vesting of the next instalment of the Awards;

       4. subject to subsection (c), any other Awards held by the Participant or Director Participant that are not yet vested at the Termination Date are immediately forfeited to the Company on the Termination Date; and

       5. such Participant's or Director Participant's eligibility to receive further grants of Awards under the Plan ceases as of the Termination Date.

9.2    Termination of Employment or Services

       (a) Where a Participant's or Director Participant's employment or term of office or engagement with the Company or an Affiliate terminates by reason of the Participant's death, Disability or Retirement or, in the case of a Director Participant, the Director Participant's death or Disability, then the provisions of Section
            9.1 will apply.

       (b) Where a Participant's employment or term of office or engagement terminates by reason of a Participant's resignation, then any Options held by the Participant that are exercisable at the Termination Date continue to be exercisable by the Participant until the earlier of: (A) the date that is 30 days after the Termination Date; and (B) the date on which the Exercise Period of the particular Option expires. Any Options held by the Participant that are not yet exercisable at the Termination Date immediately expire and are cancelled on the Termination Date, and any other Awards held by the Participant that are not yet vested at the Termination Date are immediately forfeited to the Company on the Termination Date.

       (c) Where a Participant's employment or term of office or engagement terminates by reason of termination by the Company or an Affiliate without cause (as determined by the Committee in its sole discretion) (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice), then any Options held by the Participant that are exercisable at the Termination Date continue to be exercisable by the Participant until the earlier of: (A) the date that is 90 days after the Termination Date; and (B) the date on which the Exercise Period of the particular Option expires. Any Options held by the Participant that are not yet exercisable at the Termination Date immediately expire and are cancelled on the Termination Date, and any other Awards held by the Participant that are not yet vested at the Termination Date are immediately forfeited to the Company on the Termination Date.

       (d) Where a Participant's employment or term of office or engagement is terminated by the Company or an Affiliate for cause (as determined by the Committee in its sole discretion), or, in the case of a Consultant Participant, for breach of contract (as determined by the Committee in its sole discretion), then any Options held by the Participant at the Termination Date (whether or not exercisable) immediately expire and are cancelled on the Termination Date, and any other Awards held by the Participant at the Termination Date (whether or not vested) are immediately forfeited to the Company on the Termination Date.

       (e) Where a Director Participant's term of office is terminated by the Company for breach by the Director Participant of his or her fiduciary duty to the Company (as determined by the Committee in its sole discretion), then any Options held by the Director Participant at the Termination Date (whether or not exercisable) immediately expire and are cancelled on the Termination Date, and any other Awards held by the Director Participant at the Termination Date (whether or not vested) are immediately forfeited to the Company on the Termination Date.

       (f) Where a Director Participant's term of office terminates for any reason other than death or Disability of the Director Participant or a breach by the Director Participant of his or her fiduciary duty to the Company (as determined by the Committee in its sole discretion), the Committee or the Board may, in its sole discretion, at any time prior to or following the Termination Date, (A) permit the exercise of any or all Options held by the Director Participant, whether or not exercisable at the Termination Date, in the manner and on the terms authorized by the Board, provided that neither the Committee nor the Board shall, in any case, authorize the exercise of an Option pursuant to this Section beyond the date on which the Exercise Period of the particular Option expires; and (B) provide for the vesting of any or all other Awards held by a Director Participant on the Termination Date.

       (g) The eligibility of a Participant or Director Participant to receive further grants under the Plan ceases as of the date that the Company or an Affiliate, as the case may be, provides the Participant or Director Participant with written notification that the Participant's employment or term of office, or the Director Participant's term of office, as the case may be, is terminated, notwithstanding that such date may be prior to the Termination Date.

       (h) Unless the Committee, in its sole discretion, otherwise determines, at any time and from time to time, Awards are not affected by a change of employment arrangement within or among the Company or a Subsidiary for so long as the Participant continues to be an employee of the Company or a Subsidiary, including without limitation a change in the employment arrangement of a Participant whereby such Participant becomes a Director Participant.

9.3    Discretion to Permit Exercise

Notwithstanding the provisions of Sections 9.1 and 9.2, the Committee may, in its discretion, at any time prior to or following the events contemplated in such Sections, permit the exercise of any or all Options held by a Participant or Director Participant or permit the acceleration of vesting of any or all RSUs or other Awards, all in the manner and on the terms as may be authorized by the Committee, provided that the Committee will not, in any case, authorize the exercise of an Option pursuant to this Section beyond the expiration of the Exercise Period of the particular Option.

9.4    Incentive Stock Options

Notwithstanding anything to the contrary in this Article 9, in the case of an Incentive Stock Option, any Incentive Stock Options held by a U.S. Taxpayer that are exercisable at the Termination Date continue to be exercisable by the U.S. Taxpayer until the earlier of: (A) the date that is three months after the Termination Date; (B) the date on which the Exercise Period of the particular Incentive Stock Option expires, or (C) any shorter post-Termination Date exercise period as is set forth in this Article 9 or in the U.S. Taxpayer's Award Agreement.


                                  ARTICLE 10
                               CHANGE IN CONTROL

10.1   Change in Control

       (a) Unless otherwise determined by the Committee or the Board at or after the Date of Grant, any Options outstanding immediately prior to the occurrence of a Change in Control, but which are not then exercisable, shall become fully exercisable upon the occurrence of a Change in Control. Unless otherwise determined by the Committee or the Board at or after the Date of Grant, all outstanding vested Options shall be cashed out at the Change in Control Price, less the applicable Exercise Price for such Options, as of the date such Change in Control is determined to have occurred, or as of such other date as the Committee or the Board may determine prior to the Change in Control. Outstanding Options may only be cashed out, as described above, if the Change in Control Price is higher than the Exercise Price for such outstanding Options. If the Change in Control Price is equal to or lower than the Exercise Price for such outstanding Options, the Committee or the Board may terminate such outstanding Options and such outstanding Options shall be of no further force or effect Further, the Committee or the Board shall have the right to provide for the conversion or exchange of any outstanding Options into or for options, rights or other securities in any entity participating in or resulting from the Change in Control. In addition, and notwithstanding Section 12.7(b), the Committee or the Board shall have the right to determine, its sole discretion, that Options outstanding, but which are not then exercisable, shall not become exercisable and shall be cancelled in the event of a Change in Control.

       (b) Unless otherwise determined by the Committee or the Board at or after the Date of Grant, any Restricted Share Units, Deferred Share Units, Performance Share Units or Other Share-Based Awards outstanding immediately prior to the occurrence of a Change in Control shall become fully vested upon the occurrence of a Change in Control. Unless otherwise determined by the Committee or the Board at or after the Date of Grant, any Restricted Share Unit, Deferred Share Unit, Performance Share Unit or Other Share-Based Award outstanding immediately prior to the occurrence of a Change in Control shall be cashed out at the Change in Control Price as of the date such Change in Control is deemed to have occurred, or as of such other date as the Committee or the Board may determine prior to the Change in Control. Further, the Committee or the Board shall have the right to provide for the conversion or exchange of any Restricted Stock Unit, Deferred Stock Unit, Performance Share Unit or Other Share-Based Award into or for rights or other securities in any entity participating in or resulting from the Change in Control. In addition, and notwithstanding Section 12.7(b), the Committee or the Board shall have the right to determine, in its sole discretion, that Restricted Stock Units, Deferred Stock Units, Performance Share Units or Other Share-Based Awards outstanding shall not become vested and shall be cancelled and forfeited to the Company in the event of a Change in Control.

10.2   Parachute Payments

If a Participant or Director Participant is entitled to receive payments that would qualify as excess "parachute payments" under Section 280G of the Code, those payments shall be reduced by the necessary amount so that the Participant or Director Participant is not subject to excise tax under Section 4999 of the Code if such reduction would result in the Participant or Director Participant receiving a greater after-tax payment.


                                  ARTICLE 11
                           SHARE CAPITAL ADJUSTMENTS

11.1   General

The existence of any Awards does not affect in any way the right or power of the Company or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Company's capital structure or its business, or any amalgamation, combination, arrangement, merger or consolidation involving the Company, to create or issue any bonds, debentures, Common Shares or other securities of the Company or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Section would have an adverse effect on this Plan or on any Award granted hereunder.

11.2     Reorganization of Company's Capital

Should the Company effect a subdivision or consolidation of Common Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Company that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Awards in order to adjust: (a) the number of Common Shares that may be acquired on the vesting of outstanding Awards or the exercise of any outstanding Options; and/or (b) the Exercise Price of any outstanding Options and/or (c) the terms of any other Award in order to preserve proportionately the rights and obligations of the Participants or Director Participants holding such Awards, the Board will authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

11.3   Other Events Affecting the Company

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Company and occurring by exchange of Common Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust: (a) the number of Common Shares that may be acquired on the vesting of outstanding Awards or the exercise of any outstanding Options; or (b) the Exercise Price of any outstanding Options and/or (c) the terms of any other Award in order to preserve proportionately the rights and obligations of the Participants or Director Participants holding such Awards, the Board will authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

11.4    Immediate Exercise of Awards

Where the Board determines that the steps provided in Sections 11.2 and 11.3 would not preserve proportionately the rights, value and obligations of the Participants or Director Participants holding such Awards in the circumstances or otherwise determines that it is appropriate:

       (a) the Board may permit the immediate exercise of any outstanding Options that are not otherwise exercisable, and the immediate vesting of any unvested Awards; and

       (b) if the Board takes the step contemplated in (a) above, the Board may also authorize the Company, to the extent permitted under applicable laws, to:

                (i) purchase any Options from any Participant or Director Participants for a price equal to the difference between the Fair Market Value of the underlying Common Shares and the Exercise Price of the Options; or

                (ii) lend to Participants an amount equal to the aggregate Exercise Price for those Options of the Participant which have an Exercise Price which is less than the Fair Market Value of the underlying Common Shares at a rate of interest equal to the current prime rate plus one percent provided that the Participant irrevocably:

                      (A) agrees to exercise all such Options of the Participant; and

                      (B) authorizes the Company to sell, dispose of or deposit in acceptance of an outstanding take-over bid the Common Shares issuable upon the exercise of such Options, to deduct from the proceeds of sale of such Common Shares an amount equal to the outstanding balance of the loan plus accrued interest in payment of such loan, to mail a cheque payable to the Participant for the balance of the proceeds of sale and to execute and deliver on behalf of the Participant all transfers, consents or other documents necessary to give effect to the foregoing.

11.5   Issue by Company of Additional Shares

Except as expressly provided in this Article 11, neither the issue by the Company of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to: (a) the number of Common Shares that may be acquired as a result of a grant of Awards or upon the exercise of any outstanding Options; or (b) the Exercise Price of any outstanding Options.

11.6   Fractions

No fractional Common Shares will be issued on the exercise of an Option or the grant of an Award. Accordingly, if, as a result of any adjustment under Section
11.2 or 11.3, a Participant or Director Participant would become entitled to a fractional Common Share, the Participant or Director Participant has the right to acquire only the adjusted number of full Common Shares and no payment or other adjustment will be made with respect to the fractional Common Shares which shall be disregarded.


                                  ARTICLE 12
                           MISCELLANEOUS PROVISIONS

12.1   Legal Requirement

The Company is not obligated to grant any Awards, issue any Common Shares or other securities, make any payments or take any other action if, in the opinion of the Board, in its sole discretion, such action would constitute a violation by a Participant, Director Participant or the Company of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of any stock exchange upon which the Common Shares may then be listed.

12.2   Participants' Entitlement

Except as otherwise provided in this Plan, Options (whether or not exercisable) and other Awards previously granted under this Plan are not affected by any change in the relationship between, or ownership of, the Company and an Affiliate. For greater certainty, all grants of Awards remain valid and all Options remain valid and exercisable in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, an Affiliate ceases to be an Affiliate.

12.3   Withholding Taxes

The granting or vesting of each Award and exercise of each Option granted under this Plan is subject to the condition that if at any time the Committee determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such grant, vesting or exercise, such exercise is not effective unless such withholding has been effected to the satisfaction of the Committee. In such circumstances, the Committee may require that a Participant or Director Participant pay to the Company, in addition to and in the same manner as the Exercise Price, or as the Committee may determine, such amount as the Company or an Affiliate is obliged to remit to the relevant taxing authority in respect of the granting or vesting of the Award or exercise of the Option. Any such additional payment is due no later than the date on which any amount with respect to the Award or exercised Option is required to be remitted to the relevant tax authority by the Company or an Affiliate, as the case may be.

12.4   Rights of Participant

No Participant or Director Participant has any claim or right to be granted an Award (including, without limitation, an Option granted in substitution for any Option that has expired pursuant to the terms of this Plan) and the granting of any Award is not to be construed as giving a Participant or Director Participant a right to remain as an employee, consultant or director of the Company or an Affiliate. No Participant or Director Participant has any rights as a shareholder of the Company in respect of Common Shares issuable on the exercise of any Option or issuable pursuant to any other Award until the allotment and issuance to such Participant or Director Participant of certificates representing such Common Shares.

12.5   Other Incentive Awards

The Committee shall have the right to grant other incentive awards based upon Common Shares under this Plan to Participants or Director Participants in accordance with applicable laws and regulations and subject to regulatory approval, including without limitation the approval of the Toronto Stock Exchange, having such terms and conditions as the Committee may determine, including without limitation the grant of Common Shares based upon certain conditions and the grant of securities convertible into Common Shares.

12.6     Termination

The Plan will terminate on the earliest of: (i) the date upon which no further Common Shares remain available for issuance under the Plan and no Options or other Awards remain outstanding; and (ii) the acceleration of the vesting of Options and other Awards pursuant to Section 10.1 upon the occurrence of a Change in Control, unless renewed for such further period and upon such terms and conditions as the Committee may determine, but in all events the Plan will automatically terminate on the tenth anniversary of the effective date of the Plan.

12.7   Amendment

       (a) Subject to the rules and policies of any stock exchange on which the Common Shares are listed and applicable law, the Board may, without notice or shareholder approval, at any time or from time to time, amend the Plan for the purposes of:

                (i) making any amendments to the general vesting provisions of each Option, RSU or other Award;

                (ii) making any amendments to the general term of each Option provided that no Option held by an Insider may be extended beyond its original expiry date and no Option may be exercised after the tenth (10th) anniversary of the Date of Grant;

                (iii) making any amendments to the provisions set out in
                      Article 9;

                (iv) making any amendments to add covenants of the Company for the protection of Participants or Director Participants, as the case may be, provided that the Board shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants or Director Participants, as the case may be;

                (v) making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, having in mind the best interests of the Participants and Director Participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant or Director Participant resides, provided that the Board shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants and Director Participants; or

                (vi) making such changes or corrections which, on the advice of counsel to the Company, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants or Director Participants.

       (b) Subject to Section 10.1, the Board shall not alter or impair any rights or increase any obligations with respect to an Award previously granted under the Plan without the consent of the Participant or Director Participant, as the case may be.

       (c) Notwithstanding any other provision of this Plan, none of the following amendments shall be made to this Plan without approval of the Toronto Stock Exchange (to the extent the Company has any securities listed on such exchange) and the approval of shareholders:

                (i) amendments to the Plan which would increase the number of Common Shares issuable under the Plan, otherwise than in accordance with the terms of this Plan;

                (ii) amendments to the Plan which would increase the number of Common Shares issuable to Insiders, otherwise than in accordance with the terms of this Plan;

                (iii) amendments to the Plan which would increase the number of Common Shares issuable to Director Participants under the Plan, otherwise than in accordance with the terms of this Plan;

                (iv) amendments that would extend the Exercise Period of any Options held by Insiders beyond the Exercise Period otherwise determined in accordance with this Plan;

                (v) amendments that would reduce the Exercise Price of any Options held by Insiders, otherwise than in accordance with the terms of this Plan; and

                (vi) the addition of any form of financial assistance to a Participant or Director Participant.

Any amendment that would cause an Award held by a U.S. Taxpayer to fail to comply with Section 409A of the Code shall be null and void ab initio.

12.8   Section 409A of the Code

This Plan will be construed and interpreted to comply with Section 409A of the Code to the extent required to preserve the intended tax consequences of this Plan. The Company reserves the right to amend this Plan to the extent it reasonably determines is necessary in order to preserve the intended tax consequences of this Plan in light of Section 409A of the Code and any regulations or guidance under that section. In no event will the Company be responsible if Awards under this Plan result in adverse tax consequences to a U.S. Taxpayer under Section 409A of the Code. Notwithstanding any provisions of the Plan to the contrary, in the case of any "specified employee" within the meaning of Section 409A of the Code who is a U.S. Taxpayer, distributions of defined compensation under Section 409A of the Code made in connection with a "separation from service" within the meaning set forth in Section 409A of the Code may not be made prior to the date which is 6 months after the date of separation from service (or, if earlier, the date of death of the U.S. Taxpayer). Any amounts subject to a delay in payment pursuant to the preceding sentence shall be paid as soon practicable following such 6-month anniversary of such separation from service.

12.9     Requirement of Notification of Election Under Section 83(b) of the Code

If a Participant or Director Participant, in connection with the acquisition of Common Shares under the Plan, is permitted under the terms of the Award Agreement to make the election permitted under Section 83(b) of the Code (i.e., an election to include in gross income in the year of transfer the amounts specified in Section 83(b) of the Code notwithstanding the continuing transfer restrictions) and the Participant or Director Participant makes such an election, the Participant or Director Participant shall notify the Company of such election within ten (10) days of filing notice of the election with the Internal Revenue Service, in addition to any filing and notification required pursuant to regulations issued under Section 83(b) of the Code.

12.10  Requirement of Notification Upon Disqualifying Disposition Under
       Section 421(b) of the Code

If any Participant shall make any disposition of Common Shares issued pursuant to the exercise of an Incentive Stock Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions), such Participant shall notify the Company of such disposition within ten (10) days thereof.

12.11  Indemnification

Every member of the Board will at all times be indemnified and saved harmless by the Company from and against all costs, charges and expenses whatsoever including any income tax liability arising from any such indemnification, that such member may sustain or incur by reason of any action, suit or proceeding, taken or threatened against the member, otherwise than by the Company, for or in respect of any act done or omitted by the member in respect of this Plan, such costs, charges and expenses to include any amount paid to settle such action, suit or proceeding or in satisfaction of any judgment rendered therein.

12.12  Participation in the Plan

The participation of any Participant or Director Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant or Director Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Company to ensure the continued employment or engagement of such Participant or Director Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Common Shares. The Company does not assume responsibility for the income or other tax consequences for the Participants and Director Participants and they are advised to consult with their own tax advisors.

12.13  Optionee to bear cost of Employer's NICs on Option Gains

The Optionee agrees with the Company and undertakes to any other company which is a "secondary contributor" in respect of Employer's NICs payable in respect of any Option Gain (the "Secondary Contributor") that:

       (a) the Secondary Contributor may recover from the Optionee the whole of any Employer's NIC; and

       (b) the Optionee shall join with the Secondary Contributor in making an election (in such terms and such form and subject to such approval by the Inland Revenue as provided in paragraphs 3A and 3B of Schedule 1 to the Social Security Contributions and Benefits Act 1992) for the whole of any liability of the Secondary Contributor to Employer's NICs to be transferred to the Optionee.

12.14  Optionee's tax indemnity and recovery of Employer's NICs

       (a) The Optionee shall indemnify the Optionee's Employer against any Option Tax Liability.

       (b) On any occasion on which an Option is exercised after an election has been made as mentioned in Section 12.13(b) of this Plan, the Optionee shall ensure that any Employer's NICs are paid to the Optionee's Employer in time to enable the Optionee's Employer to remit such Employer's NICs to the UK Inland Revenue before the fourteenth day following the end of the PAYE month in which the Option is exercised.

       (c) The Company shall not be obliged to procure the transfer of Option Shares or to allot and issue any Option Shares or any interest in Option Shares pursuant to this Plan unless and until the Optionee has paid to the Optionee's Employer such sum as is, in the opinion of the Optionee's Employer, sufficient to indemnify the Optionee's Employer in full against any Option Tax Liability or the Optionee has made such other arrangement as, in the opinion of the Optionee's Employer, will ensure that the full amount of any Option Tax Liability will be recovered from the Optionee within such period as the Optionee's Employer may determine.

       (d) The Company shall have the right not to procure the transfer of Option Shares or not to allot and issue to or to the order of the Optionee the aggregate number of Option Shares to which the Optionee would otherwise be entitled but to retain out of such aggregate number of Option Shares such number of Option Shares as, in the opinion of the Company, will enable the Company to sell as agent for the Optionee (at the best price which can reasonably be expected to be obtained at the time of sale) and to pay over to the Optionee's Employer sufficient monies out of the net proceeds of sale, after deduction of all fees, commissions and expenses incurred in relation to such sale, to satisfy the Optionee's liability under such indemnity.

12.15  International Participants

With respect to Participants or Director Participants who reside or work outside Canada and the United States, the Board may, in its sole discretion, amend, or otherwise modify, without shareholder approval, the terms of the Plan or Awards with respect to such Participants or Director Participants in order to conform such terms with the provisions of local law, and the Committee may, where appropriate, establish one or more sub-plans to reflect such amended or otherwise modified provisions.

12.16  Effective Date

This Plan becomes effective on a date to be determined by the Board.

12.17  Governing Law

This Plan is created under and is to be governed, construed and administered in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

                                  SCHEDULE A
                            Form of Award Agreement

Mitel Networks Corporation (the "Company") hereby grants the following Award(s) to the Participant or Director Participant named below (the "Participant"), in accordance with and subject to the terms, conditions and restrictions of this Agreement, together with the provisions of the 2006 Equity Incentive Plan (the "Plan") of the Company dated o, 2006:

       Name of Participant or Director Participant:
                                                   ----------------------------
       Date of Grant:
                       --------------------------------------------------------
       Total Number of Common Shares Subject to Option:
                                                         ----------------------
       Total Number of RSUs:
                              -------------------------------------------------
       Total Number of Deferred Share Units:
                                              ---------------------------------
       Total Number of Performance Share Units:
                                                 ------------------------------
       Total Number and type of Other Share-Based Awards:
                                                           --------------------
       Additional terms applicable to such Award:



H. THE TERMS AND CONDITIONS OF THE PLAN ARE HEREBY INCORPORATED BY REFERENCE AS TERMS AND CONDITIONS OF THIS AWARD AGREEMENT AND ALL CAPITALIZED TERMS USED HEREIN, UNLESS EXPRESSLY DEFINED IN A DIFFERENT MANNER, HAVE THE MEANINGS ASCRIBED THERETO IN THE PLAN.

I. SUBJECT TO ANY ACCELERATION IN VESTING AS PROVIDED IN THE PLAN OR AS OTHERWISE DETERMINED IN THIS AWARD AGREEMENT, EACH OPTION IS EXERCISABLE IN THE INSTALMENTS SET FORTH IN SECTION 4.4 OF THE PLAN AND EACH RSU VESTS AS TO ONE-THIRD EFFECTIVE ON THE BUSINESS DAY PRIOR TO EACH OF THE FIRST, SECOND AND THIRD ANNIVERSARIES OF THE DATE OF GRANT.

J. IN NO EVENT IS THE OPTION GRANTED HEREUNDER EXERCISABLE AFTER THE EXPIRATION OF THE RELEVANT EXERCISE PERIOD.

K. NO FRACTIONAL COMMON SHARES WILL BE ISSUED PURSUANT TO AN AWARD GRANTED HEREUNDER. IF, AS A RESULT OF ANY ADJUSTMENT TO THE NUMBER OF COMMON SHARES ISSUABLE PURSUANT TO AN AWARD GRANTED HEREUNDER PURSUANT TO THE PLAN, THE PARTICIPANT WOULD BE ENTITLED TO RECEIVE A FRACTIONAL COMMON SHARE, THE PARTICIPANT HAS THE RIGHT TO ACQUIRE ONLY THE ADJUSTED NUMBER OF FULL COMMON SHARES AND NO PAYMENT OR OTHER ADJUSTMENT WILL BE MADE WITH RESPECT TO THE FRACTIONAL COMMON SHARES SO DISREGARDED.

L. NOTHING IN THE PLAN OR IN THIS AWARD AGREEMENT WILL AFFECT THE COMPANY'S RIGHT, OR THAT OF AN AFFILIATE, TO TERMINATE THE EMPLOYMENT OR TERM OF OFFICE OR ENGAGEMENT OF A PARTICIPANT AT ANY TIME FOR ANY REASON WHATSOEVER. UPON SUCH TERMINATION, A PARTICIPANT'S RIGHTS TO EXERCISE OPTIONS WILL BE SUBJECT TO RESTRICTIONS AND TIME LIMITS, COMPLETE DETAILS OF WHICH ARE SET OUT IN THE PLAN.

M. EACH NOTICE RELATING TO THE AWARD, INCLUDING THE EXERCISE OF ANY OPTION MUST BE IN WRITING. ALL NOTICES TO THE COMPANY MUST BE DELIVERED PERSONALLY OR BY PREPAID REGISTERED MAIL AND MUST BE ADDRESSED TO THE CHIEF FINANCIAL OFFICER OF THE COMPANY WITH A COPY TO THE ASSISTANT SECRETARY OF THE COMPANY. ALL NOTICES TO THE PARTICIPANT WILL BE ADDRESSED TO THE PRINCIPAL ADDRESS OF THE PARTICIPANT ON FILE WITH THE COMPANY. EITHER THE COMPANY OR THE PARTICIPANT MAY DESIGNATE A DIFFERENT ADDRESS BY WRITTEN NOTICE TO THE OTHER. SUCH NOTICES ARE DEEMED TO BE RECEIVED, IF DELIVERED PERSONALLY, ON THE DATE OF DELIVERY, AND IF SENT BY PREPAID, REGISTERED MAIL, ON THE FIFTH BUSINESS DAY FOLLOWING THE DATE OF MAILING. ANY NOTICE GIVEN BY EITHER THE PARTICIPANT OR THE COMPANY IS NOT BINDING ON THE RECIPIENT THEREOF UNTIL RECEIVED.

N. SUBJECT TO SECTION 9.1 OF THE PLAN, ANY OPTION GRANTED PURSUANT TO THIS AWARD AGREEMENT MAY ONLY BE EXERCISED DURING THE LIFETIME OF THE PARTICIPANT BY THE PARTICIPANT PERSONALLY AND NO ASSIGNMENT OR TRANSFER OF AN AWARD, WHETHER VOLUNTARY, INVOLUNTARY, BY OPERATION OF LAW OR OTHERWISE, VESTS ANY INTEREST OR RIGHT IN SUCH AWARD WHATSOEVER IN ANY ASSIGNEE OR TRANSFEREE, AND IMMEDIATELY UPON ANY ASSIGNMENT OR TRANSFER OR ANY ATTEMPT TO MAKE SUCH ASSIGNMENT OR TRANSFER, THE AWARD GRANTED HEREUNDER TERMINATES AND IS OF NO FURTHER FORCE OR EFFECT. COMPLETE DETAILS OF THIS RESTRICTION ARE SET OUT IN THE PLAN.

O.     THE PARTICIPANT HEREBY AGREES THAT:

       1. any rule, regulation or determination, including the interpretation by the Board of the Plan, the Award granted hereunder and, if applicable, its exercise, is final and conclusive for all purposes and binding on all persons including the Company and the Participant; and

       2. the grant of the Award does not affect in any way the right of the Company or any Affiliate to terminate the employment of the Participant.

P. THIS AWARD AGREEMENT HAS BEEN MADE IN AND IS TO BE CONSTRUED UNDER AND IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO AND THE LAWS OF CANADA APPLICABLE THEREIN.

                                             MITEL NETWORKS CORPORATION

                                               By:
                                                  -----------------------------
                                                    Authorized Signatory

I have read the foregoing Award Agreement and hereby accept the Award in accordance with and subject to the terms and conditions of such Award Agreement and the Plan. I understand that I may review the complete text of the Plan by contacting the Assistant Secretary of the Company. I agree to be bound by the terms and conditions of the Plan governing the Award.


---------------------------  ---------------------------------------------------
Date Accepted                Participant's Signature


                             ---------------------------------------------------
                             Participant's Name
                             (Please Print)

                                  SCHEDULE B
           2006 Equity Incentive Plan Exercise Notice Form - Options

Pursuant to the terms of the Award Agreement dated ______________ between Mitel Networks Corporation (the "Company") and me, I hereby exercise my options to purchase ______________ Common Shares of the Company (the "Options"), at the Exercise Price (as defined in the Award Agreement) of $_______ Cdn. per share. Enclosed herewith is a cheque in the amount of $__________ Cdn. payable to the Company in full payment of the purchase price for such shares.

Please cause any Common Shares purchased hereby to be issued in _________ certificate(s) of Common Shares each, registered as follows:

         Name:
                  -----------------------------------------------------
         Address:
                  -----------------------------------------------------


I understand that the certificate(s) for any Common Shares issuable to me pursuant to this Notice will be forwarded to me by the Company's Transfer Agent by registered mail.


------------------------  ---------------------------------------------------
Date                      Participant's Signature

                                   SCHEDULE C

---------------------------------------- -------------------------------------- --------------------------------------
           Reason for Grant                      Date of Grant                           Award Grant
---------------------------------------- -------------------------------------- --------------------------------------
Initial Grant upon joining Board of      Date of Appointment to Board of             Options to acquire 30,000 Common
Directors                                Directors                                   Shares, or 15,000 DSUs or RSUs
                                                                                     (or a combination thereof)
---------------------------------------- -------------------------------------- --------------------------------------
Annual  Service on Board of Directors    Date of each annual meeting of              Options to acquire 15,000 Common
                                         shareholders at which the Director          Shares, or 7,500 DSUs or RSUs (or a
                                         Participant is elected to the Board         combination thereof)
                                         by the shareholders
---------------------------------------- -------------------------------------- --------------------------------------

                                  SCHEDULE F

                           ORDINARY RESOLUTION NO. 2

RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF MITEL NETWORKS CORPORATION THAT:

1. The following amendments to By-law No. 1A of the Corporation are hereby confirmed:

         2.3   Financial Year

         Until otherwise determined by the board, the financial year of the Corporation shall end on the 30th day of April in each year.

         4.5   Calling of Meetings

         Meetings of the board shall be held from time to time at such place within or outside Canada, on such day and at such time as the board, the chairperson of the board, the chief executive officer, the president or any two directors may determine.

         4.8   Chairperson and Secretary

         The chairperson of the board or, in the chairperson's absence, the lead director, or in lead directors' absence, the chief executive officer or, in the chief executive officer's absence, the president or, in the president's absence, a vice-president shall be chairperson of any meeting of the board. If none of these officers are present, the directors present shall choose one of their number to be chairperson. The secretary or an assistant secretary of the Corporation shall act as secretary at any meeting of the board and, if the secretary or an assistant secretary of the Corporation is absent, the chairperson of the meeting shall appoint a person who need not be a director to act as secretary of the meeting.

         4.11  Electronic Voting

         Subject to the Act, a director participating in a meeting by telephonic, electronic or other communication facility in accordance with section 4.10 may vote by means of such facility.

         8.6   Chairperson and Secretary

         The chairperson of the board or, in the chairperson's absence, the chief executive officer or, in the chief executive officer's absence, the president or, in the president's absence, a vice-president shall be chairperson of any meeting of shareholders. If none of these officers are present within 15 minutes after the time appointed for holding the meeting, the persons present and entitled to vote shall choose a chairperson from amongst themselves. The secretary or an assistant secretary of the Corporation shall act as secretary at any meeting of shareholders or, if the secretary or an assistant secretary of the Corporation be absent, the chairperson of the meeting shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by resolution or by the chairperson with the consent of the meeting.

         8.8   Quorum

         A quorum of shareholders is present at a meeting of shareholders if the holders of 25% of the shares entitled to vote at the meeting are present in person or represented by proxy, provided that a quorum shall not be less than two persons. A quorum need not be present throughout the meeting provided a quorum is present at the opening of the meeting.

         10.4  Unclaimed Dividends

         Any dividend unclaimed after a period of two years from the date on which the dividend has been declared to be payable shall be forfeited and shall revert to the Corporation.

2. Notwithstanding the approval of the matters provided for herein, the board of directors of the Corporation is hereby authorized, without further approval of the shareholders of the Corporation, to revoke this resolution for any reason, at any time before the action approved by this resolution becomes effective.

                                                                 DOCUMENT 4

                                                      DRAFT: July 26, 2006

[MITEL LOGO OMITTED]

        FORM OF PROXY FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                   TO BE HELD ON THURSDAY, SEPTEMBER 7TH, 2006

 THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MITEL NETWORKS CORPORATION

The undersigned hereby appoints Donald W. Smith, Chief Executive Officer and a director of Mitel Networks Corporation (the "Corporation") or failing him, Steven E. Spooner, Chief Financial Officer of the Corporation, or instead of either of them, _____________________, as proxy for the undersigned, with full power of substitution, to attend at the Annual and Special Meeting of Shareholders of the Corporation to be held on Thursday, September 7th, 2006 at The Brookstreet Hotel, 525 Legget Drive, Ottawa (Kanata), Ontario, Canada, K2K 2W2, commencing at 2:30 p.m., Ottawa time, and any adjournment or adjournments thereof (the "Meeting"), to act for and on behalf of the undersigned and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast as if the undersigned was personally present at the Meeting.

The undersigned hereby directs the appointed proxyholder to vote the shares represented by this proxy as follows:

Please mark with a "X".

1. Annual Resolution No. 1, as set out in Schedule A to the management proxy circular accompanying this proxy, to determine that the number of directors of the Corporation and the number of directors to be elected at each annual meeting of shareholders be seven and to elect the following persons as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected.

         All Classes of Shares



         Dr. Terence H. Matthews    FOR           WITHHOLD           Kirk K. Mandy        FOR           WITHHOLD
                                        ----              ----                                ----              ----

         Paul A.N. Butcher          FOR           WITHHOLD           Gilbert S. Palter    FOR           WITHHOLD
                                        ----              ----                                ----              ----

         Donald W. Smith            FOR           WITHHOLD           Guthrie J. Stewart   FOR           WITHHOLD
                                        ----              ----                                ----              ----

         Peter D. Charbonneau       FOR           WITHHOLD
                                        ----              ----



2. Annual Resolution No. 2, as set out in Schedule B to the management proxy circular accompanying this proxy, to appoint Deloitte & Touche LLP as Auditors and authorize the directors to determine and fix their remuneration as such.

         All Classes of Shares      FOR                       WITHHOLD
                                        ---------                     -------

3. Special Resolution No. 1, as set out in Schedule C to the management proxy circular accompanying this proxy, to amend the articles of the Corporation to decrease the authorized capital by cancelling the authorized and unissued Class A Convertible Preferred Shares ("Class A Shares"), the Class B Convertible Preferred Shares ("Class B Shares"), the Class A Convertible Preferred Shares, Series 1 (the "Series A Shares") and the Class B Convertible Preferred Shares, Series 1 (the "Series B Shares"), immediately following and conditional upon the conversion of all the issued Series A Shares and all the issued Series B Shares into Common Shares.

         All Classes of Shares      FOR                  AGAINST
                                       ---------                -------

         Class A Shares Only        FOR                  AGAINST
                                       ---------                -------

         Class B Shares Only        FOR                  AGAINST
                                       ---------                -------

4. Special Resolution No. 2, as set out in Schedule D to the management proxy circular accompanying this proxy, to amend the articles of the Corporation to change the Corporation's issued and outstanding Common Shares into a smaller number of Common Shares on the basis of one (1) Common Share for each eight (8) issued and outstanding Common Shares.

         All Classes of Shares      FOR                  AGAINST
                                       ---------                -------

5. Special Resolution No. 3, as set out in Schedule E to the management proxy circular accompanying this proxy, to increase the authorized capital by creating an unlimited number of preferred shares, issuable in series.

         All Classes of Shares      FOR                  AGAINST
                                       ---------                -------

         Common Shares Only         FOR                  AGAINST
                                       ---------                -------

         Class A Shares Only        FOR                  AGAINST
                                       ---------                -------

         Class B Shares Only        FOR                  AGAINST
                                       ---------                -------

6. Special Resolution No. 4, as set out in Schedule F to the management proxy circular accompanying this proxy, to remove the share transfer restrictions as set out in the articles of incorporation.

         All Classes of Shares      FOR                  AGAINST
                                       ---------                -------

7. Special Resolution No. 5, as set out in Schedule G to the management proxy circular accompanying this proxy, to change the number of directors from a minimum of one (1) to a minimum of three (3) and from a maximum of ten (10) to a maximum of fifteen (15) with such fixed number of directors from time to time authorized by the directors of the Corporation.

         All Classes of Shares      FOR                  AGAINST
                                       ---------                -------

8. Special Resolution No. 6, as set out in Schedule H to the management proxy circular accompanying this proxy, to change the name of the Corporation to Mitel Corporation.

         All Classes of Shares      FOR                  AGAINST
                                       ---------                -------

9. Ordinary Resolution No. 1, as set out in Schedule I to the management proxy circular accompanying this proxy, to approve the 2006 Equity Incentive Plan.

         All Classes of Shares      FOR                  AGAINST
                                       ---------                -------

10. Ordinary Resolution No. 2, as set out in Schedule J to the management proxy circular accompanying this proxy, to confirm the amendments to By-law No. 1A.

         All Classes of Shares      FOR                  AGAINST
                                       ---------                -------

The shares represented by this proxy will be voted on any ballot that may be called for at the Meeting in the manner specified herein by a shareholder. If instructions are not given with respect to any particular matter and either Donald W. Smith or Steven E. Spooner is appointed proxyholder, the shares represented by this proxy will be voted FOR each such matter.

Discretionary authority is hereby conferred by the undersigned on the appointed proxyholder with respect to amendments or variations to any of the above matters and to any other matters that may properly come before the Meeting. At the date of the management proxy circular accompanying this proxy, management of the Corporation knows of no such other matters.

DATED this                  day of                            , 2006.
           ----------------        ---------------------------



----------------------------------------
   Name of Shareholder(s) [please print]


----------------------------------   -------------------------------------------
    Signature of Shareholder          Signature of Shareholder (if held Jointly)

                              PROXY INSTRUCTIONS

PLEASE COMPLETE, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE OR SENDING IT BY FACSIMILE TO THE CORPORATION AT 613-592-7813
ATTENTION: CORPORATE SECRETARY'S OFFICE.

1. This proxy must be deposited no later than 12:00 p.m. (noon) on Wednesday, September 6th, 2006, being the business day preceding the day of the Meeting .

2. This proxy must be dated and signed by the shareholder or his or her attorney authorized in writing or, where the shareholder is a corporation, must be executed or signed by a duly authorized officer or attorney of the corporation. If this proxy is executed by an attorney for an individual shareholder or by an officer or attorney of a corporate shareholder, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the proxy.

3. If this proxy is not dated in the space provided, it shall be deemed to bear the date on which it was mailed by the management of the Corporation.

4. The persons named in the enclosed form of proxy are directors or officers of the Corporation. If you wish to appoint some other person or company (who need not be a shareholder) to represent you at the Meeting, you may do so by striking out the name of the persons named in the enclosed form of proxy and inserting the name of your appointee in the blank space provided.

5. A shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing (or, if the shareholder is a corporation, by an authorized officer or attorney thereof authorized in writing), at the registered office of the Corporation at any time up to and including the close of business of the last business day preceding the day of the Meeting at which such proxy is to be used, or with the chairman of the Meeting on the day of, but prior to commencement of, the Meeting, or in any other manner permitted by law, and upon either of such deposits such proxy shall be revoked. If the instrument of revocation is deposited with the Chairman of the Meeting on the day of the Meeting, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                MITEL NETWORKS CORPORATION
                                    -------------------------------------------
                                                       (Registrant)


Date:  September 12, 2006           By: /S/ DONALD W. SMITH
       -------------------------        ---------------------------------------
                                        Name:   Donald W. Smith
                                        Title:  Chief Executive Officer